
11006994


2010
ANNUAL REPORT



AMERIGON

Advanced Thermoelectric Solutions



## TO OUR SHAREHOLDERS:

Amerigon reached an important milestone in 2010: We broke $100 million in annual revenue for the first time reaching a record $112.4 million for the year, which was up 84 percent from 2009 revenue. And, I am pleased to report that net income in 2010 was up substantially from the prior year to a record of nearly $10 million, or $0.44 per diluted share. These are big achievements for a small company especially during a depressed worldwide automobile industry and a recession-plagued global economy. But thanks to the hard work of our entire team, 2010 wound up being a very good year for Amerigon.

We had a lot of very positive developments and news throughout the year including the introduction of two new products based on our proprietary thermoelectric technology during the second half of the year. Last September we applied our active heating and cooling technology to a suite of luxury mattresses that is being marketed by our partner, Mattress Firm Inc., which has more than 580 store locations in 22 states. These exciting new mattresses are the first ever bedding products to offer individually controlled heating and cooling capabilities. In December of last year, we also launched our heated and cooled cupholder that is now available in the 2011 Dodge Charger. We are very pleased to say that's the first product we have ever offered in a Chrysler vehicle and we believe it's a sign of more to come.

The heated and cooled luxury mattresses and our cupholders have both been received very well in the marketplace. These products not only diversify our portfolio of commercial products, but they both have the potential over time to be high volume products for us. We expect one more automobile platform to feature our cup holder this year and we believe the cup holders could generate $8 million-$10 million in product revenues in 2011. The heated and cooled luxury mattress line should also begin to generate meaningful revenues this year as well.

Just like our very successful Climate Control Seat® (CCS®) system, which is now offered in 54 automobile models, these new products are based on the advances we have made in our proprietary, solid-state thermoelectric technology. We are continuing to refine the materials we use in our proprietary products and intend to introduce other new commercial products in such markets as aerospace and defense, stationary temperature management and other automotive applications in the future. As most of you know, we are working with the U.S. Department of Energy (DOE) on a number of programs including a program for a future thermoelectric zonal HVAC system and, as a result of our waste-heat recovery work with the DOE, we are developing a prototype waste-heat, thermoelectric power generator for a major customer. These are long-term programs that are not expected to generate revenue in the near-term.

Our CCS system was still our only high volume product. It remains very popular with our customers and end-users. We shipped 411,000 CCS systems during the fourth quarter and 1.6 million during the year, compared with 309,000 and 874,000 for the respective 2009 periods. The year-over-year increase was driven primarily by a somewhat improved automotive market that resulted in higher vehicle production levels, new models that included CCS and the full year effect of the addition of a rear seat option on certain existing vehicles.

As I mentioned, CCS systems are currently offered as an option or standard feature on 54 vehicles manufactured by Ford, General Motors, Toyota, Nissan, Hyundai, Kia and Jaguar/Land Rover. New vehicles equipped with CCS systems and launched during 2010 included the Ford F-250, Ford Explorer, Infiniti QX56, Nissan Patrol, Kia Sonata, Kia Sportage, Kia Optima, Hyundai Tucson and the Hyundai Veracruz.

These vehicles have all been successful platforms for us. We are, in particular, expecting a lot from the Ford Explorer. The initial response in the early Explorer orders for heated and cooled seats looks very promising. Overall our goal is to add at least five or six new vehicle platforms each year.

I'd also like to note a very major development for Amerigon that occurred more recently, after the start of 2011. On February 28, we announced that Amerigon had entered into an agreement to purchase 75.6 percent of the voting shares of W.E.T. Automotive Systems, with a plan to acquire the remaining shares via a tender offer. A publicly-traded German company, W.E.T. has been a leading supplier of heated and heated and ventilated seat systems, and it has recently developed a heated and cooled seat system. The acquisition will immediately increase our annualized revenues to more than $450 million, it will be accretive, and it will also end the lawsuits over intellectual property between our two companies.

W.E.T. has very strong relationships with its customers, particularly in China and Europe, places we have been working hard to penetrate. They have important process and manufacturing expertise, and manufacturing presence in low cost locations in Europe, Asia, and North America, that will create important synergies with Amerigon. This should be looked at more like a merger than an acquisition since we expect to retain W.E.T.'s employees and their customers. We are all very excited about this acquisition and early reports show the marketplace, and our respective customers, have reacted positively as well.

To summarize, we had a very successful 2010, particularly in the second half of the year. 2011 is presenting its own set of challenges and opportunities, but we like where we are headed and are very excited about the potential of our W.E.T. acquisition. As I mentioned, the automotive industry is still in a recession globally but we are seeing signs of a recovery, which we believe should continue barring any unforeseen downturn in the current economic outlook.

Before I close, I'd like to note the retirement of Dr. Lon Bell, the founder and former Chief Technical Officer of Amerigon and former President of BSST. Lon was the brains behind many of our advances in thermoelectric technology. He got Amerigon started and he has played an important role in the development of the Company and its proprietary products. We are pleased that Lon has agreed to assist us as a consultant in our future development efforts and that he will continue to serve on our Board. We, of course, wish Lon all the best in his future pursuits.

I'd like to thank you all for your support, and thank all of our dedicated employees and suppliers for their continued hard work. I look forward to sharing our future progress with you throughout 2011 and beyond.

Sincerely,

D.R. Coker

**Daniel R. Coker**
President and Chief Executive Officer

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



## FORM 10-K

(Mark One)

☒ **Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934**

**for the fiscal year ended December 31, 2010**

**or**

☐ **Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934**

**for the transition period from to .**

**Commission file number 0-21810**

# AMERIGON INCORPORATED

**(Exact name of registrant as specified in its charter)**

| **Michigan** | **95-4318554** |
|---|---|
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **21680 Haggerty Road, Ste. 101, Northville, MI** | **48167** |
| **(Address of principal executive offices)** | **(Zip Code)** |

Registrant's telephone number, including area code: **(248) 504-0500**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock | The NASDAQ Stock Market |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

| | |
|---|---|
| Large accelerated filer ☐ | Accelerated filer ☒ |
| Non-accelerated filer ☐ | Smaller reporting company ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant, computed by reference to the average bid and asked prices of such Common Stock as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2010, was $129,958,000. For purposes of this computation, the registrant has excluded the market value of all shares of its Common Stock reported as being beneficially owned by executive officers and directors and holders of more than 10% of the Common Stock on a fully diluted basis of the registrant; such exclusion shall not, however, be deemed to constitute an admission that any such person is an "affiliate" of the registrant. As of February 16, 2011, there were 22,039,113 issued and outstanding shares of common stock of the registrant.

## TABLE OF CONTENTS

AMERIGON INCORPORATED

PART I

## ITEM 1. BUSINESS

### General

Amerigon Incorporated ("Amerigon," "we," the "Company" or the "registrant") designs, develops and markets products based on our advanced, proprietary, efficient thermoelectric device ("TED") technologies for a wide range of global markets and heating and cooling applications. Our current principal product is our proprietary Climate Control Seat™ ("CCS™" or "CCS") which we sell to automobile and light truck original equipment manufacturers or their tier one suppliers. The CCS provides year-round comfort to automotive seat occupants by producing both active heating and cooling. As of December 2010, we have shipped approximately 6.9 million units of our CCS product to customers since we first began shipping CCS units in 2000. Our CCS product is currently offered as an optional or standard feature on 54 automobile models produced by Ford Motor Company, General Motors, Toyota Motor Corporation, Nissan, Tata Motors, Ltd. and Hyundai. Tata Motors, Ltd. features CCS on its Jaguar and Land Rover luxury brands which it acquired from Ford Motor Company in 2008.

Since the initial introduction of CCS we have introduced new designs that incorporated improvements in electrical efficiency, size, weight, and noise and are more versatile. These include our Micro Thermal Module™ ("MTM™" or "MTM") technology and our CCS II configuration. Further improvements in engineering design are currently in development and are expected to be introduced on future vehicle models.

In 2008, we launched a heated and ventilated only variant of the CCS ("HV"). This product works in a similar fashion to our CCS, only there is no active cooling capability and no TED. In the cooling mode, the vent only system will use the ambient cabin air to provide a degree of cooling comfort to the seat occupant. In the heating mode, the vent only system will be supplemented with more traditional resistive heating elements. This system has a lower price and is targeted to certain lower cost vehicle models and certain geographical markets.

In 2009, we were awarded a contract to manufacture an automotive heated and cooled cup holder for the 2011 Dodge Charger. The cup holder has been designed to be packaged in multiple configurations to accommodate different console environments. In addition to requiring low power consumption, it has proven automotive grade, ruggedness, high reliability and drink retention features. The cup holder has two cup positions that provide for separate temperature settings in each holder that allow the driver and passenger to individually control the heating or cooling of their respective beverages. The technology used in the cup holder is similar to that of the CCS system. The cup holder was launched at the end of the final quarter of 2010.

In September 2010, we launched our actively heated and cooled suite of luxury mattresses. The mattresses provide individual controls via two wireless remotes to actively heat and cool each side of the mattress independently. We sell the mattresses through U.S. based specialty mattress retailer, Mattress Firm, Incorporated ("Mattress Firm"). Mattress Firm has over 580 retail stores located across 22 states. The new mattresses are sold under the brand name YuMe™ and are available in King and Queen sizes.

The Company is also engaged in a program to improve the efficiency of TEDs and to develop, market and distribute new products based on this technology.

On September 1, 2009, our subsidiary, BSST LLC ("BSST") entered into a partnership agreement with 5N Plus Inc., a Canadian corporation specializing in production of high-purity metals ("5N Plus"), to form ZT Plus. ZT Plus' objective is the development and testing of new materials that show increased thermoelectric efficiency. BSST purchased 5N Plus' 50% ownership of ZT Plus in March 2010 and BSST is now the 100% owner of ZT Plus, LLC ("ZT Plus").

On October 1, 2010 we formed Amerigon Europe, GmbH ("Amerigon Europe") and opened a technical support office in Augsburg, Germany, to provide design initiatives, product development, application engineering and prototype builds in support of European sales.

On December 31, 2010, we purchased the ownership interests in BSST then held by Dr. Lon E. Bell ("Bell"). Prior to such acquisition, Bell owned a 15% interest in BSST. As a result of such acquisition, BSST is now a wholly-owned subsidiary of Amerigon.

**Corporate Information**

We were incorporated in 1991 and focus our efforts on developing advanced TED technologies and applications including our CCS product. At the present time, the CCS is our only high volume product, however, we expect that our heated and cooled cup holder and heated and cooled mattress will begin to noticeably contribute to our product revenues during 2011. We are presently working on developing products that utilize our proprietary TED technology in other non-CCS applications.

We are incorporated under the laws of the State of Michigan. Our internet website address is www.amerigon.com. Our annual or transition reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") are made available free of charge through our website as soon as reasonably practicable after we electronically file them with or furnish them to the Securities and Exchange Commission.

**Business Strategy**

Our strategy is to become the leading provider of TED based products through strategic relationships with automobile manufacturers and market leaders in other industries and their suppliers. We have, however, expanded our product line to non-TED based products where we believe our technologies and core competencies give us a distinct advantage and our customers are interested in a wider range of product choices. An example of this is the heated and ventilated only variant of the CCS. Our strategy includes the following key elements:

- Developing TED based products in partnership with capable sectoral partners using our proprietary developed, highly efficient TEDs;
- Further improving the efficiency of our TED systems on a proprietary basis through continued research and development including research in TED materials;
- Entering new markets with our existing and future TED proprietary technology;
- Continuing to encourage automobile manufacturers and their tier one suppliers to offer our CCS and heated and cooled cup holder products;
- Continuing to improve our CCS and heated and cooled cup holder technologies for cost, performance, efficiency and packageability;
- Increasing global penetration with automotive companies by offering a variety of heated, cooled and ventilated products;
- Penetrate the bedding market with our heated and cooled mattress with our retail partner, Mattress Firm, in the United States and with other partners in other geographic regions; and
- Continuing to expand our intellectual property.

## Products

*Thermoelectric device (TED)*

Our current and future planned products are primarily based upon our internally developed advanced TED technology. A TED is a solid state circuit that has the capability to produce both a hot and cold thermal condition. This is known as the Peltier effect. The advantages of advanced TEDs over conventional compressed gas systems is that they are environmentally friendly, less complex as they have no moving parts and are compact and light weight. Traditional TEDs are not widely utilized in the global product marketplace because they are inherently inefficient. We have worked for the past ten years developing innovations that improve TED efficiency. We currently hold 20 U.S. patents related to these innovations and have 27 additional U.S. patents pending. Our progress to date has been to improve TED efficiency by an approximate factor of two. We believe that an improvement factor of four is required for a number of practical commercial applications. This improvement is likely to require the development of advanced materials and manufacturing processes to produce those materials in sufficient quantities. Advanced TED materials are currently being researched by a number of entities, and we have developed strategic relationships with several of these. During 2008, we participated in a significant breakthrough. With our support, a scientist at The Ohio State University developed a new efficient TED material having certain desirable properties at high temperatures. This and other materials we are working with are not ready for commercial applications; however, our subsidiary, ZT Plus, was formed for the express purpose of completing the development of advanced materials and creating innovative manufacturing capabilities to produce the materials in volume, and in a cost-efficient manner. We currently hold three U.S. patents and have 10 additional U.S. patents pending, related to TED materials.

TEDs also have a capability known as the Seebeck effect that is reciprocal to the Peltier effect. In this process thermal energy, such as the waste heat from an automobile exhaust, can be converted into electrical power. As with the Peltier effect, traditionally designed TEDs lack the efficiency for practical application. Our research and development efforts seek to improve the TED efficiency of this process. ZT Plus' current primary focus is on TED materials suited for these types of devices.

Although we believe the prospects of our advanced TED technology are very promising, there are no assurances as to when the efficiency gains required can be achieved, if at all. Additionally, it can not be certain that our proposed products based upon our advanced TED designs would gain acceptance by potential customers. While we have been encouraged by some developments in advancing TED capabilities, there have also been set backs and problems that we continue to try to overcome.

*Climate Control Seat*

Our CCS product utilizes exclusive patented technology, obtained through license and internal development, for a variable temperature seat climate control system to enhance the comfort of vehicle passengers. We have additional patents pending for further improvements to the CCS and TED technology. Our CCS product uses one or more TEDs, which generate heating or cooling depending upon the direction of the current applied to the device.

A TED is the heart of a compact heat pump built by us for use in our CCS product. Air is forced through the heat pump and thermally conditioned in response to electronic switch input from the seat occupant. The conditioned air circulates by a specially designed fan through ducts in the seat cushion and seat back, so that the seat surface can be heated or cooled. Each seat has individual electronic controls to adjust the level of heating or cooling. Our CCS product substantially improves comfort compared with conventional air conditioners by focusing the cooling directly on the passenger through the seat, rather than waiting until ambient air cools the seat surface behind the passenger.

Since each vehicle model's seats are different, we must tailor the CCS components to meet each seat design. Since we first began to develop the CCS in the late 1990's, we have supplied prototype seats containing our CCS product to virtually every major automobile manufacturer and seat supplier. If a manufacturer wishes to integrate our CCS product into a seat, it provides us with automotive seats to be modified so that we can install a unit in a prototype. The seat is then returned to the manufacturer for evaluation and testing. If a manufacturer accepts our CCS product, a program can then be launched for a particular model on a production basis, but it normally takes two to three years from the time a manufacturer decides to include our CCS product in a vehicle model to actual volume production for that vehicle. During this process, we derive minimal funding from prototype sales but generally obtain no significant revenue until mass production begins. We have active development programs on many vehicle platforms, although we cannot be certain that our CCS product will be implemented on any of these vehicles.

*Heated and Ventilated Seat*

We also sell a heated and ventilated only variant of the CCS. This product works in a similar fashion to our CCS, only there is no active cooling capability and no TED. In the cooling mode, the vent only system will use the ambient cabin air to provide a degree of cooling comfort to the seat occupant. In the heating mode, the vent only system will be supplemented with more traditional resistive heating elements. This system has a lower price and is targeted to certain lower cost vehicle models, certain geographical markets and customers who prefer heated and ventilated product. By offering this product, we give our customers the opportunity to purchase a wider range of climate control products from us across the price spectrum.

*Heated and Cooled Cup Holder*

During 2010 we launched our first proprietary heated and cooled cup holder. The heated and cooled cup holder represents an adaptation of the technology found in our CCS, including the use of a TED and other key elements. Much like the CCS, the dual cup holder provides separate temperature settings in each holder allowing the driver and passenger to individually maintain a heated or cooled beverage. The cup holder requires low power consumption and incorporates proven automotive grade ruggedness, reliability and drink retention features. The first vehicle to feature the heated and cooled cup holder will be the 2011 Dodge Charger. We anticipate that at least one additional vehicle will adopt this product in 2011.

*Heated and Cooled Mattress*

During 2010, we launched our heated and cooled mattress which incorporates our proprietary Climate Control Sleep System™ ("CCSS") technology. The mattress is sold on an exclusive basis in the United States by our retail partner, Mattress Firm, under its YuMe™ brand. Mattress Firm has over 580 retail stores located across 22 states. The CCSS represents an adaptation of the technology found in our CCS system, but for a non-automotive market. The YuMe bed combines the latest design in mattress comfort as well as our temperature control technology to deliver the ultimate sleeping experience. Similar to the CCS, the YuMe utilizes four MTMs which direct warmed or cooled air to a special air distribution layer of the mattress though special air ducts connecting the mattress to the foundation. Two separate temperature zones have their own heat or cool settings for a personalized microclimate sleep environment. There are five available settings in each of the heat and cool modes as well as an ambient setting. The bed can be controlled using either the Master Control Unit ("MCU") or one of two remotes provided for each zone.

**Research and Development**

Our research and development activities are an essential component of our efforts to develop new innovative products for introduction in the marketplace. Our research and development activities are expensed as incurred. These expenses include direct expenses for wages, materials and services associated with the development of our products net of reimbursements from customers. Research and development expenses do not include any portion of general and administrative expenses.

We continue to do additional research and development to advance the design of our existing products with the goal of making them less complex, easier to package and less expensive to manufacture and install. There can be no assurance that this development program will result in improved products.

Research and development expenses for our CCS and heated and cooled cup holder products include not only development of next generation technologies but also application engineering (meaning engineering to adapt CCS components to meet the design criteria of a particular vehicle's seat or console and electrical system since vehicle seats and consoles are not all the same and each has different configuration requirements). Any related reimbursements for the costs incurred in this adaptation process are accounted for as a reduction of research and development expense.

Our research and development subsidiary, BSST, was formed to develop much more efficient thermoelectric systems and products using its improved technology. ZT Plus, a subsidiary of BSST, focuses on the development and testing of new materials that show increased thermoelectric efficiency. The limitation on applications for thermoelectric systems has been their relatively poor efficiency. We believe that, through a combination of proprietary methods for improving thermoelectric efficiency and improved thermoelectric materials (such as those being developed by ZT Plus), there are substantial prospects for the design and development of innovative thermoelectric systems in applications outside of our present product line.

We are constructing test systems to demonstrate performance and to develop a comprehensive knowledge of the technology as applied to various potential large market sectors beyond automotive seating, including other automotive applications, stationary temperature management, aerospace and defense, individual comfort, waste heat harvesting and primary power generation. Our objective is for our unique technology to occupy an important place in the value chain of a new class of solid state energy conversion systems that replace existing electromechanical devices in the above mentioned applications.

In 2009, BSST successfully completed the fourth phase of its Automotive Waste Heat Recovery Program and as a result was awarded a Phase 5 Program by the U.S. Department of Energy ("DOE"). BSST leads a development team that includes Visteon Corporation, BMW of North America, Ford Motor Company, Marlow Industries, the DOE's National Renewable Energy Laboratory and Jet Propulsion Laboratory/California Institute of Technology. The objective of this five phase program is to demonstrate a viable thermoelectric-based vehicle waste heat recovery and power generation system that will improve the efficiency of vehicles powered by internal combustion engines. In Phase 1 of the program the team established a vehicle system architecture for a BMW series 5 engine and conducted a comprehensive analysis to determine the technical and commercial viability of its power generation concept. In Phase 2, the team built and tested prototype key subsystems including a thermoelectric power generator, electronic power control system and exhaust gas heat exchanger. In Phase 3, the team integrated and operated the subsystems together in a bench test environment. The fourth phase involved constructing a full prototype to be installed in a vehicle. Under Phase 5 of the program we will be delivering two additional prototype power generators for installation in vehicles manufactured by BMW Group and The Ford Motor Company for further evaluation and testing. Seventy five percent of the total cost of this program is paid for with Federal funds, while selected project team members, including BSST, bear the remaining cost. Through December 31, 2010, we have received a total of $7.2 million in program funding from the DOE since the program began in 2005. We expect Phase 5 to be completed during 2011.

During 2008, BSST was included in a DOE sponsored program to develop a highly-efficient thermoelectric heating and cooling system for automobiles that is intended to substantially reduce energy consumption, engine load and ultimately greenhouse gas emissions. The goal of the 36-month project is to create a zonal heating and cooling system for automobiles that heats or cools the vehicle occupants, rather than the entire cabin and its components, thereby reducing the energy consumed by existing heating/cooling systems by one third. Ford Motor Company was selected to lead the project with partners including Visteon, the DOE's National Energy Renewable Laboratory and Ohio State University, along with BSST. BSST's role is to design and develop the thermoelectric core of the heating and cooling system. The entire $8.4 million project, which began in the fourth quarter of 2009, is being performed on a cost share basis with the DOE paying $4.2 million and the partners sharing in a matching $4.2 million. Program funding under this program was $588,000 and $44,000 during 2010 and 2009, respectively.

The net amounts spent for research and development activities in 2010, 2009 and 2008 were $9,653,000, $5,994,000 and $6,783,000, respectively. Because of changing levels of research and development activity, our research and development expenses fluctuate from period to period. Also included in research and development are expenses associated with the research and development activities of BSST of $5,936,000, $3,908,000 and $3,665,000 for 2010, 2009 and 2008, respectively. BSST's expenses are net of reimbursement for customer funded research and development of $2,269,000, $2,103,000 and $2,462,000 for 2010, 2009 and 2008, respectively.

**Marketing, Customers and Sales**

We are primarily a second-tier supplier to automobile and truck manufacturers for the CCS, HV and heated and cooled cup holder and to a retailer for the YuMe™ mattress. As such, we focus our marketing efforts on automobile and truck manufacturers and their first-tier suppliers. In 2009, we also began selling CCS units to an after-market distributor/installer in small quantities. We have not marketed, and do not expect to market, directly to consumers. For CCS and HV products, our strategy has been to convince the major automobile companies that our products represent an attractive feature that will meet with consumer acceptance and have favorable economics, including high profitability, to the manufacturers. If convinced, the manufacturers then direct us to work with their seat supplier to incorporate our CCS product into future seat designs who then become our direct customers. These customers include Johnson Controls, Inc. ("JCI"), Lear Corporation ("Lear"), Bridgewater Interiors, LLC ("Bridgewater"), NHK Spring Company, Ltd ("NHK"), Marubeni Vehicle Corporation ("Marubeni"), Dymos Incorporated ("Dymos"), Faurecia NHK Kyushu Co. Ltd ("Faurecia NHK"), Faurecia Wuhan Auto Seating ("Faurecia Wuhan"), Tacle Seating USA ("Tacle") and Magna Seating of America, Inc. ("Magna"). We also market directly to these and other major domestic and foreign automotive seat suppliers. The number of CCS products we sell is affected by the levels of new vehicle sales and the general business conditions in the automotive industry.

During 2009, particularly in the first half of the year, our product revenues were adversely affected by a significant decline in worldwide automotive production levels. During 2009, worldwide light vehicle production declined by 13% to approximately 57 million vehicles. This drop was even more significant during the first half of 2009, during which period sales declined by 29% as compared to the prior year. Our product revenues are primarily focused on vehicle production in North America and the Japan/Korea region. During 2009, on a combined basis, vehicle production for these regions declined by 28% as compared to the prior year. This decline has been largely precipitated by a decrease in the sales of light vehicles attributable to the global credit crisis and resulting global economic slowdown. During 2009, our revenue levels were 4% lower compared to the prior year despite the much more significant reduction in worldwide light vehicle production. We were able to maintain revenue levels by introducing CCS on several new vehicle platforms that were launched during the year and increasing installation rates of the CCS on existing light vehicle platforms. During 2010, global automotive production continued the recovery that began during the second half of 2009. Global automotive production during 2010 was up 23% from 2009 and was up by 39% and 19% in North America and the Japan/Korea regions, respectively. We expect that global automotive production will again increase during 2011, but at a much slower rate. Global economic factors affecting automotive production are difficult to predict and there can be no assurance of future automotive production at any level.

Our CCS (including the MTM and CCS II variations), HV and heated and cooled cup holder products are offered as optional or standard features on the following vehicle models:

| Manufacturer | Model | Product | Year Launched(1) |
|---|---|---|---|
| Ford Motor Company | Lincoln MKZ(5) | MTM | 2005 |
| | Lincoln MKX(3)(5) | MTM | 2006 |
| | Lincoln MKS(5) | MTM | 2008 |
| | Lincoln MKT(2)(5) | MTM | 2009 |
| | Lincoln Navigator(3)(5) | MTM | 1999 |
| | Ford Expedition | MTM | 2002 |
| | Ford Taurus | MTM | 2009 |
| | Ford F150 | MTM | 2008 |
| | Ford F250 | MTM | 2010 |
| | Ford Explorer | MTM | 2010 |
| Chrysler | Dodge Charger | CUP | 2010 |
| General Motors | Cadillac Escalade | MTM | 2006 |
| | Cadillac Escalade ESV(3) | MTM | 2006 |
| | Cadillac Escalade EXT | MTM | 2006 |
| | GMC Yukon | MTM | 2008 |
| | GMC Yukon XL | MTM | 2008 |
| | GMC Yukon Denali | MTM | 2008 |
| | GMC Sierra Denali | MTM | 2008 |
| | Chevrolet Suburban | MTM | 2008 |
| | Chevrolet Tahoe | MTM | 2008 |
| | Chevrolet Avalanche | MTM | 2008 |
| | Cadillac DTS(3) | MTM | 2003 |
| | Buick Lucerne | MTM | 2005 |
| Toyota Motor Corporation | Lexus LS 460(2)(3) | CCS II | 2000 |
| | Lexus LX 570 | CCS II | 2007 |
| | Toyota Celsior(4) | CCS II | 2000 |
| | Toyota Century(4) | CCS | 2005 |
| | Toyota Crown Majesta(2) | CCS II | 2008 |
| Nissan | Infiniti M35/45(5) | CCS II | 2005 |
| | Infiniti Q45 | CCS II | 2002 |
| | Infiniti FX35/50 | CCS II | 2008 |
| | Infiniti G Convertible | CCS II | 2009 |
| | Infiniti QX56 | CCS II | 2010 |
| | Nissan Teana(4) | HV | 2008 |
| | Nissan Maxima | CCS II | 2008 |
| | Nissan Fuga(4) | CCS II | 2005 |
| | Nissan Cima(4) | CCS II | 2002 |
| | Nissan 370Z Roadster | CCS II | 2009 |
| | Nissan Patrol | CCS II | 2010 |
| Hyundai | Equus(2)(4) | CCS | 2003 |
| | Genesis | CCS II | 2007 |
| | Veracruz | HV | 2010 |
| | Tucson | HV | 2010 |
| KIA | Mohave | HV | 2009 |
| | Borrego | HV | 2009 |
| | Opris | CCS II | 2009 |
| | Sportage | HV | 2010 |
| | Optima | HV | 2010 |
| | Sonata | HV | 2010 |
| Jaguar | XJ(2) | MTM | 2007 |
| | XF | MTM | 2007 |
| | XK | MTM | 2009 |
| Land Rover | Range Rover(2) | MTM | 2006 |

(1) Represents the year in which the current model or a predecessor model first offered CCS as an option.
(2) Vehicle is equipped with CCS in both front and rear seat positions.
(3) Model is a redesigned successor to a model which previously offered CCS as an option.
(4) Vehicle is produced for the Asian market only.
(5) Vehicle includes CCS as a standard feature.

For our most recent fiscal year, our revenues from sales to our three largest customers, Lear, Bridgewater and JCI were $38,328,000, $17,394,000, and $14,533,000, respectively, representing 34%, 15%, and 13% of our total revenues, respectively. The loss of any one of these customers is likely to have a material adverse impact on our business.

Our product revenues for each of the past three years were divided among automotive original equipment manufacturers ("OEMs") as follows:

| Manufacturer | 2010 | 2009 | 2008 |
|---|---|---|---|
| Ford Motor Company | 32% | 39% | 26% |
| General Motors | 22 | 22 | 25 |
| Nissan | 17 | 16 | 21 |
| Hyundai | 16 | 10 | 3 |
| Toyota Motor Corporation | 5 | 7 | 18 |
| Jaguar/Land Rover | 8 | 6 | 7 |
| Total | 100% | 100% | 100% |

In 2003, we formed our wholly owned subsidiary, Amerigon Asia Pacific, Inc., a Japanese company ("Amerigon Asia Pacific"), to provide administrative support and engineering activities related to our customers based in Japan.

In 2010, we formed our wholly owned subsidiary, Amerigon Europe GmbH, a German company ("Amerigon Europe"), to open a technical support office in Augsburg, Germany, to provide design initiatives, product development, application engineering and prototype builds in support of European sales.

**Outsourcing, Contractors and Suppliers**

We completely outsource production of our products to lower-cost countries to be price competitive and expand our market beyond the luxury vehicle segment. We currently have contract manufacturing relationships with several suppliers who have manufacturing locations in China, Mexico and Japan.

In March 2001, we entered into a manufacturing and supply agreement with Tokyo-based Ferrotec Corporation ("Ferrotec"). In exchange for a $2 million fee, we granted Ferrotec the exclusive right to manufacture CCS products for ultimate distribution to our customers within certain Asian countries, subject to Ferrotec's obligation to be competitive in certain key supplier attributes. The region includes China, Japan, Taiwan, Korea, India, Thailand, Vietnam, Malaysia, Indonesia and the Philippines. The initial term of the agreement began April 1, 2001 and expires on April 1, 2011.

During 2008, the market price for Tellurium, a key raw material necessary for the manufacture of the TEDs used in our products, increased substantially. As a result, we renegotiated pricing with certain of our suppliers and our net income was negatively affected. The market price for Tellurium moderated during 2008 and 2009, however, during late 2010 and early 2011 it has again increased. This increase may require further renegotiations with our customers and suppliers. It is also possible that our customers will ask for price concessions if the market price of Tellurium falls back to its historical average.

Our ability to manufacture and market our products successfully is dependent on relationships with third party suppliers, especially those contract manufacturers described above. We rely on various vendors and suppliers for the components of our products and procure these components through purchase orders, with no guaranteed supply arrangements. Certain components, including TEDs, are only available from a limited number of suppliers in the world. The loss of any significant supplier, in the absence of a timely and satisfactory alternative arrangement, or an inability to obtain essential components on reasonable terms or at all, could materially adversely affect our business, operations and cash flows. Our business and operations could also be materially adversely affected by delays in deliveries from our suppliers.

### Proprietary Rights and Patents

We have adopted a policy of seeking to obtain, where practical, the exclusive rights to use technology related to our products through patents or licenses for proprietary technologies or processes. In addition to our efforts to apply for patents for our own internally developed devices and processes, we have historically acquired developed technologies through licenses and joint development contracts in order to optimize our expenditure of capital and time. We have sought to adapt and commercialize such technologies in automotive products which were suitable for mass production. We also developed technologies or furthered the development of acquired technologies through internal research and development efforts by our engineers.

We currently have a license arrangement related to our CCS product. Feher Design, Inc. ("Feher") has granted to us an exclusive worldwide license to use specific CCS technologies covered by three U.S. patents held by Feher. Two of these three licensed patents expired on November 17, 2008 and October 18, 2009. The other patent will expire on March 14, 2011. In addition, we jointly own two U.S. patents and four Japanese patents with Honda Motor Co.

### Competition

The automotive components and systems business is highly competitive. During 2008, one of our competitors, W.E.T. Automotive Systems AG ("WET"), introduced a heated and cooled automotive seat system very similar to ours on a GM vehicle platform. In addition, certain vehicle manufacturers have, for some time, offered options on certain models that combine heated seats with circulation of ambient air or cooled air from the car's air conditioning system. It is possible that our competitors will be able to expand or modify their current products to more directly compete with our CCS system. We believe that there are other potential competitors that are working to develop systems for both active heating and cooling of automotive car seats.

On November 17, 2009 we filed a patent infringement lawsuit against WET. The complaint was filed in the United States District Court for the Central District of California and alleges that WET infringes four patents we either own or license. On February 8, 2010, WET filed a motion to dismiss the case or transfer it to the Eastern District of Michigan. Also, on February 8, 2010, WET filed a patent infringement lawsuit against us in the Eastern District of Michigan, alleging infringement of eight patents allegedly owned or licensed by WET. On April 5, 2010, based on a determination by the California court that WET was not subject to personal jurisdiction in California, the California court dismissed our lawsuit in California. We answered the lawsuit filed by WET in Michigan, and, on May 6, 2010, asserted counterclaims alleging that WET infringes five patents we either own or license. The Michigan court has not yet set a date for trial, but we expect that a trial would not occur until 2012 or 2013.

On April 23, 2010, WET filed another lawsuit in the Eastern District of Michigan, requesting a ruling that WET does not infringe two of our patents that were not involved in the earlier Michigan lawsuit. We and WET took steps to dismiss the lawsuit without prejudice on August 18, 2010.

On December 10, 2010, we filed another patent infringement lawsuit against WET alleging that it infringes two additional patents that Amerigon owns or licenses, neither of which was involved in any earlier lawsuit. WET has not yet answered.

The various lawsuits involving WET described above seek injunctive relief and/or monetary damages for infringement and other related claims.

No assurances can be given that our patent infringement claims against WET will be successful or that we will be successful in defending WET's patent infringement claims against us. In the event that we are unsuccessful in defending against the lawsuit by WET, our business could be negatively impacted.

We may experience additional competition directly from automobile manufacturers or other major suppliers, most of which have the capability to manufacture competing products. Many of our existing and potential competitors have considerably greater financial and other resources than we do, including, but not limited to, an established customer base, greater research and development capability, established manufacturing capability and greater marketing and sales resources. We believe that our products will compete successfully on the basis of performance, quality, and price.

### Financial Information About Industry Segments and Geographic Areas

Our business segment and geographic areas information is incorporated herein by reference to Note 11 of our consolidated financial statements and related financial information indexed on page F-1 of this report.

### Employees

As of December 31, 2010, Amerigon and its subsidiaries employed a total of 93 individuals, including eight at Amerigon Asia Pacific in Japan and three at Amerigon Europe GmgH in Europe. Amerigon also has retained the services of 14 outside contractors. None of our employees is subject to collective bargaining agreements. We consider our employee relations to be satisfactory.

### Executive Officers of the Registrant

Our current executive officers are as follows:

**Daniel R. Coker**, 58, was appointed President and Chief Executive Officer in March 2003. He was appointed to the Board of Directors in February, 2007. Mr. Coker also served on the Company's Board of Directors from 2003 to 2004. Additional information concerning Mr. Coker can be found above under the heading "Board of Directors."

**Barry G. Steele**, 40, was appointed Vice President Finance and Chief Financial Officer in 2004 and Secretary and Treasurer in 2005. Prior to joining Amerigon, Mr. Steele worked since 1997 in a number of senior financial management positions, including Chief Financial Officer for Advanced Accessory Systems, LLC, a global supplier of specialty accessories to the automotive industry. Prior to 1997, Mr. Steele worked in the public accounting profession. Mr. Steele received a bachelor's degree from Hillsdale College in 1992.

**James L. Mertes**, 58, has served as Vice President of Quality and Operations since 1994. He joined the Company in 1993 as Vice President of Quality. Prior to 1993, Mr. Mertes was Director of Quality at TRW Sensor Operations, a unit of TRW Inc.

**Daniel J. Pace**, 59, has served as Vice President of Sales and Marketing since 2003. He joined the Company in 1996 as National Sales Manager. Prior to 1996, Mr. Pace was Program Manager at Leckie & Associates, a Michigan based manufacturers' representative agency.

**Stephen C. Davis,** 57, was appointed Vice-President of Engineering and Product Development in May, 2010. He joined the Company in 2009 as the Senior Vice President, Operations of BSST. Prior to that date, he worked for Visteon Corporation from 2005 as Director of Climate Control Systems. Prior to 2005, Mr. Davis held other senior engineering positions at Visteon Corporation and Ford Motor Company.

Officers of the Company serve at the pleasure of the Board of Directors.

## ITEM 1A. RISK FACTORS

### Forward-Looking Statements

*This Report contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives and other forward-looking statements included in this section, "Item 1 Business," "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations," and in other places in this Report. Such statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "intend," "continue," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Factors that could cause such results to differ materially from those described in the forward-looking statements include those set forth below.*

### Risks Relating to our Business

*The automotive industry, which represents our primary market, has significantly declined over the past few years and may continue to decline causing our product revenues to decline*

Demand for our products is directly related to automotive vehicle production. Recently, automotive sales and production have been significantly and adversely affected by general economic and industry conditions, labor relations issues, fuel prices, regulatory requirements, trade agreements and other factors. Although general automotive sales in the Unites States in 2010 exceeded 2009 levels, vehicle models offering our CCS as an optional feature experienced significant production declines in 2008 and 2009. The automobile OEMs, especially those based in the United States, have recently experienced significant operating losses and are continuing to restructure their operations, which could have a material adverse impact on our future financial results. Continued declines in automotive production levels, particularly with respect to models for which we supply CCS products, would materially reduce our revenues and harm our profitability.

*We may suffer significant losses should more of our customers or any of the major automotive manufacturers declare bankruptcy either for the first time or again*

If any of our customers or any of the major automotive manufacturers files for bankruptcy protection, we face the risks of being unable to collect a significant portion of our outstanding accounts receivable and of suffering a significant loss of future revenues. In such an event, a considerable amount of the accounts receivable owed to us from our customers might not be paid. In addition, if an automotive manufacturer that incorporates our products in its vehicles were to declare bankruptcy and cease operations, our future operating profits would be significantly impacted by the significant loss of revenue. We cannot be certain that all of the automotive manufactures or our tier one customers will avoid filing for bankruptcy in the future. Some of our tier one supplier customers and some of the major automotive manufacturers declared bankruptcy in during 2009 and have emerged from bankruptcy, but there is no certainty that those entities will not declare bankruptcy again.

*We have only one commercially successful product in one industry segment and we may not be able to commercialize and market additional products to other industries*

We are currently developing advanced designs of TEDs to be used in a wide range of potential products in a number of industries, but to date we have only one commercially successful product. Although we have made significant improvements in TED technology and we believe that a number of new products have become practical at our current stage of TED advancement, additional improvements are necessary to make TED-based products commercially attractive in comparison with other technologies for the major markets in which we are targeting. These advancements are dependent on many variables including but not limited to new advanced materials becoming available and efficient and cost effective manufacturing processes for advanced TEDs and the related materials being developed. There is no certainty that any advancement in TEDs will be commercially viable.

*We have incurred substantial operating losses since our inception and could incurr additional operating losses in future periods*

Although we have reported operating income during the past six years, prior to that we incurred substantial operating losses since our inception. Furthermore, our operating income for 2009 was substantially lower than in previous years. We had operating losses of $1,554,000 in 2003, $6,168,000 in 2002, and $7,537,000 in 2001. We reported operating losses during the first and second quarters of 2009 due to the significant decline in our product revenue during those periods. As of December 31, 2010, we had accumulated deficits since inception of $28,301,000. Our accumulated deficits are attributable to the historical costs of developmental and other start-up activities, including the industrial design, development and marketing of discontinued products and a significant loss incurred on a major electric vehicle development contract. Approximately $33,000,000 of past losses arose from past efforts in electric vehicles, integrated voice technology and radar, all discontinued products as of December 31, 2000.

We have funded our financial needs from inception primarily through net proceeds received through our initial public offering as well as other equity and debt financing. At December 31, 2010, we had cash and cash equivalents of $26,584,000 and short term investments of $9,761,000. Based on our current operating plan, we believe cash and short term investments at December 31, 2010, along with the proceeds from future revenues and borrowings from our $15,000,000 revolving lines of credit will be sufficient to meet operating needs for the foreseeable future.

*Our ability to market our products successfully depends on acceptance of our product by original equipment manufactures and consumers*

We are engaged in a lengthy development process of our advanced TEDs which involves developing prototypes for proof of concept and then adapting the basic systems to actual products produced by existing manufactures of products that may use TEDs. While we currently have active development programs with various partners, no assurance can be given that our advanced TEDs will be implemented in any related products. To date, CCS is our sole high-volume commercialized product, and there is no assurance that we will be successful in marketing any additional products using TEDs.

*Significant increases in the market prices of certain raw materials may adversely affect our business*

Our products contain TEDs which contain certain raw materials that cannot generally be substituted. As an example, Tellurium is a raw material used in TEDs. If the market prices for these raw materials significantly increase, our gross profit may be adversely impacted as our suppliers pass those price increases on to us. A recent increase in the price of Tellurium is one example of the impact raw material prices could have on our business. Our suppliers passed the increase in Tellurium prices on to us and our ability to recover this increase from our customers was limited. Our business and operations could also be materially adversely affected by shortages in key raw materials.

*The disruption or loss of relationships with vendors and suppliers for the components for our products could materially adversely affect our business*

Our ability to manufacture and market our products successfully is dependent on relationships with both third party vendors and suppliers. We rely on various vendors and suppliers for the components of our products and procure these components through purchase orders, with no guaranteed supply arrangements. Certain components, including thermoelectric devices and the specially designed fans used in our CCS and HV products, are only available from a limited number of suppliers. The loss of any significant supplier, in the absence of a timely and satisfactory alternative arrangement, or an inability to obtain essential components on reasonable terms or at all, could materially adversely affect our business, operations and cash flows. Our business and operations could also be materially adversely affected by delays in deliveries from suppliers.

*The outsourcing of production to other countries entails risks of production interruption and unexpected costs*

We outsource production of our products to lower cost countries in order to be price competitive and expand our market beyond the luxury vehicle segment. Such production is currently completed by suppliers located in Nogales, Mexico, Nagoya, Japan and three cities in China: Shenzhen, Tianjin and Hangzhou. Our use of suppliers located outside of the United States entails risk of production interruption and unexpected costs due to the extended logistics.

Automobile manufacturers, in particular, demand on-time delivery of quality products, and some have required the payment of substantial financial penalties for failure to deliver components to their plants on a timely basis. Such penalties, as well as costs to avoid them, such as overtime costs and overnight air freighting of parts that normally are shipped by other less expensive means of transportation, could have a material adverse effect on our business and financial condition. Moreover, the inability to meet demand for our products on a timely basis would materially adversely affect our reputation and future commercial prospects.

*We may not be able to persuade potential customers of the merits of our products and justify their costs to increase our sales*

Because of the sophisticated nature and early stage of development of our products, we have been, and will continue to be, required to educate potential customers and demonstrate that the merits of our products justify the costs associated with such products. We have relied on, and will continue to rely on, automobile manufacturers and manufacturers in other industries and their dealer networks to market our products. The success of any such relationship will depend in part on the other party's own competitive, marketing and strategic considerations, including the relative advantages of alternative products being developed and/or marketed by any such party. There can be no assurance that we will be able to continue to market our products successfully so as to generate meaningful product sales increases or to continue at existing sales volumes.

*The sales cycle for our automotive products is lengthy and the lengthy cycle impedes growth in our sales*

The sales cycle in the automotive components industry is lengthy and can be as long as four years or more for products that must be designed into a vehicle, because some companies take that long to design and develop a vehicle. Even when selling parts that are neither safety-critical nor highly integrated into the vehicle, there are still many stages that an automotive supply company must go through before achieving commercial sales. The sales cycle is lengthy because an automobile manufacturer must develop a high degree of assurance that the products it buys will meet customer needs, interface as easily as possible with the other parts of a vehicle and with the automobile manufacturer's production and assembly process, and have minimal warranty, safety and service problems. As a result, from the time that a manufacturer develops a strong interest in our products, it normally will take several years before our products are available to consumers in that manufacturer's vehicles.

In the automotive components industry, products typically proceed through five stages of research and development. Initial research on the product concept comes first, to assess its technical feasibility and economic costs and benefits. This stage often includes development of an internal prototype for the component supplier's own evaluation. If the product appears feasible, the component supplier manufactures a functioning prototype to demonstrate and test the product's features. These prototypes are then marketed and sold to automotive companies for testing and evaluation. If an automobile manufacturer shows interest in the product, it typically works with the component supplier to refine the product, then purchases second and subsequent generation engineering prototypes for further evaluation. Finally, the automobile manufacturer either decides to purchase the component for a production vehicle or terminates the program.

The time required to progress through these five stages to commercialization varies widely. Generally, the more a component must be integrated with other vehicle systems, the longer the process takes. Further, products that are installed by the factory usually require extra time for evaluation because other vehicle systems are affected, and a decision to introduce the product into the vehicle is not easily reversed. Because our automotive products affect other vehicle systems and is a factory-installed item, the process takes a significant amount of time to commercialization.

Other TED products that we develop are also likely to have a lengthy sales cycle. Because such technology is new and evolving, and because customers will likely require that any new product we develop pass certain feasibility and economic viability tests before committing to purchase, it is expected that any new products we develop will take some years before they are sold to customers.

*The automotive industry is subject to intense competition and our current automotive products may be rendered obsolete by future technological developments in the industry*

The automotive component industry is subject to intense competition. Virtually all of our competitors are substantially larger in size, have substantially greater financial, marketing and other resources, and have more extensive experience and records of successful operations than we do. Competitors are promoting new products that may compete with our products. Additionally, heat-only devices are readily available from our competitors at relatively low prices. Competition extends to attracting and retaining qualified technical and marketing personnel. There can be no assurance that we will successfully differentiate our products from those of our competitors, that the marketplace will consider our current or proposed products to be superior or even comparable to those of our competitors, or that we can succeed in establishing new or maintaining existing relationships with automobile manufacturers. Furthermore, no assurance can be given that competitive pressures we face will not adversely affect our financial performance.

Due to the rapid pace of technological change, as with any technology-based product, our products may even be rendered obsolete by future developments in the industry. Our competitive position would be adversely affected if we were unable to anticipate such future developments and obtain access to the new technology.

*Any failure to protect our intellectual property could harm our business and competitive position*

As of December 31, 2010, we owned 17 U.S. patents and had 26 U.S. patents pending. We also owned 23 foreign patents and had 26 foreign patent applications pending. Through our subsidiary BSST, we owned 20 U.S. patents, 27 foreign patents and had 31 U.S. patents pending and 48 foreign patents pending. Through our subsidiary ZT Plus, we owned three U.S. patents and had 10 U.S. patents pending and 18 Foreign patents pending. We also license one U.S. patent and are joint owners with Honda Motor Co. of two U.S. patents and four Japanese patents.

As of December 31, 2010, two of our issued U.S. Patents (U.S. Patent Nos. RE41,765 and 7,827,805 ) are in reexamination at the United States Patent Office. The reexamination request for U.S. Patent No. RE41,765 was filed by WET on November 17, 2010 and has not yet been granted. The reexamination request for U.S. Patent No. 7,827,805 was filed on November 12, 2010 and was granted on December 8, 2010. A first office action rejecting all of the claims in the 7,827,805 patent was issued on January 10, 2011. No assurances can be given that these patents will survive the reexamination. In the event that we are unsuccessful prosecuting these patents through reexamination, our business could be negatively impacted.

We believe that patents and proprietary rights have been and will continue to be very important in enabling us to compete. There can be no assurance that any new patents will be granted or that our or our licensors' patents and proprietary rights will not be challenged or circumvented or will provide us with meaningful competitive advantages or that pending patent applications will issue. Furthermore, there can be no assurance that others will not independently develop similar products or will not design around any patents that have been or may be issued to our licensors or us. Failure to obtain patents in certain foreign countries may materially adversely affect our ability to compete effectively in those international markets. We hold current and future rights to licensed technology through licensing agreements requiring the payment of minimum royalties. Failure to continue with or loss of such agreements could materially and adversely affect our business.

Because of rapid technological developments in the automotive industry and the competitive nature of the market, the patent position of any component manufacturer is subject to uncertainties and may involve complex legal and factual issues. Consequently, although we either own or have licenses to certain patents, and are currently processing several additional patent applications, it is possible that no patents will issue from any pending applications or that claims allowed in any existing or future patents issued or licensed to us will be challenged, invalidated, or circumvented, or that any rights granted under such patents will not provide us adequate protection. There is an additional risk that we may be required to participate in interference proceedings to determine the priority of inventions or may be required to commence litigation to protect our rights, which could result in substantial costs.

*Our products may conflict with patents that have been or may be granted to competitors or others*

Other persons could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of our products for allegedly conflicting with patents held by them. Any such litigation could result in substantial cost to us and diversion of effort by our management and technical personnel. If any such actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. There can be no assurance that we would prevail in any such action or that any license required under any such patent would be made available on acceptable terms, if at all. Failure to obtain needed patents, licenses or proprietary information held by others may have a material adverse effect on our business. In addition, if we become involved in litigation, it could consume a substantial portion of our time and resources. We are currently involved in litigation with a competitor, W.E.T. Automotive Systems AG, which may require a substantial commitment of time and money and divert resources from other ongoing projects. From time to time, we receive notices from third parties suggesting that our products infringe on the proprietary rights of others. While we believe that none of the claims of infringement received to date are valid, we must spend time and resources reviewing those claims and defending ourselves.

*We rely on trade secret protection through confidentiality agreements and the agreements could be breached*

We also rely on trade secrets that we seek to protect, in part, through confidentiality and non-disclosure agreements with employees, customers and other parties. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any such breach or that our trade secrets will not otherwise become known to or independently developed by competitors. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed projects, disputes may arise as to the proprietary rights to such information that may not be resolved in our favor. We may be involved from time to time in litigation to determine the enforceability, scope and validity of proprietary rights. Any such litigation could result in substantial cost and diversion of effort by our management and technical personnel. Additionally, with respect to licensed technology, there can be no assurance that the licensor of the technology will have the resources, financial or otherwise, or desire to defend against any challenges to the rights of such licensor to its patents.

*Our most significant customers typically reserve the right unilaterally to cancel contracts or reduce prices, and the exercise of such right could reduce or eliminate any financial benefit to us anticipated from such contract*

Automotive customers typically reserve the right unilaterally to cancel contracts completely or to require price reductions. Although they generally reimburse companies for actual out-of-pocket costs incurred with respect to the particular contract up to the point of cancellation, these reimbursements typically do not cover costs associated with acquiring general purpose assets such as facilities and capital equipment, and may be subject to negotiation and substantial delays in receipt by us. Any unilateral cancellation of, or price reduction with respect to any contract that we may obtain could reduce or eliminate any financial benefits anticipated from such contract and could have a material adverse effect on our financial condition and results of operations. To date, we have not experienced such a cancellation and no such costs have been incurred.

The third parties that contract with our subsidiary, BSST, for research and development purposes generally also reserve the right to unilaterally terminate those contracts. There can be no assurance that BSST will continue to receive the third party reimbursements it has received over the past several years.

*Our success will depend in large part on retaining key personnel*

Our success will depend to a large extent upon the continued contributions of key personnel. The loss of the services of Daniel R. Coker, our President and Chief Executive Officer, or other officers could have a material adverse effect on the success of our business. Our success will also depend, in part, upon our ability to retain qualified engineering and other technical and marketing personnel. There is significant competition for technologically qualified personnel in our business and we may not be successful in recruiting or retaining sufficient qualified personnel.

*Our reliance on outside major contractors may impair our ability to complete certain projects and manufacture products on a timely basis*

We have engaged outside contractors to perform product assembly and other production functions for us. We believe that there are other outside contractors that provide services of the kind that are used by us and that we may desire to use in the future. However, no assurance can be given that any such contractors would agree to work for us on terms acceptable to us or at all. Our inability to engage outside contractors on acceptable terms or at all would impair our ability to complete any development and/or manufacturing contracts for which outside contractors' services may be needed. Moreover, our reliance upon third party contractors for certain production functions reduces our control over the manufacture of our products and makes us dependent in part upon such third parties to deliver our products in a timely manner, with satisfactory quality controls and on a competitive basis.

*Our business exposes us to potential product liability risks*

Our business exposes us to potential product liability risks which are inherent in the manufacturing, marketing and sale of automotive components. In particular, there are substantial warranty and liability risks associated with our products. If available, product liability insurance generally is expensive. While we presently have product liability coverage at amounts we currently consider adequate, there can be no assurance that we will be able to obtain or maintain such insurance on acceptable terms with respect to other products we may develop, or that any insurance will provide adequate protection against any potential liabilities. In the event of a successful claim against us, a lack or insufficiency of insurance coverage could have a material adverse effect on our business and operations.

*Because many of the largest automotive manufacturers are located in foreign countries, our business is subject to the risks associated with foreign sales*

Many of the world's largest automotive manufacturers are located in foreign countries. Accordingly, our business is subject to many of the risks of international operations, including governmental controls, tariff restrictions, foreign currency fluctuations and currency control regulations. However, historically, substantially all of our sales to foreign countries have been denominated in U.S. dollars. As such, our historical net exposure to foreign currency fluctuations related to sales has not been material. No assurance can be given that future contracts will be denominated in U.S. dollars or that existing contracts will be honored by our suppliers or customers, especially with respect to our customers and suppliers whose cost structure and revenue are denominated in other currencies.

The Company began a foreign currency risk management strategy in January 2010 that includes the use of derivative financial instruments designed tó protect our economic value from the possible adverse effects of currency fluctuations as it relates to payments to suppliers. There is no certainty that we will not suffer losses in connection with any derivative instruments.

*Our use of contractors located in foreign countries will subject us to the risks of international operations*

We engage contractors located in foreign countries. Accordingly, we will be subject to all of the risks inherent in international operations, including work stoppages, transportation delays and interruptions, political instability, foreign currency fluctuations, economic disruptions, the imposition of tariffs and import and export controls, changes in governmental policies and other factors which could have a material adverse effect on our business.

*The recent global economic and financial market crisis has had and may continue to have a negative effect on our business and operations.*

The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth, all of which has had and may continue to have a negative effect on our business, results of operations, financial condition and liquidity. Many of our tier-one customers, their OEM customers and our suppliers have been severely affected by the recent economic turmoil, including bankruptcy. There is no certainty that our customers and suppliers will continue to be in business. The recent crisis could continue to lead to reduced demand for our products and could result in customer payment delays or defaults. Further, suppliers may not be able to supply us with needed raw materials on a timely basis, may increase prices or go out of business, which could result in our inability to meet consumer demand or affect our financial results.

Although there has been some improvement in economic conditions during 2010, the timing and nature of any recovery in the credit and financial markets remains uncertain, and there can be no assurance that market conditions will continue to improve in the near future or that our financial results will not continue to be materially and adversely affected. Such conditions make it very difficult to forecast operating results, make business decisions and identify and address material business risks. The foregoing conditions may also impact the valuation of our Federal Net Operating Loss carryforwards ("NOLs") which are subject to impairment testing, potentially resulting in impairment charges which may be material to our financial condition or results of operations. See Note 4 of our consolidated financial statements and related financial information indexed on page F-1 of this Report for a more complete description of our NOLs.

*Credit market developments may reduce availability under our credit agreement.*

Due to the current volatile state of the credit markets, there is risk that lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments, including but not limited to, extending credit up to the maximum permitted by a credit facility, allowing access to additional credit features and otherwise accessing capital and/or honoring loan commitments. If our lender fails to honor its legal commitments under our $15,000,000 credit facilities, it could be difficult in the current environment to replace our credit facility on similar terms. Although we believe that our cash reserves, access to capital markets and existing credit facility will give us the ability to satisfy our liquidity needs for at least the next 12 months, the failure of the lender under our credit facility may impact our ability to finance our operating or investing activities.

### Risks Relating to Share Ownership

*Our quarterly results may fluctuate significantly, and the relatively small average daily trading volume of our Common Stock may adversely affect the liquidity of our Common Stock and stock price*

Our quarterly operating results may fluctuate significantly in the future due to such factors as acceptance of our product by automotive manufacturers and consumers, timing of our product introductions, availability and pricing of components from third parties, competition, timing of orders, foreign currency exchange rates, technological changes, resources spent on litigation activities and economic conditions generally. Broad market fluctuations in the stock markets can adversely affect the market price of our Common Stock. In addition, failure to meet or exceed analysts' expectations of financial performance may result in immediate and significant price and volume fluctuations in our Common Stock.

Historically, the average daily trading volume of our Common Stock has been relatively low as compared to the total number of outstanding shares of Common Stock. Without a significantly larger number of shares made available for trading by the public, our Common Stock is less liquid than stocks with more trading activity, and as a result, trading prices of our Common Stock may significantly fluctuate and certain institutional investors may be unwilling to invest in such a thinly traded security.

*We have anti-takeover defenses that could make it more difficult for a third party to acquire a majority of our outstanding voting stock.*

Our Board of Directors (our "Board") has the authority to issue up to 4,991,000 shares of Preferred Stock and to determine the price, rights (including conversion rights), preferences and privileges of those shares without any further vote or action by the shareholders. Consistent with this authority, in January, 2009 our Board adopted a Shareholder Rights Plan (the "Rights Plan") in which one purchase right was distributed as a dividend on each share of Company Common Stock held of record as of the close of business on February 10, 2009 (the "Rights"). If exercisable, each Right will entitle its holder to purchase from the Company one one-thousandth of a share of a newly created Series B Preferred Stock of the Company for $20.00 (the "Purchase Price"). The Rights will become exercisable if any person or group becomes the beneficial owner of 15% or more of the Company's Common Stock or has commenced a tender or exchange offer which, if consummated, would result in any person or group becoming the beneficial owner of 15% or more of the Company's Common Stock. If any person or group becomes the beneficial owner of 15% or more of the Company's Common Stock, each right will entitle its holder, other than the acquiring person, to purchase a number of shares of the Company's or the acquiror's Common Stock having a value of twice the Purchase Price. The Rights are deemed attached to the certificates representing outstanding shares of Common Stock. The Rights Plan is designed to deter coercive takeover tactics and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's shareholders; however, the existence of the Rights Plan and the rights of holders of any other shares of preferred stock that may be issued in the future, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

*We do not anticipate paying dividends on our Common Stock*

We have never paid any cash dividends on our Common Stock and do not anticipate paying dividends in the near future.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

We lease our corporate headquarters of approximately 12,100 square feet in Farmington Hills, Michigan (although located in Farmington Hills, such property has a Northville, Michigan mailing address) and we lease research and development facilities of approximately 33,000 square feet in Irwindale, California and 10,100 square feet in Azusa, California. BSST's operations are primarily located at the Irwindale, California location and the Azusa, California location, which is the headquarters of its subsidiary, ZT Plus, LLC. Our Michigan lease expires August 31, 2014, the Irwindale lease expires March 31, 2016 and the Azusa lease expires September 30, 2012. We have the right to terminate the California lease on September 30, 2013. The current monthly rent of the Michigan lease, including rent and operating expense allocations, is approximately $17,000. The current monthly rent of the Irwindale lease, including rent, property taxes and insurance, is approximately $48,000. The current monthly rent of the Azusa lease is approximately $9,000. We also lease office space in Japan, Germany, Korea and China. The combined cost of these leases is approximately $34,000 per month. We believe that these facilities are adequate and suitable for their present requirements.

## ITEM 3. LEGAL PROCEEDINGS

We are subject to litigation from time to time in the ordinary course of our business, but there is no current material pending litigation to which we are a party except for the patent lawsuit described below and no material legal proceeding was terminated, settled or otherwise resolved during the fourth quarter of the fiscal year ended December 31, 2010.

On November 17, 2009 we filed a patent infringement lawsuit against WET. The complaint was filed in the United States District Court for the Central District of California, alleging that WET infringes four patents we either own or license. On February 8, 2010, WET filed a motion to dismiss the case or transfer it to the Eastern District of Michigan. Also, on February 8, 2010, WET filed a patent infringement lawsuit against us in the Eastern District of Michigan, alleging infringement of eight patents allegedly owned or licensed by WET. On April 5, 2010, based on a determination by the California court that WET was not subject to personal jurisdiction in California, the California court dismissed our lawsuit in California. We answered the lawsuit filed by WET in Michigan, and, on May 6, 2010, asserted counterclaims alleging that WET infringes five patents we either own or license. The Michigan court has not yet set a date for trial, but we expect that a trial would not occur until 2012 or 2013.

On April 23, 2010, WET filed another lawsuit in the Eastern District of Michigan, requesting a ruling that WET does not infringe two of our patents that were not involved in the earlier Michigan lawsuit. We and WET took steps to dismiss the lawsuit without prejudice on August 18, 2010.

On December 10, 2010, we filed another patent infringement lawsuit against WET alleging that it infringes two additional patents that Amerigon owns or licenses, neither of which was involved in any earlier lawsuit. W.E.T. has not yet answered.

## ITEM 4. (REMOVED AND RESERVED)

## PART II

### ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ Global Select Market under the symbol ARGN. The following table sets forth the high and low sale prices for our common stock as reported on the NASDAQ Global Select Market for each quarterly period from January 1, 2009 through December 31, 2010.

| | High | Low |
|---|---|---|
| **2009** | | |
| 1st Quarter | $ 4.40 | $2.14 |
| 2nd Quarter | 6.85 | 3.46 |
| 3rd Quarter | 8.90 | 5.50 |
| 4th Quarter | 9.85 | 5.84 |
| **2010** | | |
| 1st Quarter | $11.68 | $7.76 |
| 2nd Quarter | 11.18 | 6.91 |
| 3rd Quarter | 11.96 | 6.98 |
| 4th Quarter | 11.65 | 9.33 |

As of February 16, 2011, there were approximately 75 registered holders of record of our common stock (not including beneficial owners holding shares in nominee accounts). A substantially greater number of holders are beneficial owners whose shares are held of record by banks, brokers and other financial institutions. We have not paid any cash dividends since formation and we do not expect to pay any cash dividends in the foreseeable future.

The following table provides information as of December 31, 2010, with respect to our shares of common stock that may be issued under our existing equity compensation plans:

| Plan Category | Number of Common Shares to be Issued Upon Exercise of Outstanding Options (a) | Weighted-Average Exercise Price of Outstanding Options (b) | Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Common Shares Reflected in Column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by stockholders: | | | |
| 2006 Plan: | 1,635,223 | $6.33 | 3,481,101 |
| 1997 Plan: | 495,283 | 6.38 | — |
| Total: | 2,130,506 | | 3,481,101 |
| Equity compensation plans not approved by stockholders (1993 Plan) | 2,000 | 2.01 | — |
| Total | 2,132,506 | $6.34 | 3,481,101 |

A description of the material features of the above plans is incorporated herein by reference to Note 6 of our consolidated financial statements and related financial information indexed on page F-1 of this Report.

There is no currently-effective stock repurchase plan and no stock repurchases were made during 2010. The most recently-approved stock repurchase plan, which plan was announced on October 28, 2008 and pursuant to which the Board of Directors was authorized the repurchase of up to $12 million of the Company's Common Stock, expired on October 28, 2009.

## ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data have been derived from our audited financial statements, some of which appear under Item 15 of this Report. This selected financial data might not be a good indicator of our expected results for fiscal 2011. You should read the selected financial data together with the financial statements and notes to financial statements from which this information is derived and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this Report.

| | Year Ended December 31, (In thousands except per share data) | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| Product revenues | $112,403 | $ 60,925 | $ 63,613 | $ 63,630 | $ 50,609 |
| Operating income | 12,131 | 908 | 4,554 | 7,705 | 5,513 |
| Net income(a) | 9,358 | 284 | 3,564 | 7,375 | 3,514 |
| Loss attributable to non-controlling interest | 592 | 439 | | | |
| Net income attributable to Amerigon Incorporated | 9,950 | 723 | | | |
| Basic earnings per share: | | | | | |
| Common Stock | 0.46 | 0.03 | 0.16 | 0.34 | 0.17 |
| Convertible Preferred Stock | | | | | 0.17 |
| Diluted earnings per share | 0.44 | 0.03 | 0.16 | 0.33 | 0.16 |
| Accumulated deficit | (27,832) | (37,782) | (38,505) | (42,069) | (49,444) |

| | As of December 31, (In thousands) | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| Working capital(b) | $ 47,239 | $ 33,542 | $ 30,471 | $ 30,538 | $ 23,765 |
| Total assets | 79,422 | 62,382 | 52,599 | 55,986 | 42,396 |
| Long term obligations | 688 | 427 | 392 | 450 | 650 |

(a) Net income for the year ended December 31, 2010 reflects an adjustment in the valuation allowance relating to the Company's Federal Net Operating Loss (NOL) carryforwards resulting in an income tax benefit of $1,375. During 2010, we completed a study related to the 1999 change in control limitation amount and determined that an additional $4,044 of these NOL's were utilizable. See Note 4 of our consolidated financial statements and related financial information indexed on page F-1 of this Report for a more detailed explanation. During 2007, we completed a study of our research and development activities and related expenses for the period from 1999 through 2006. As a result of this study we determined that our research and development expenses qualify for certain Federal and state research and development tax credits ("R&D Credits") for that period and a deferred tax benefit was recorded for the value of those credits of $1,700 which increased our net income for the year ended December 31, 2007.

(b) Represents current assets less current liabilities.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, our financial statements (and notes related thereto) and other more detailed financial information appearing elsewhere in this report. Consequently, you should read the following discussion and analysis of our financial condition and results of operations together with such financial statements and other financial data included elsewhere in this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. See also "Forward-Looking Statements" in Item 1A of this report.*

***Overview***

We design, develop and market proprietary high technology electronic systems for sale to automobile and truck original equipment manufacturers. In 2010, we completed our eleventh full year of producing and selling our Climate Control Seat™ ("CCS™") product, which provides year-round comfort by providing both active heating and cooling to seat occupants. Since we started commercial production, we have shipped approximately 6,900,000 units of our CCS product. We primarily sell directly to seat manufacturers, including JCI, Lear, Bridgewater, NHK, Marubeni, Dymos, Faurecia NHK, Faurecia Wuhan, Tacle, and Magna. These customers in turn sell our product, as a component of an entire seat or seating system, to automobiles manufactured by Ford Motor Company, General Motors, Toyota Motor Corporation Nissan and Tata Motors, Ltd. Tata Motors, Ltd. features CCS on its Jaguar and Land Rover luxury brands which it acquired from Ford Motor Company in 2008. We also have sold directly to Hyundai and we sell a small amount of after-market product.

We operate as a Tier II supplier to the auto industry. Inherent in this market are costs and commitments well in advance of the receipt of orders (and resulting revenues) from customers. This is due in part to automotive manufacturers requiring the coordination and testing of proposed new components and sub-systems. Revenues from these expenditures may not be realized for two to three years as the manufacturers tend to group new components and enhancements into annual or every two to three year vehicle model introductions.

During 2010, we began selling two additional products, including a heated and cooled cup holder and a heated and cooled mattress. Revenues for these products represented a small percentage of our 2010 product revenues.

During 2009, particularly in the first half of the year, our product revenues were adversely affected by a significant decline in worldwide automotive production levels. During 2009, worldwide light vehicle production declined by 13% to approximately 57 million vehicles. This drop was even more significant during the first half 2009, during which period sales declined by 29% as compared to the prior year. Our product revenues are primarily derived from vehicle production in North America and the Japan/Korea region. During 2009, on a combined basis, vehicle production for these regions declined by 28% as compared to the prior year. This decline has been largely precipitated by a decrease in the sales of light vehicles attributable to the global credit crisis and resulting global economic slowdown. During 2009, our revenue levels were 4% lower compared to the prior year despite the much more significant reduction in worldwide light vehicle production. We were able to maintain revenue levels by introducing CCS on several new vehicle platforms that were launched during the year and increasing installation rates of the CCS on existing light vehicle platforms. During 2010, global automotive production continued the recovery that began during the second half of 2009. Global automotive production during 2010 was up 23% from 2009 and was up by 39% and 19% in North America and the Japan/Korea regions, respectively. We expect that global automotive production will again increase during 2011 but at a much slower rate. Global economic factors affecting automotive production are difficult to predict and there can be no assurance of future automotive production at any level.

*Critical Accounting Policies*

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions. These estimates and assumptions include, but are not limited to:

- Warranty reserves,
- Litigation reserves,
- Allowances for doubtful accounts,
- Income taxes,
- Inventory reserves,
- Stock compensation and
- Patents.

*Accrued Warranty Costs*

We do not offer our customers explicit warranty terms; however, we do honor warranty claims for defective products. We have secured errors and omissions insurance which provides certain coverage for defects in our product designs; however, we do not maintain a product recall insurance policy. Provision for estimated future cost of warranty for product delivered is recorded when revenue is recognized. While we believe our warranty reserve is adequate and that the judgment applied is appropriate, such estimates could differ materially from what will actually transpire in the future. The warranty policy is reviewed by management annually. Based on historical information available to the Company and claims filed to date, which have been minimal, the warranty accrual is periodically adjusted to reflect management's best estimate of future claims.

*Litigation Reserves*

We record estimated future costs related to new or ongoing litigation. These estimates include costs associated with attorney fees and potential claims and assessments less any amounts recoverable under insurance policies.

*Income Taxes*

We record income tax expense using the liability method which specifies that deferred tax assets and liabilities be measured each year based on the difference between the financial statement and tax bases of assets and liabilities at the applicable enacted Federal and state tax rates. A valuation allowance is provided for a portion of our net deferred tax assets when we consider it more likely than not that the asset will not be realized. At December 31, 2010 and 2009, a valuation allowance has been provided for an estimated portion of our NOLs generated prior to a 1999 change in control, as defined by the internal revenue code, which limits our ability to utilize those NOLs. At our currently expected rate of future taxable income, we expect to utilize the NOLs not subject to this limitation during 2011. If future annual taxable income were to be significantly less than current and projected levels, there is a risk that some of our NOLs not already provided for by the valuation allowance would expire prior to utilization. We do not expect significant differences between our taxable income and our book earnings before income taxes.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

*Stock Based Compensation*

We account for all share-based payments to employees, including grants of employee stock options, as compensation expense based upon the fair value on the date of grant. We determine fair value of such awards using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates certain assumptions, such as risk-free interest rate, expected volatility, expected dividend yield and expected life of options, in order to arrive at a fair value estimate. Expected volatilities are based on the average of the historical volatility of the Company's common stock and that of an index of companies in our industry group. Since the Company has little historical data to help evaluate the expected lives of options, we considered several other factors in developing this assumption including the average holding period of outstanding options, their remaining terms and the cycle of our long range business plan. The risk free interest rate is based upon quoted market yields for United States Treasury debt securities. The expected dividend yield is based upon the Company's history of having never issued a dividend and management's current expectation of future action surrounding dividends. We believe that the assumptions selected by management are reasonable; however, significant changes could materially impact the results of the calculation of fair value.

*Patent Costs*

Our business strategy largely centers on designing products based upon internally developed and licensed technology. When possible, we protect these technologies with patents. We capitalize the costs of purchasing, developing and filing new patent applications. These costs consist of legal and filing fees. These costs are then amortized on a straight-line basis over their estimated economic useful life which is generally 17 years. We periodically review the recoverability and remaining life of our capitalized patents based upon market conditions, competitive technologies and our projected business plans. Changes in these conditions could materially impact the carrying value for our capitalized patents.

***Results of Operations Year Ended December 31, 2010 Compared to Year Ended December 31, 2009***

*Product Revenues.* Product revenues for 2010 were $112,403,000 compared with product revenues of $60,925,000 for 2009, an increase of $51,478,000, or 84%. Higher sales were primarily the result of a much improved automotive marketplace causing higher vehicle production levels on existing programs, new model introductions and the full year effect of the addition of a rear seat option on certain existing programs. Modest initial shipments of our heated and cooled mattress, which was launched at the very end of the third quarter 2010, and our heated and cooled up holder which was launched at the end of the third quarter, also contributed to the higher product revenue levels. Unit shipments of CCS were 1,597,000 during 2010 compared with unit shipments of 874,000 during 2009, an increase of 723,000 units or 83%. The higher product revenues and unit volumes on existing programs were due to a partial recovery from historically low vehicle production levels experienced during 2009, during which, there was a significant decline in the overall automotive market. Automotive production and sales volumes, impacted by slowing worldwide economic activity and decreasing availability of consumer credit during 2009, were significantly higher during 2010 as compared to 2009. Production of light vehicles in North America increased by 39% to 11.9 million during 2010 from 8.6 million during 2009. New vehicles equipped with CCS and launched during 2010 included the Ford F250, Ford Explorer, Infiniti QX56, Nissan Patrol, Hyundai Veracruz, Hyundai Tucson, KIA Sportage, KIA Optima and KIA Sonata. Several programs that were new in 2009 including the Ford Taurus, Infiniti G Convertible, Nissan 370Z Roadster, KIA Mohave, KIA Borrego, and KIA Opris and rear seat applications on two existing programs including the Jaguar XJ and Land Rover Range Rover had higher revenue during 2010 due to the impact of shipments being made during the full year.

*Cost of Sales.* Cost of sales increased to $79,664,000 during 2010 from $45,166,000 during 2009. This increase of $34,548,000, or 77%, is attributable to higher sales volumes offset partially by a higher gross profit percentage. The gross profit percentage during 2010 was 29% and was 26% during 2009. This increase is primarily attributable to a favorable change in the mix of products sold, lower raw material costs, and a greater coverage of fixed cost at the higher volume levels. TED's, which represent the key component of the CCS system, contain the metal Tellurium ("Te"). During 2010, we had a lower cost for Te. We have implemented changes to the manufacturing process for our TEDs which enable us to use less Te per component. These changes currently impact a portion of our TED purchases; over time we expect to be able to extend the program to the balance of our TED purchases. During late 2010 and early 2011, the market for Tellurium has again begun to increase. This could lead to further increases in process from our TED suppliers. We have limited ability to pass on raw material cost increases to our customers.

*Net Research and Development Expenses.* Net research and development expenses increased to $9,653,000 during 2010 from $5,994,000 during 2009. This $3,659,000, or 61%, increase was primarily due to the advanced TE materials program by BSST's now wholly-owned ZT Plus subsidiary. When we formed ZT Plus, certain ongoing expenses associated with our advanced TE materials program were transferred to the new partnership and were partially funded by our partner, 5N Plus. These activities, and the associated cost, have been expanded since that formation date. Effective March 1, 2010, BSST purchased 5N Plus' 50% ownership and since that date is providing 100% of the necessary funding. We are also in the process of developing new products, such as the heated and cooled mattress, heated and cooled cup holder and cold storage box and developing improvements in our current CCS system. The costs associated with these projects were greater during 2010 primarily due to some of the projects reaching the commercial launch phase of development. Partially offsetting these increases were higher research and development reimbursements which fluctuate from period to period due to the timing of different phases of the various underlying projects.

We classify development and prototype costs and related reimbursements as research and development. This is consistent with accounting standards applied in the automotive industry. Depreciation costs for tooling are included in cost of sales.

*Selling, General and Administrative Expenses.* Selling, general and administrative expenses increased to $10,955,000 during 2010 from $8,857,000 during 2009. This $2,098,000, or 24%, increase is primarily due to the opening of our European office, expenses associated with the planned opening of an office in China and an increase in the number of sales and marketing employees. We have increased our marketing resources in order to support increased activities in South Korea, Europe and China. Our selling, general and administrative expenses for 2010 also include $607,000 in legal fees associated with an ongoing product liability lawsuit with our competitor WET. We had recorded a contingent liability for these fees at the end of 2009 totaling $500,000. During the fourth quarter 2010, we increased this accrual by $307,000 reflecting incurred costs in excess of the original $500,000 liability plus an additional $300,000 representing estimated fees to be incurred during 2011.

*Income Tax Expense.* We recorded an income tax expense of $2,921,000 during 2010. This amount included an adjustment to our deferred tax asset valuation allowance which lowered income tax expense by $1,375,000. This adjustment reflects a change in the amount of Federal Net Operating Losses that are limited due to a 1999 change in control. Our effective tax rate, prior to this adjustment was 35% on pre-tax income of $12,279,000. Our current income tax expense is expected to be substantially offset by our net operating loss carry forwards. Therefore, we did not have a significant cash outlay for income taxes during 2010. During 2009, we recorded an income tax expense totaling $325,000 reflecting a 53% effective tax rate on pre-tax income of $609,000. This higher effective tax rate is attributable to the effect of certain expenses, such as stock option expenses for Incentive Stock Options and meals and entertainment expenses that are not deductible for tax purposes. As our pretax earnings approach break even, as it did during 2009, these expenses have a much greater impact on the effective rate causing it to be higher.

***Results of Operations Year Ended December 31, 2009 Compared to Year Ended December 31, 2008***

*Product Revenues.* Product revenues for 2009 were $60,925,000 compared with product revenues of $63,613,000 for 2008, a decrease of $2,688,000, or 4%. Lower sales resulting from lower volumes on existing programs, primarily during the first half of 2009, were partially offset by higher sales from new model introductions. Unit shipments were 874,000 units for 2009 compared with unit shipments of 931,000 in 2008, a decrease of 57,000 units or 6%. The lower product revenues and unit volumes on existing programs were due to a significant decline in the overall automotive market. Automotive production and sales volumes, impacted by slowing worldwide economic activity and decreasing availability of consumer credit, were significantly lower during 2009 as compared to 2008. In North America, one of our most important markets, the seasonally adjusted annual rate ("SAAR") for vehicle sales was 10.4 million during the 2009, down 21% from 13.2 million during 2008. Vehicle production levels have been reduced even further as OEMs cut production in order to reduce new vehicle inventory levels. During 2009, production of light vehicles in North America decreased by 32% to 8.6 million from 12.6 million during 2008. New vehicles equipped with CCS and launched during 2009 included the Lincoln MKT, Ford Taurus, Jaguar XK, Nissan 370Z Roadster, Infiniti G Convertible, KIA Mohave and KIA Borrego. Two of our existing programs, the Jaguar XJ and Land Rover Range Rover, began offering CCS in the rear seating position for the first time during the third quarter 2009. Several programs that were new in 2008 including the Ford F150 Pickup, Chevrolet Suburban, Chevrolet Tahoe, Chevrolet Avalanche, GMC Yukon, GMC Yukon XL, GMC Yukon Denali, GMC Sierra Pickup, Toyota Crown Majesta and the Nissan Maxima, had higher revenue during 2009 due to the impact of shipments being made during the full year.

*Cost of Sales.* Cost of sales increased to $45,166,000 in 2009 from $45,086,000 in 2008. This increase of $80,000, or 0.2%, is attributable to lower gross profit percentage partially offset by lower volumes. The gross profit percentage during 2009 was 26% and was 29% during 2008. This decrease is primarily attributable to higher raw material costs, an unfavorable change in the mix of products sold which favored programs having a lower gross margin percentage during 2009 compared with 2008 and lower coverage of fixed cost at the lower volume levels. Higher costs for Te represent the most significant portion of our higher raw material cost. During the early months of 2008, the market for Te experienced a significant increase. The average price of a kilogram of Te in 2007 was approximately $100 and increased to a peak of $286 in April 2008. We do not purchase Te directly, but have periodically agreed to price increases from our TED suppliers as a result of the increase in their Te costs. Existing Te supply contracts and on-hand inventory resulted in a delay in the impact of higher Te market prices to us until the Third Quarter 2008. Although the market for Te has moderated, the lower levels did not result in reduced costs to Amerigon because of our supplier's need to use up inventory until late in the third quarter of 2009.

*Net Research and Development Expenses.* Net research and development expenses decreased to $5,994,000 in 2009 from $6,783,000 in 2008. This $789,000, or 12%, decrease was due to the formation of ZT Plus, lower costs to support a smaller number of new vehicle programs launched during 2009 as compared to 2008 and lower costs associated with certain new product applications of our CCS technology that are currently in development. When we formed ZT Plus, certain ongoing expenses associated with our advanced TE materials program were transferred to the new partnership and were therefore partially funded by our partner, 5N Plus. The portion of ZT Plus' expenses associated with BSST's ownership percentage are now classified as loss from equity investment in ZT Plus and not included in net research and development expenses. During 2009 we were still in the process of developing certain new products, such as the heated and cooled bed, heated and cooled cup holder and cold storage box and developing improvements in our current CCS system; however, the costs associated with these projects were lower during 2009 primarily due to many of the projects reaching a less costly phase of development.

*Selling, General and Administrative Expenses.* Selling, general and administrative expenses increased to $8,857,000 in 2009 compared with $7,190,000 in 2008. This $1,667,000, or 23%, increase is primarily attributable to higher management bonus expense of $994,000, legal fees of approximately $500,000 for a lawsuit initiated in 2009 and higher stock option compensation expense during 2009 as compared with 2008. During 2009, we paid and or accrued bonuses under our management incentive program whereas during 2008 the management incentive bonus program was cancelled due to the significant economic and automotive downturn. On November 17, 2009 we filed a patent infringement lawsuit against a competitor, W.E.T Automotive Systems AG. During the fourth quarter 2009 we recorded a reserve totaling $500,000 as an estimate of the legal fees related to this lawsuit. The higher stock option compensation relates to options issued to employees on two separate grant dates; 485,000 option shares on July 23, 2008 and 724,000 option shares on March 11, 2009. The expenses related to these grants were partially offset by lower stock option expenses for options that became fully vested during 2009.

*Loss from Equity Investment.* Investment in the ZT Plus joint venture by our subsidiary BSST was initiated on September 1, 2009. BSST's investment in ZT Plus was, until the purchase by BSST of the interest in ZT Plus held by 5N Plus, Inc., being accounted for using the equity method which requires that BSST record a portion of ZT Plus' income or loss equal to its ownership percentage to the extent of BSST's investment balance. BSST's initial contribution and initial investment balance, which was comprised of certain intellectual property, intellectual property rights and laboratory equipment, along with organizational and formation costs totaled $508,000. 5N Plus' initial contribution was represented by a commitment to fund ZT Plus' operating expenditures. During the period from September 1, 2009 through the end of 2009, BSST recorded a loss from equity investment in ZT Plus totaling $492,000 representing BSST's share of ZT Plus' loss for the period.

*Interest Income.* We had interest income of $10,000 for 2009 compared with $837,000 for 2008. The decrease of $827,000, or 99%, resulted from significantly lower average yields on our cash equivalents and short-term investments (see "Liquidity and Capital Resources").

*Income Tax Expense.* We recorded an income tax expense of $325,000 during 2009. This reflected an estimated effective tax rate of approximately 53% on pretax earnings of $609,000 for 2009. During 2008, we recorded an income tax expense totaling $1,938,000 reflecting a 35% effective tax rate on pretax income of $5,502,000. This increase in effective tax rate is attributable to the effect of certain expenses, such as stock options expense for Incentive Stock Options and meals and entertainment expenses that are not deductible for tax purposes. As our pretax earnings approach break even, these expenses have a much greater impact on the effective rate causing it to increase.

***Liquidity and Capital Resources***

The following table represents our cash and cash equivalents and short-term investments:

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| | (in Thousands) | |
| Cash and cash equivalents | $26,584 | $21,677 |
| Short-term investments | 9,761 | 6,704 |
| | $36,345 | $28,381 |

We manage our cash, cash equivalents and short-term investments in order to fund operating requirements and preserve liquidity to take advantage of further business opportunities. Cash and cash equivalents increased by $4,907,000 and our short-term investments increased by $3,057,000 in 2010.

Cash provided by operating activities during 2010 was $12,394,000 and was attributable to net income of $9,538,000, plus non-cash adjustments. Non-cash adjustments included depreciation and amortization of $1,368,000, deferred taxes of $1,875,000, stock option compensation of $1,275,000, provision for doubtful accounts of $253,000, defined benefit plan expense of $251,000 and loss from equity investment of $22,000. Partially offsetting these was a net increase in net operating assets and liabilities of $2,008,000.

As of December 31, 2010, working capital was $47,239,000 as compared to $33,542,000 at December 31, 2009, an increase of $13,697,000, or 41%. Increases in cash and cash equivalents, short term investments, accounts receivable, inventory, current deferred tax assets and prepaid expenses of $4,907,000, $3,057,000, $3,867,000, $4,284,000, $3,978,000 and $641,000, respectively, were partially offset by increases in accounts payable and accrued liabilities of $5,053,000 and $2,134,000, respectively. Accounts receivable and accounts payable increased primarily as a result of a $7,319,000 increase in product revenues during the fourth quarter of 2010 compared with product revenues in the fourth quarter of 2009 and related increase in inventory purchasing to support the higher revenues. Accrued liabilities increased primarily due to higher income taxes payable reflecting higher current taxable income and higher accrued royalties and warranty expense reflecting the increased revenues during 2010. A portion of our deferred tax assets represent net operating loss and credit carry forwards. We classified a larger portion of these assets as current at December 31, 2010 as compared with December 31, 2011 due to a greater expectation for current utilization during the next year. Our cash and cash equivalents and short term investments increased due to positive cash flow generated during the year from all activities. Our short-term investments consist entirely of Certificates of Deposit ("CDs"). The CDs are held by a number of different financial institutions with no individual deposit exceeding $250,000 at any individual institution. Our entire CD portfolio is therefore protected by insurance provided by the Federal Deposit Insurance Corporation ("FDIC").

Cash used in investing activities was $10,021,000 during 2010, reflecting purchases of short-term investments of $11,612,000 less maturities of $8,555,000, cash paid to purchase of a non-controlling interest in BSST for $3,380,000, purchase of ZT Plus assets for $1,500,000, purchases of property and equipment totaling $957,000, cash paid to acquire new patents and patent application filings of $861,000, and cash invested in corporate owned life insurance of $266,000. Purchases of property and equipment for the period are primarily related to new equipment purchases for newly launched production programs.

Cash provided by financing activities was $2,438,000 during 2010, representing proceeds of Common Stock option exercises of $2,438,000.

We have $15,000,000 in revolving credit lines ("Revolving Credit Lines") with Comerica Bank to fund future working capital requirements. At December 31, 2010, no revolving loans were outstanding. The Revolving Credit Lines also provide for a letter of credit sub-facility of $5,000,000. At December 31, 2010, outstanding letters of credit were $450,000. Loans bear interest at a Daily Adjusting LIBOR Rate, as defined by the credit agreement, plus an Applicable Margin, as defined by the credit agreement, of 1.750%. The Daily Adjusting LIBOR Rate at December 31, 2010 was 0.25%. The Revolving Credit Lines are secured by all of the Company's assets and expire on October 31, 2011. Under the terms of the credit agreement, the Company must maintain certain financial ratios including a minimum tangible net worth ratio and a minimum funded debt to EBITDA ratio, as defined by the credit agreement. At December 31, 2010, the Company was in compliance with all terms of the credit agreement as amended.

BSST is engaged in a research and product development effort to improve the efficiency of thermoelectric devices. Until December 2010, Amerigon and Dr. Lon E. Bell owned 85% and 15%, respectively, of the outstanding interests in BSST. Amerigon purchased Dr. Bell's ownership interest $3,380,000 during December 2010.

The Company has funded its financial needs from inception primarily through net proceeds received through its initial public offering as well as other equity and debt financing activities. Based on its current operating plan, management believes cash and equivalents at December 31, 2010 along with proceeds from future revenues are sufficient to meet operating needs for the foreseeable future.

***Recent Accounting Pronouncements***

***Consolidation of Variable Interest Entities — Amended***

*(To be included in ASC 810 "Consolidation", SFAS No. 167 "Amendments to FASB Interpretation No. 46(R)")*

The Financial Accounting Standards Board ("FASB") has issued changes to the accounting for variable interest entities. The changes provide guidance for determining whether an entity is a variable interest entity and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. The changes include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable interest entity. The changes were effective for the first annual reporting period beginning after November 15, 2009, with earlier adoption prohibited. The Company adopted the changes on January 1, 2010 which did not have a material impact on the Company's consolidated financial statements.

### *Off-Balance Sheet Arrangements*

The Company does not have any off-balance sheet arrangements (as such term is defined in Item 303(a)(4)(ii) of Regulation S-K (17 CFR 229.303)) that have, or are deemed to be reasonably likely to have, a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

### *Tabular Disclosure of Contractual Obligations*

As of December 31, 2010, the following amounts, aggregated by type of contract obligation, are known to come due in the periods stated:

| | Payments due by period (in thousands) | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 Yr** | **1-3 Yrs** | **3-5 Yrs** | **More than 5 Yrs** |
| Operating Lease Obligations | $2,528 | $943 | $1,585 | $– | $– |

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio, our debt obligations under our revolving line of credit and foreign currency contracts. We currently place our investments in Certificates of Deposits with multiple banks. We have in the past, and may in the future, also place our investments in debt instruments of the U. S. government and in high-quality corporate issuers. Our investment policy seeks to ensure the safety and preservation of our invested funds by limiting default risk and market risk. We currently have no investments denominated in foreign country currencies.

The table below presents the carrying value and related weighted average interest rates for our investment portfolio. The Company considers all highly liquid investments purchased with original maturities of less than 90 days to be cash equivalents. The Certificates of Deposit are held by a number of different financial institutions with no individual deposit exceeding $250,000 at any individual institution. Our entire CD portfolio is therefore protected by insurance provided by the Federal Deposit Insurance Corporation ("FDIC"). All of the marketable securities shown in below are expected to mature during 2011. The carrying value approximates fair value at December 31, 2010.

| **Marketable Securities** | **Carrying Value** | **Average Rate of Return at December 31, 2010** |
|---|---|---|
| Money Market Mutual Funds | $24,602,000 | 0.06% |
| Certificates of Deposit | $ 9,761,000 | 0.55% |

Borrowings under our revolving line of credit bear interest at Comerica Bank's prime rate (3.25% at December 31, 2010). As of December 31, 2010, there are no borrowings outstanding under our line of credit.

Our purchases of certain of our components are denominated in Japanese Yen. In order to protect ourselves from changes in the exchange rate between the U.S. Dollar and Japanese Yen we periodically enter into foreign currency forward contracts to purchase the Japanese Yen. As of December 31, 2010 we had no open forward currency contracts.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

*Supplementary Financial Information—Selected Quarterly Financial Data*

**Unaudited Quarterly Financial Data**
**For the Years Ended December 31, 2010 and 2009**
**(In thousands, except per share data)**

| | For the three months ended, | | | |
|---|---|---|---|---|
| | March 31, 2010 | June 30, 2010 | September 30, 2010 | December 31, 2010 |
| Product revenues | $24,188 | $28,812 | $30,486 | $28,917 |
| Gross margin | 6,643 | 8,704 | 8,805 | 8,587 |
| Operating income | 2,379 | 3,351 | 4,008 | 2,393 |
| Net income | 1,543 | 2,117 | 2,563 | 3,135 |
| Loss attributable to non-controlling interest | 107 | 190 | 128 | 167 |
| Net income attributable to Amerigon Incorporated | 1,650 | 2,307 | 2,691 | 3,302 |
| Basic earnings per share | $ 0.08 | $ 0.11 | $ 0.12 | $ 0.15 |
| Diluted earnings per share | $ 0.07 | $ 0.10 | $ 0.12 | $ 0.15 |

| | For the three months ended, | | | |
|---|---|---|---|---|
| | March 31, 2009 | June 30, 2009 | September 30, 2009 | December 31, 2009 |
| Product revenues | $10,170 | $10,715 | $18,442 | $21,598 |
| Gross margin | 2,418 | 2,531 | 4,545 | 6,265 |
| Operating income (loss) | (1,477) | (1,209) | 1,219 | 2,375 |
| Net income (loss) | (936) | (869) | 789 | 1,300 |
| Loss attributable to non-controlling interest(a) | — | — | 342 | 97 |
| Net income (loss) attributable to Amerigon Incorporated | (936) | (869) | 1,131 | 1,379 |
| Basic earnings per share | $ (0.04) | $ (0.04) | $ 0.05 | $ 0.07 |
| Diluted earnings per share | $ (0.04) | $ (0.04) | $ 0.05 | $ 0.06 |

(a) A change in accounting method under ASC 810 "Consolidation" effective during 2009 requires that a noncontrolling interest, previously referred to as a minority interest, be reported as part of equity in the Consolidated Financial Statements and losses be allocated to the noncontrolling interest even when such allocation might result in a deficit balance, reducing the losses attributable to the controlling interest. A 15% non controlling interest in our subsidiary BSST was held by BSST President and CEO Dr. Lon Bell until December 2010. The change in accounting method, which was effective on January 1, 2009, was not included in the first and second quarters as reported, and as a result, the 2009 third quarter reflects the year to date benefit for this adjustment which increased net income attributable to Amerigon by $342, or $0.01 per diluted share. The amount of the benefit related to the first and second quarters included in this amount was $116 and $125, respectively.

The sum of the quarterly amounts shown above may not be the same as the annual totals shown in our consolidated financial statements or elsewhere in this report due to rounding. The audited consolidated financial statements and related financial information required to be filed hereunder are indexed on page F-1 of this report and are incorporated herein by reference.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures and of our internal control over financial reporting, both as of December 31, 2010. Based on their evaluation, our principal executive and principal financial officers have concluded that these controls and procedures are effective as of December 31, 2010. There was no change in our internal control over financial reporting identified in connection with such evaluation that occurred during our fourth fiscal quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

### *Management's Report On Internal Control Over Financial Reporting*

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management concluded that, as of December 31, 2010, the Company's internal control over financial reporting is effective at the reasonable assurance level based on those criteria.

Our independent registered public accounting firm, Grant Thornton LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in their report included under Item 15.

## ITEM 9B. OTHER INFORMATION

None

## PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

*Board of Directors*

All directors are elected annually and serve a one-year term until the next annual meeting. Our current directors are as follows:

| Name | Age | Biographical Information | Director Since |
|---|---|---|---|
| **Lon E. Bell, Ph. D.** | 70 | Founded Amerigon in 1991 and is currently a special consultant to the Company. Dr. Bell Served as President and Chief Executive Officer of the Company's BSST subsidiary from 2000 until 2010. Dr. Bell served as Director of Technology until 2000, Chairman of the Board and Chief Executive Officer until 1999, and President until 1997. Dr. Bell received a B.S. in mathematics, a M.S. in rocket propulsion and a Ph.D. in mechanical engineering from the California Institute of Technology. | 2007 |
| **Francois J. Castaing** | 65 | Retired in 2000 as technical advisor to the Chairman of DaimlerChrysler Corporation. Prior to his retirement, Mr. Castaing spent thirteen years with Chrysler Corporation in senior vice-presidential positions. From 1980 to 1987, Mr. Castaing was Vice President of Engineering and Group Vice President Product and Quality of American Motors, until Chrysler acquired that company. Mr. Castaing began his career with Renault as Technical Director for Renault Motorsport Programs. Mr. Castaing is currently Chairman of the Detroit Science Center. He serves also on the board of FIRST: For Inspiration and Recognition of Science and Technology, a non-for-profit foundation. Mr. Castaing is a director of publicly traded TRW Automotive Holdings Corp. | 2001 |
| **Daniel R. Coker** | 58 | President and Chief Executive Officer of Amerigon since 2003. Mr. Coker joined Amerigon in 1996 as Vice President of Sales and Marketing. Prior to joining Amerigon, Mr. Coker worked with Arvin, Inc. from 1986 through 1995 as Vice President and General Manager of North American Operations. Mr. Coker received his bachelor's degree from Tennessee Technological University. | 2007 |
| **John M. Devine** | 66 | Executive Chairman since February 2008 and currently acting Chief Executive Officer since November 2010 of Dana Holding Corporation, a publicly traded $6.0 billion supplier to the global automotive, commercial vehicle and off-highway markets. Retired in 2006 as Vice Chairman and Chief Financial Officer of General Motors Corporation, positions he held from 2001 to 2006. Prior to joining General Motors, Mr. Devine served as Chairman and Chief Executive Officer of Fluid Ventures, LLC, an Internet start-up investment company. Previously, Mr. Devine spent 32 years at Ford Motor Company, where he last served as Executive Vice President and Chief Financial Officer. Mr. Devine holds a B.S. in economics from Duquesne University and an M.B.A. in business administration from the University of Michigan. | 2008 |

| Name | Age | Biographical Information | Director Since |
|---|---|---|---|
| **Maurice E.P. Gunderson** | 59 | Senior Partner at CMEA Ventures, a San Francisco-based venture capital firm, and the Managing Member of the consulting firm Shingebiss, LLC. Previously, Mr. Gunderson spent 15 years as the co-founder and Managing Director of Nth Power, a venture capital firm specializing in investments emerging from the global restructuring of the energy industry. Mr. Gunderson received a B.A. and M.S. in mechanical engineering from Oregon State University and an M.B.A. from Stanford University. Mr. Gunderson is a director of the following privately-held companies: Superprotonic, Inc., NuScale Power, Inc., CFX Battery, Inc. and Scion-Sprays Ltd. | 2007 |
| **Oscar B. Marx, III** | 72 | Chairman of the Board of Directors since 1999 and Interim Chief Executive Officer of the Company from October 2001 through March 2003. Mr. Marx served as President and CEO of TMW Enterprises, Inc., a private investment firm located in Troy, Michigan, from 1995 to 2001. In 1994, Mr. Marx was President and Chief Executive Officer of Electro-Wire Products (predecessor to TMW Enterprises, Inc.), a major supplier of electrical distribution systems to the automotive industry. Mr. Marx retired from Ford Motor Company in 1994 as Vice President of its Automotive Components Group (currently known as Visteon Corporation). Mr. Marx is a director of privately-held Ritz Interactive, Inc. | 1999 |
| **James J. Paulsen** | 71 | Retired Ford Motor Company senior executive. Until his retirement in 1995, Mr. Paulsen served as President of Ford's China Operations, with responsibilities for initiating Ford's entry into the China market. He was also Executive Director of the Corporate Quality Control Office reporting to the company President. Mr. Paulsen has served as General Manufacturing Manager for several of Ford's major component divisions. | 1999 |

*Executive Officers of the Registrant*

Reference is made to the information disclosed in Part I of this Report under the heading "Executive Officers of the Registrant", which information is incorporated here by reference.

*Qualifications of Directors*

Below is a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that each of our directors should serve as a director of the Company. We believe that our directors, as a whole, have an appropriate balance of knowledge, experience, skills and expertise required for our Board of Directors. We believe that our directors have a broad range of personal characteristics, including leadership, management, technological and financial experience, and the ability to act with integrity using sound judgment. We also believe that our directors provide leadership to management and are willing to commit the requisite time for preparation and attendance at Board and committee meetings.

Dr. Bell founded our Company and previously served as its Chief Executive Officer and President; consequently, he is very familiar with the operations of our business. Dr. Bell is also a leading scientist in the field of thermoelectrics. His technical knowledge is key to our development of new materials, products and processes. He also has extensive experience in working with governmental agencies, historically one of the key sources of funding for our research and development subsidiary, BSST LLC, which Dr. Bell led as its President from 2000 until 2010.

Mr. Castaing's distinguished career in the automotive industry has given him extensive experience in what is currently our most important customer market. During his tenure at some of the world's largest automobile manufacturers, Mr. Castaing developed leadership, strategic planning and organizational skills that benefit the Company. In addition, his technical background allows him to understand the Company's operations and assist in problem solving.

Mr. Coker has served as our President and Chief Executive Officer since 2003 after first joining Amerigon as Vice President of Sales and Marketing in 1996. As a result, Mr. Coker has extensive knowledge of the day to day operations of our business. Mr. Coker's engineering background allows him to fully understand and manage our business. His experience as our highest ranked officer, coupled with the managerial positions he previously held in other automotive-related companies, has given Mr. Coker industry insight, leadership skills and executive management skills key to our Company's performance.

Mr. Devine has held senior executive positions at both General Motors and Ford Motor Company in the area of finance. Having served at various times as the Chief Financial Officer of both automakers, he has extensive expertise in the areas of finance, strategic planning and management. Mr. Devine's finance background makes him an important member of our Audit Committee. His extensive experience in the automotive industry, including his current experience as Chief Executive Officer of a major automotive supplier, makes him an important part of our Board.

Mr. Gunderson has significant financial and managerial experience stemming from his background as a venture capitalist. He has significant experience investing in growth industries, similar to the Company's investment in new thermoelectric technologies. Mr. Gunderson sits as a director for several energy and materials-related companies and brings important leadership and governance skills to the Board. He also has an engineering background which helps him better understand the Company's business and operations.

Mr. Marx, our Chairman of the Board, previously served as our Interim Chief Executive Officer. As a result, he is very familiar with the Company's business. Mr. Marx's experience as a senior executive at other automotive-related companies, including Ford Motor Company, give him relevant industry, managerial and strategic planning expertise key to our Company's success. He also has financial experience and skills that make him a valuable member of our Audit Committee.

Mr. Paulsen has extensive global automotive expertise resulting from the positions he held at Ford Motor Company, including as the President of Ford's China operations. Asia is an important market to the Company and Mr. Paulsen's experiences in China add value to the Board. Mr. Paulsen also has extensive supervisory, organizational and human resources skills based on his prior experiences in managerial positions.

***Section 16(a) Beneficial Ownership Reporting Compliance***

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten-percent shareholders are required by Securities and Exchange Commission regulation to furnish us with copies of all Section 16(a) reports they file. Based solely on review of the copies of such reports furnished to us during or with respect to 2010, or written representations that no filings on Form 5 were required, we believe that during 2010 all Section 16(a) filing requirements applicable to our officers, directors and greater than ten-percent beneficial owners were complied with, except as follows: (a) one report with respect to the exercise of a stock option and related sale of stock by officer Barry G. Steele was filed late, (b) one report with respect to the exercise of a stock option and related sale of stock by former officer Sandra L. Grouf was filed late, (c) one report with respect to the exercise of a stock option and related sale of stock by director James J. Paulsen was filed late and (d) the report setting forth the initial statement of beneficial ownership of Stephen C. Davis was filed late.

*Code of Ethics*

The Board of Directors has adopted a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the Company, including the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Such code may be viewed on the Company's website, www.amerigon.com under the link "About"; a copy may also be obtained free of charge by delivering written request to: Barry G. Steele, Secretary of Amerigon Incorporated, 21680 Haggerty Road, Suite 101, Northville, Michigan 48167.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or a waiver from, a provision in our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code definition enumerated in Securities and Exchange Commission, Regulation S-K, Item 406(b) by posting such information on our website at www.amerigon.com within four business days following the date of the amendment or waiver.

*Director Nominations by Security Holders*

There have been no material changes in the procedures by which security holders may recommend nominees to the Company's Board of Directors since the date of filing of the Company's definitive proxy statement filed with the Securities and Exchange Commission in connection with our 2010 Annual Meeting of Stockholders. Security holders wishing to send nominations or other communications directly to the Board of Directors or to a specific member of the Board of Directors are asked to send such communications via U.S. Mail to the attention of Barry G. Steele, Secretary of Amerigon Incorporated, 21680 Haggerty Road, Suite 101, Northville, Michigan 48167. Security holders sending such communications should clearly mark the item as intended for delivery to the Board of Directors or to a specific member of the Board of Directors of Amerigon. Mr. Steele has been instructed by the Board of Directors to screen each communication so received only for the limited purposes of ascertaining (1) whether such communication is indeed from a security holder and (2) whether such communication relates to Amerigon. Mr. Steele will promptly forward copies of all such communications that pass his limited screening to each member of the Board of Directors, in the case of communications to the entire Board of Directors, or to the particular member addressee. Delivery by Mr. Steele will be completed by mail, facsimile or e-mail, as Mr. Steele determines is appropriate.

*Audit Committee Information*

An Audit Committee has been established by the Board of Directors in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee is currently comprised of directors Castaing, Devine and Marx.

*Audit Committee Financial Experts*

The Board of Directors has reviewed the experience, qualifications and skills of each member of the Audit Committee and determined that Mr. Devine, (who meets the Nasdaq heightened standard of independence for audit committee purposes and who is currently the Chairman of the Audit Committee) is an "audit committee financial expert," as such term is used in Item 401 of Regulation S-K promulgated under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Mr. Devine's experience that qualifies him as an audit committee financial expert includes his previous experience as the Vice Chairman and Chief Financial Officer of General Motors and as the Executive Vice President and Chief Financial Officer of Ford Motor Company. He also currently holds the position of Chief Executive Officer of Dana Holding Corporation. The Board of Directors has determined that Mr. Marx (who meets the Nasdaq heightened standard of independence for audit committee purposes) also qualifies as an audit committee financial expert. Mr. Marx's experience that qualifies him as our audit committee financial expert includes his experience as the Chief Executive Officer of a major automotive industry supplier and his experience as Vice-President of Ford Motor Company's Automotive Components Group, and his recent experience as the President and Chief Executive Officer of a private investment firm.

## ITEM 11. EXECUTIVE COMPENSATION

***Compensation Committee***

The Company's Compensation Committee is responsible for evaluating the Chief Executive Officer's and all other executive officers' performance, including with respect to established goals and objectives, and making recommendations to the Board of Directors concerning all direct and indirect compensation, benefits and perquisites (cash and non-cash) for the executive officers based on such evaluation. The Company's Compensation Committee is currently comprised of two Independent Directors (as defined in Item 13 below), Messrs. Gunderson and Paulsen. The Compensation Committee held 4 meetings during 2010.

The Board of Directors has adopted a written charter for the Compensation Committee, a current copy of which is available on the Company's website at www.amerigon.com under the link "About"; a copy may also be obtained free of charge by delivering written request to: Barry G. Steele, Secretary of Amerigon Incorporated, 21680 Haggerty Road, Suite 101, Northville, Michigan 48167.

The Compensation Committee may delegate any of its responsibilities to subcommittees as the Compensation Committee deems appropriate. The Committee has the authority to retain compensation consultants to assist in the evaluation of compensation, and has the sole authority to retain and terminate such firms and to approve their fees and other retention terms. The Compensation Committee also has authority to retain other advisors. Consultants and advisors were retained by the Compensation Committee during 2010 for the purpose of supplying compensation survey data, but not for the purpose of determining or recommending the amount or form of compensation for our directors or executive officers and no additional services, unrelated to the purpose of such consultation, were provided by any such consultants or advisors to the Company.

Proposals regarding compensation of executive officers and directors (including recommending bonus formulas and plans, performance measures, compensation and award levels, and payout amounts) are generally made by management after review by the Chairman of the Board. The Company's Chief Executive Officer generally prepares materials and agendas for Compensation Committee meetings, attends the meetings and keeps the minutes of the meetings, but is excused from the meetings when his presence is deemed inappropriate by the Compensation Committee. The Chief Executive Officer is not present during voting or deliberations regarding his compensation.

In evaluating proposals regarding compensation, the Compensation Committee relies primarily on its members' review of information from various publications and hired consultants, their extensive experience with compensation practices in other businesses, information included in proxy statements of similar companies with comparable market capitalization and comparable revenues, and its members' subjective review of the reasonableness and fairness of proposed compensation in light of all relevant circumstances.

***Compensation Committee Interlocks and Insider Participation***

No member of the Compensation Committee is or was a former or current officer or employee of the Company or any of its subsidiaries. No member of the Compensation Committee has or had any relationship requiring disclosure by us pursuant to Securities and Exchange Commission rules regarding disclosure of related party transactions.

### *Compensation Committee Report*

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth below under the caption "Compensation Discussion and Analysis" with our management. Based on this review and discussion, our Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

By the Compensation Committee

Maurice E.P. Gunderson
James J. Paulsen

### *Compensation Discussion and Analysis*

*General Compensation Objectives.* The Compensation Committee's overall compensation objectives applicable to our executive officers are to provide a compensation package intended to attract, motivate and retain qualified executives and to provide them with incentives to achieve our annual goals and increase shareholder value. The Compensation Committee reviews these objectives each year and has affirmed this philosophy. The Compensation Committee implements these objectives through salaries, bonuses, equity incentives, a 401(k) plan, a defined benefit plan for our President and Chief Executive Officer and miscellaneous personal benefits. Our objectives and reasons for selecting each of these elements are described below.

Our compensation philosophy is to emphasize compensation that provides executives with incentives to achieve our annual budgeted goals and increase shareholder value. To that end, as described below, we have adopted a bonus plan that is tied directly to achieving particular results, and we award equity incentives designed for executive retention and to provide executives with incentives to increase shareholder value. Each is intended to represent a potentially significant portion of our executives' total compensation. Generally, the annual bonuses we pay are based on a varying percentage of an executive's salary and, as a result, changes in an executive's salary generally change the amount of his or her annual bonus. Equity incentives are generally determined based on the executive's position rather than his or her salary.

*Comparability.* Based on reviews of information from various publications and hired consultants, their extensive experience with compensation practices in other businesses, information included in proxy statements of similar companies with comparable market capitalization and comparable revenues, and its members' subjective review of the reasonableness and fairness of proposed compensation in light of all relevant circumstances, the Compensation Committee has determined that the salaries paid to the Company's executives are in line with the compensation offered by other similarly-situated companies and that the bonus compensation is reasonable. The Compensation Committee has also determined that the total compensation, including equity compensation, paid to the Company's executive officers is reasonable and fair based on the independent information available. The list of companies which we consider to be comparable for purposes of the above analysis, and for which our independent consultants have historically provided benchmark data, are Core Molding Technologies Inc., Fuel Systems Solutions Inc., Hawk Corp., Iteris Inc., Motorcar Parts America Inc., Quantum Fuel Systems Technologies, Strattec Security Corp. and Williams Controls Inc. We believe such companies are generally comparable to our Company in terms of revenue, market capitalization and industry.

*Salaries.* The Compensation Committee's policy is to provide salaries that it believes are necessary to attract and retain qualified executives. In determining its recommendations for executive officer salaries, the Compensation Committee generally relies on the recommendations of its President and Chief Executive Officer and on the Compensation Committee's review of salaries paid to similar officers at comparable companies as described above under "Comparability". The Compensation Committee also considers individual performance, the executive officer's position and experience, the Company's financial resources, the executive officer's existing salary and the salaries of our other officers and employees. On an annual basis, executive salaries are reviewed by the Compensation Committee. Salary increases for executive officers are generally granted after this review. Historically, such increases have been between 3% and 5% and represented a combination of both a cost of living / inflation adjustment and a merit raise. For 2009, the Compensation Committee determined not to increase salaries in connection with the Company's efforts to reduce costs. Because salary increases are generally implemented during the middle of the year rather than at the beginning of the year, the amounts listed under "Salary" in the Summary Compensation Table below are higher for 2009 than for 2008 for most named executives because the 2009 amounts represent a full year of increased salary following the mid-2008 cost of living and merit increases. Because our executives did not receive a salary increase for 2009, we concluded that a regular salary increase, based on the criteria stated above and consistent with the range stated above, was appropriate for 2010. Whether salary increases for 2011 will be granted has not yet been determined.

*Bonuses.* The Compensation Committee's policy is to make a meaningful portion of an executive's compensation contingent on achieving performance targets for the year. For 2008, the Compensation Committee adopted a 2008 Management Incentive Plan that covered all of our executive officers. Such Plan was tied directly to the Company's achievement of particular financial goals. For 2009 and 2010, the Compensation Committee concluded to adopt a different bonus plan (the "New Bonus Plan") that focused on achievement of personal goals. All of our executive officers participated in the New Bonus Plan in 2009 and 2010 except for Lon Bell, who participated in the BSST bonus plan in 2009 and received no bonus in 2010. Dr. Bell retired on December 31, 2010.

The New Bonus Plan was designed to encourage Company employees to operate as entrepreneurial stakeholders and reward them for bringing value to the Company by meeting or exceeding financial and operational objectives. To be eligible to receive an incentive award under the New Bonus Plan, an employee must be employed on the bonus payment date. For 2009 and 2010, the New Bonus Plan implementation was divided into two distinct reporting periods. The first half and the second half of the year. Upon achievement of the applicable criteria for each half, eligible employees are entitled to receive bonuses of a pre-determined amount. The achievement of or failure to achieve the applicable criteria for one half of the year was not used to determine whether the criteria for the other half of the year had been achieved.

The Compensation Committee, working with management, establishes individual performance objectives for each individual participating in the New Bonus Plan. The objectives are broad-ranging and, depending upon the individual's position, included items such as eliminating or reducing specific expenditures, completing engineering objectives, developing new business, streamlining operations, completing other specific projects and other similar types of objectives. None of the individual performance objectives pertain to company-wide financial performance targets. All individual performance targets are subjective and the New Bonus Plan gives the Compensation Committee the right to determine if the pre-determined objectives have been met.

With respect to employees of BSST, a separate bonus plan was established in 2009 by the Compensation Committee that tied payment to achievement of certain technological advancements by BSST during the fiscal year. Those achievements were established by the Compensation Committee with input from management of BSST. For 2010, a separate bonus plan was not established for employees of BSST but instead such employees participated in the New Bonus Plan.

For 2010, the Compensation Committee determined that all of named executive officers achieved their individual, subjective performance objectives and recommended to the Board of Directors that bonuses be paid to each of them. The Board of Directors adopted such recommendation. As a result of Dr. Bell's retirement in December, 2010, he will not receive a bonus with respect to 2010.

The Compensation Committee does not have a formal written policy regarding adjustment of bonus payments if the relevant performance measures or underlying facts upon which they are based are restated or otherwise adjusted in a manner that would materially increase or reduce the size of the incentive payment, but the Compensation Committee concluded that, for 2010, no such restatement or adjustment occurred.

*Equity Incentives.* The Compensation Committee uses the award of stock options to executive officers to retain them and provide a long-term incentive to increase shareholder value. The Compensation Committee's policy is that these equity incentives should be a significant portion of an executive's potential compensation because increasing shareholder value is management's primary objective. In 2009, the Compensation Committee recommended that stock options be awarded to the Company's executive officers and key employees. This decision was made, in part, because many of our executives held options that were fully vested and the Compensation Committee believes that this provides only a limited incentive for our key executives to remain with the Company. Because of the award of new stock options in 2009, the Compensation Committee concluded not to grant new stock options to the Company's executives and key employees in 2010. Whenever stock options are awarded, the Company's policy is to fix the exercise price of the options at the fair market value of the underlying shares on the date of grant. Therefore, such options only provide compensation if the price of the underlying shares increases. As of December 31, 2010, there remained 3,481,101 shares available for grant under the 2006 Equity Incentive Plan. No shares remain available for grant under the 1993 Stock Option Plan or the 1997 Stock Incentive Plan. The Committee does not have a policy of timing option grants in coordination with the release of material non-public information. The Committee generally considers equity incentive grants on an annual basis and at varying times throughout the year, generally based upon recommendations from the Board of Directors that additional equity incentives are appropriate.

The Compensation Committee's policy has been to grant options that vest over a specific period (generally three or four years) to provide an incentive for the recipient to remain with us, to provide a long-term incentive and to lessen the accounting charge for such options (which is generally amortized over the vesting period). We do not have any stock ownership requirements for executive officers or directors; however, each of our executives has a significant number of exercisable options. In addition, the vesting of all of our option and restricted share awards may, upon certain determinations by the Board of Directors, accelerate upon a change in control to provide a greater incentive for all optionees to complete change in control transactions that benefit shareholders by allowing them to participate in the benefits of the transaction regardless of whether their employment will continue. The vested portion of options granted to executives and directors generally remain exercisable after termination of employment until their original expiration date. The Committee's policy is to provide new executives with stock options to attract them to us. The number of options awarded is based on negotiations with new executives, management's recommendations and the Committee's subjective judgment primarily after reviewing the number of options granted to our other executives.

*Defined Benefit Plan.* During 2008, the Compensation Committee recommended a new defined benefit plan benefiting the Company's President and Chief Executive Officer, Daniel R. Coker. Such plan was subsequently approved by the Independent Directors. The defined benefit plan was intended to entice Mr. Coker to maintain employment with the Company for a considerable period of time. Stability and competence at the executive level was a key factor in our decision to recommend such plan. The plan, more fully described in Note 12 of our consolidated financial statements and related financial information indexed on page F-1 of this Report, includes a vesting period that begins on April 1, 2011 and continues for six years. The considerable period of time between adoption of the plan and its full vesting is consistent with our compensation goals of retaining a qualified President and Chief Executive Officer. The plan provides for fifteen annual benefit payments of $300,000 each beginning January 1, 2018. Based on our review of the benefits offered to President and Chief Executive Officers of other similarly-situated companies, and based on our desire to retain the services of Mr. Coker, we believe that the defined benefit plan is fair and reasonable. Other than the defined benefit plan described above, Amerigon does not maintain any post-retirement medical benefits, non-qualified deferred compensation plans or retirement or pension plans, other than our 401(k) Plan, which is available to all of our employees.

*401(k) Plan.* We have adopted a 401(k) plan to provide all eligible employees a means to accumulate retirement savings on a tax-advantaged basis, and our executive officers are eligible to participate in this plan on the same basis as other participants. Participants may defer specified portions of their compensation and (1) we match 50% percent of employee contributions up to a contribution by us equal to 2% percent of the employee's compensation and (2) we may, but are not required to, make additional discretionary contributions. The Compensation Committee has not made any discretionary contribution to the 401(k) Plan since its inception.

*Vacation Pay.* All Company employees are subject to the same vacation pay policy. The number of days of vacation time available to each employee is based on the number of years such employee has worked for the Company. Employees are encouraged to take all of their available vacation time each year, but may carryover any unused vacation time indefinitely. To the extent that an employee has more than 40 hours of accumulated vacation time at any time, he or she may elect to receive a lump sum payment for any portion of such excess hours at his or her then-current rate of pay. In addition, upon an employee's termination of employment with the Company, he or she will receive a lump sum payment for all unused vacation time at his or her then-current rate of pay. Employees that have accumulated vacation in excess of 240 hours on June 30 or December 31 of any year are paid a mandatory lump sum payment equal to such excess at his or her then-current rate of pay.

*Employment and Change in Control Agreements.* The Company's policy, as approved by the Compensation Committee is to not execute formal employment agreements with our executive officers. The Compensation Committee believes that it has been able to attract qualified executives without the need to negotiate and enter into formal agreements.

*Perquisites.* We provide certain of our executive officers with use of a company-owned automobile. Our most important product is the system that heats and cools automobile seats and we believe it is important that our executive officers not only thoroughly understand our product but also present themselves to others as users of our product. We allocate the costs of such automobiles between business and personal use and report the personal use portion as additional compensation paid to the applicable employee. The Company also provides club memberships to our President and Chief Executive Officer. These memberships are used for entertaining current and potential customers and suppliers and other business associates of the Company. They are also used as meeting locations. We allocate the costs of such club memberships between business and personal use and report the personal use portion as additional compensation paid to our President and Chief Executive Officer.

*Special Payments on Restricted Stock Vesting.* The Compensation Committee concluded to make a special one-time bonuses to selected executive officers in 2009 upon the vesting of restricted stock they held. Such executive officers had received restricted stock in prior years and, as a result of the vesting of such restricted stock during 2009, were required to make estimated tax payments in respect of those shares in early 2009. Because no bonus was paid to this group of executive officers during 2008, the Compensation Committee determined it was appropriate to assist such officers in the payment of their estimated tax obligations by granting them one-time special bonus payment. The Compensation Committee considered these special one-time bonuses when they established the amount of bonus to be paid to such executive officers for 2009 under the New Bonus Plan.

*Section 162(m) Policy.* The Compensation Committee reserves the right to pay compensation to Company executives in amounts it deems appropriate regardless of whether such compensation is deductible for federal income tax purposes. The Committee believes providing the compensation it deems appropriate is more important to the Company than the potential loss of related compensation deductions, especially in light of the Company's net operating loss carryforwards, the non-cash nature of deductions available upon the exercise of stock options, and the current levels of its base salaries and bonuses. To date, Section 162(m) has not prevented us from deducting compensation paid to our executive officers.

*Summary Compensation Table*

The following table sets forth compensation information for 2010, 2009 and 2008 for the following "Named Executive Officers": (1) our Chief Executive Officer (CEO), (2) our Chief Financial Officer (CFO), (3) our three most highly compensated executive officers other than our CEO and our CFO who were serving as executive officers at the end of 2010 and (4) Dr. Lon E. Bell, who was not serving as an executive officer at the end of 2010 but would have been one of our three most highly compensated executive officers other than our CEO and CFO under (3) above but for the fact that he was not serving as an executive officer at the end of 2010.

| Name and Principal Position | Year | Salary ($)(c) | Option Awards ($)(d) | Non-Equity Incentive Plan Compensation ($)(e) | Changes in Non-qualified Deferred Compen-sation Earnings ($)(f) | All Other Compen-sation ($)(g) | Total ($) |
|---|---|---|---|---|---|---|---|
| Daniel R. Coker, | 2010 | $308,672 | $ — | $300,000 | $228,000 | $ 21,592 | $858,264 |
| President and Chief Executive | 2009 | 291,200 | 156,450 | 195,000 | 202,000 | 33,216 | 877,866 |
| Officer | 2008 | 285,600 | 313,050 | — | 142,000 | 34,663 | 775,313 |
| Lon E. Bell, | 2010 | $233,100 | $ — | $ 35,000 | $ — | $187,705(a) | $455,805 |
| Former President of BSST LLC(a) | 2009 | 222,000 | 104,300 | 78,000 | — | 11,394 | 415,694 |
| | 2008 | 222,000 | 203,483 | 46,000 | — | 13,432 | 484,915 |
| James L. Mertes, | 2010 | $200,122 | $ — | $100,000 | $ — | $ 19,336 | $319,458 |
| Vice President of Quality and | 2009 | 194,293 | 52,150 | 85,000 | — | 27,662 | 359,105 |
| Operations | 2008 | 191,463 | 109,568 | – | — | 17,781 | 318,812 |
| Daniel J. Pace, | 2010 | $195,961 | $ — | $120,000 | $ — | $ 10,480 | $326,441 |
| Vice President of Sales and | 2009 | 188,424 | 52,150 | 85,000 | — | 11,889 | 337,463 |
| Marketing | 2008 | 185,680 | 109,568 | – | — | 11,262 | 306,510 |
| Barry G. Steele, | 2010 | $204,168 | $ — | $135,000 | $ — | $ 19,853 | $359,021 |
| Vice President of Finance, Chief | 2009 | 192,611 | 52,150 | 115,000 | — | 25,517 | 385,278 |
| Financial Officer, Secretary and | 2008 | 188,025 | 109,568 | — | — | 13,502 | 311,095 |
| Treasurer | | | | | | | |
| Stephen C. Davis, | 2010 | $208,000 | $ — | $110,000 | $ — | $ 9,475 | $362,148 |
| Vice-President of Engineering and | | | | | | | |
| Product Development(b) | | | | | | | |

(a) Dr. Bell retired on December 31, 2010. In connection with his retirement, the Company agreed to pay Dr. Bell a termination of service payment equal to $174,825. Also, see Item 13, Certain Relationships and Related Transactions and Director Independence, for a description of the transactions between the Company and Dr. Bell pursuant to which the Company purchased Dr. Bell's interest in BSST, LLC and his reversionary rights in certain intellectual property.

(b) Mr. Davis was named an executive officer in May, 2010; however, the amounts shown represent his compensation for all of 2010.

(c) During 2008, 2009 and 2010, none of the Named Executive Officers earned a non-equity bonus that was not based on the achievement of a pre-established performance target. Bonuses earned that were tied to pre-established performance targets are reported under the column entitled "Non-Equity Incentive Plan Compensation."

(d) The dollar amount shown is based on the grant date fair market value of the options awarded during the applicable year as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (formerly SFAS 123R). For a full description of all of the assumptions made in the valuation of option awards, see Note 6 of our consolidated financial statements and related financial information indexed on page F-1 of this Report.

(e) See "Compensation Discussion and Analysis—Bonuses" for a description of non-equity incentive plan compensation for executive officers under our incentive bonus plan. Amounts shown for 2008 were awarded to the applicable executive based on 2008 financial results, but were not paid until 2009. The amounts shown for 2009 were awarded to the applicable executive based on 2009 service; however but a portion of such amounts was not paid until 2010. The amounts shown for 2010 were awarded to the applicable executive based on 2010 service; however but a portion of such amounts was not paid until 2011.

(f) On August 8, 2008, the Company established The Executive Nonqualified Defined Benefit Plan of Amerigon Incorporated (the "Defined Benefit Plan") with an effective date of April 1, 2008. Daniel Coker, the Company's President and Chief Executive Officer, is expected to be the only participant in the Defined Benefit Plan which will, if fully vested, provide for fifteen annual retirement benefit payments of $300,000 each beginning January 1, 2018. Mr. Coker will become entitled to receive such retirement benefit payments, or a portion thereof, through his continuous service to the Company as follows: Mr. Coker will become proportionally vested in the benefit over a six year period starting on April 1, 2011. The Company has also established a corporate-owned life insurance policy ("COLI") on the life of Oscar Marx III, the Chairman of the Company's Board of Directors. The COLI is held by a trust established for payment of benefits under the Defined Benefit Plan. We have accounted for the Defined Benefit Plan in accordance with Statement of Financial Accounting Standard No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plan" which requires that the Company record a projected benefit obligation representing the present value of future plan benefits when earned by the participant. As of December 31, 2010, the recorded projected benefit obligation was $688,000. For a full description of all of the assumptions made in the valuation of the projected benefit obligation under the Defined Benefit Plan, see Note 12 of our consolidated financial statements and related financial information indexed on page F-1 of this Report.

(g) See "Compensation Discussion and Analysis—Perquisites", "Compensation Discussion and Analysis—Vacation Pay" and "Compensation Discussion and Analysis—Special Payments on Restricted Stock Vesting" for a description of other compensation paid to executive officers. The amounts shown include payments by the Company for (i) unused vacation time off, (ii) 401(k) matching contributions paid by the Company for the benefit of the Named Executive Officer, (iii) automobiles used by the Named Executive Officers, (iv) club memberships used by Mr. Coker and (v) amounts paid upon vesting of restricted stock to enable employees to make his estimated tax payments on the compensation income associated with such vesting event. With respect to (iii) and (iv), the Company has only disclosed the portion of such items determined to be related to the Named Executive Officer's personal use. In addition to the foregoing, the column "All Other Compensation" includes the severance payment made to Dr. Bell referred to in footnote (a) above.

### *Grants of Plan Based Awards*

The following table sets forth information concerning each grant of an award made during 2010 to each of our Named Executive Officers.

| Name | Payouts Under Non-Equity Incentive Plan Awards(a) |
|---|---|
| Daniel R. Coker | $300,000 |
| Lon E. Bell | $ 35,000 |
| James L. Mertes | $100,000 |
| Daniel J. Pace | $120,000 |
| Barry G. Steele | $135,000 |
| Stephen C. Davis | $110,000 |

(a) See "Compensation Discussion and Analysis—Bonuses" for a description of incentive plan compensation for executive officers under our incentive bonus plan. For the purposes of this table, the cash amount shown under "Payouts Under Non-Equity Incentive Plan Awards" is the actual cash bonus the named executive officer received for his performance for 2010, a portion of which was paid in 2011. The Compensation Committee did not modify or waive any of the criteria applied to determine if the incentive plan award show above was earned. For an explanation of the amount of salary and non-equity incentive plan awards in proportion to total compensation, see "Compensation Discussion and Analysis – General Compensation Objectives".

### *Outstanding Equity Awards at Fiscal Year End*

The following table sets forth information concerning unexercised options for each of the Named Executive Officers as of December 31, 2010.

| | Option Awards | | | | |
|---|---|---|---|---|---|
| | | Number of Securities Underlying Unexercised Options (#) | | | |
| Name | Grant Date | Exercisable | Unexercisable | Option Exercise Price ($) | Option Expiration Date |
| Daniel R. Coker | 12/29/2006(b) | 75,000 | — | $9.66 | 12/29/2016 |
| | 7/23/2008(c) | 66,667 | 33,333 | 8.02 | 7/23/2018 |
| | 3/11/2009(d) | 50,000 | 100,000 | 2.62 | 3/11/2019 |
| Lon E. Bell | 1/28/2004(a) | 10,000 | — | 4.40 | 1/28/2014 |
| | 12/29/2006(b) | 50,000 | — | 9.66 | 12/29/2016 |
| | 7/23/2008(c) | 43,000 | 21,667 | 8.02 | 7/23/2018 |
| | 3/11/2009(d) | 33,334 | 66,666 | 2.62 | 3/11/2019 |
| James L. Mertes | 9/10/2002(b) | 30,000 | — | 1.48 | 9/10/2012 |
| | 5/19/2004(b) | 30,000 | — | 4.90 | 5/19/2014 |
| | 12/29/2006(b) | 18,000 | — | 9.66 | 12/29/2016 |
| | 7/23/2008(c) | 23,333 | 11,667 | 8.02 | 7/23/2018 |
| | 3/11/2009(d) | 16,666 | 33,334 | 2.62 | 3/11/2019 |
| Daniel J. Pace | 7/23/2008(c) | — | 11,667 | 8.02 | 7/23/2018 |
| | 3/11/2009(d) | — | 33,334 | 2.62 | 3/11/2019 |
| Barry G. Steele | 10/11/2004(b) | 10,800 | — | 3.50 | 10/11/2014 |
| | 12/29/2006(b) | 24,000 | — | 9.66 | 12/29/2016 |
| | 7/23/2008(c) | 23,333 | 11,667 | 8.02 | 7/23/2018 |
| | 3/11/2009(d) | 16,666 | 33,334 | 2.62 | 3/11/2019 |
| Stephen C. Davis | 2/20/2009(e) | — | 75,000 | 3.75 | 2/20/2019 |

(a) The option was exercisable on the date of grant.
(b) The option is subject to a vesting schedule in which the underlying shares are available for purchase in four equal installments: the first available on the grant date and the second, third and fourth installments available on the first, second and third anniversary of the grant date.
(c) The option is subject to a vesting schedule in which the underlying shares are available for purchase in three equal installments on June 30, 2009, June 30, 2010 and June 30, 2011.
(d) The option is subject to a vesting schedule in which the underlying shares are available for purchase in three equal installments on the first, second and third anniversary of the grant date.
(e) The option is subject to a vesting schedule in which the underlying shares are available for purchase in four equal installments on the first, second, third and fourth anniversary of the grant date.

### *Employment Agreements*

No Named Executive Officer is a party to an employment agreement with the Company. However, Dr. Bell has entered into a consulting agreement with the Company that was effective immediately following his retirement on December 31, 2010 and continues for one year. Under such consulting agreement, Dr. Bell is entitled to $50,000 in service fees and has agreed to provide certain technological and development services to the Company.

*Option Exercises and Stock Vested*

The following table represents (1) options that were exercised in 2010 by Named Executive Officers of the Company and (2) restricted stock held by Named Executive Officers of the Company that vested during 2010:

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized On Exercise ($)(a) | Number of Shares Acquired on Vesting (#)(b) | Value Realized On Vesting ($)(c) |
| Daniel R. Coker | 22,300(d) | $137,691 | 3,466 | $38,126 |
| | 37,700(e) | 244,791 | | |
| Lon E. Bell | 10,000(f) | 87,000 | — | — |
| James L. Mertes | — | — | 1,224 | 13,464 |
| Daniel J. Pace | 30,000(g) | 187,871 | — | — |
| | 18,000(h) | 27,043 | | |
| | 23,333(i) | 73,321 | | |
| | 16,666(j) | 142,367 | | |
| Barry G. Steele | 10,000(k) | 57,458 | 1,530 | 16,830 |
| | 10,000(l) | 74,646 | | |
| | 10,000(m) | 75,745 | | |
| | 6,100(n) | 45,775 | | |
| | 3,100(o) | 23,294 | | |
| Stephen C. Davis | 25,000(p) | 161,210 | — | — |

(a) The "Value Realized on Exercise" is equal to the difference between the market price of the underlying Common Stock on the date of exercise and the exercise price of the options.
(b) The shares listed became vested on March 6, 2010.
(c) The "Value Realized on Vesting" is equal to the number of shares that vested multiplied by the market value of such shares of Common Stock on the date of vesting.
(d) These options were exercised on November 3, 2010 at an exercise price of $4.90 per share.
(e) These options were exercised on November 4, 2010 at an exercise price of $4.90 per share.
(f) These options were exercised on December 17, 2010 at an exercise price of $2.20 per share.
(g) These options were exercised on November 2, 2010 at an exercise price of $4.90 per share.
(h) These options were exercised on November 2, 2010 at an exercise price of $9.66 per share.
(i) These options were exercised on November 2, 2010 at an exercise price of $8.02 per share.
(j) These options were exercised on November 2, 2010 at an exercise price of $2.62 per share.
(k) These options were exercised on February 11, 2010 at an exercise price of $3.50 per share.
(l) These options were exercised on March 5, 2010 at an exercise price of $3.50 per share.
(m) These options were exercised on November 24, 2010 at an exercise price of $3.50 per share.
(n) These options were exercised on December 10, 2010 at an exercise price of $3.50 per share.
(o) These options were exercised on December 13, 2010 at an exercise price of $3.50 per share.
(p) These options were exercised on March 4, 2010 at an exercise price of $3.75 per share.

*Pension Benefits*

The following table sets forth information concerning the Company's defined benefit plan:

| Name | Plan Name | Number of Years of Credited Service (#)(a) | Present Value of Accumulated Benefit ($)(b) | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| Daniel R. Coker | The Executive Nonqualified Defined Benefit Plan of Amerigon Incorporated | — | $688,000 | $— |

(a) Mr. Coker will become entitled to receive benefits under The Executive Nonqualified Defined Benefit Plan of Amerigon Incorporated (the "Defined Benefit Plan") through his continuous service to the Company as follows: Mr. Coker will become proportionally vested in the benefit over a six year period starting on April 1, 2011. If fully vested, the Defined Benefit Plan provides for fifteen annual retirement benefit payments to Mr. Coker of $300,000 each beginning January 1, 2018.

(b) Amount represents the present value of future benefits under the Defined Benefit Plan through December 31, 2010. For a full description of all of the assumptions made in the valuation of the projected benefit obligation under the Defined Benefit Plan, see Note 12 of our consolidated financial statements and related financial information indexed on page F-1 of this Report.

*Potential Payments Upon Termination or Change in Controls*

Under the terms of the Company's 2006 Equity Incentive Plan, 1997 Stock Incentive Plan and 1993 Stock Option Plan, the occurrence of a "change in control" of the Company, as such term is defined in each plan, may result under certain circumstances in immediate vesting of the unvested options issued under each plan. Under the terms of each plan, the Board of Directors, acting as the committee administering each plan, has discretion in determining the consequences of such change in control.

If, upon a change in control, the Board of Directors were to determine that all restrictions with respect to restricted stock awards would terminate and all unvested stock options would vest, the Named Executive Officers would receive the following benefits, assuming such event occurred effective December 31, 2010:

| | Securities Underlying Unvested Options | | |
|---|---|---|---|
| Name | Number of Securities | Option Exercise Price | Estimated Value of Payments upon a Change in Control(a) |
| Daniel R. Coker | 33,333 | $8.02 | $ 95,332 |
| | 100,000 | 2.62 | 826,000 |
| Lon E. Bell | 21,667 | 8.02 | 61,968 |
| | 66,666 | 2.62 | 550,661 |
| James L. Mertes | 11,667 | 8.02 | 33,368 |
| | 33,334 | 2.62 | 275,339 |
| Steve C. Davis | 75,000 | 3.75 | 534,750 |
| Daniel J. Pace | 11,667 | 8.02 | 33,368 |
| | 33,334 | 2.62 | 275,339 |
| Barry G. Steele | 11,667 | 8.02 | 33,368 |
| | 33,334 | 2.62 | 275,339 |

(a) The values shown are based on the following assumption: that the benefit of acceleration of the vesting of options equals the difference between the closing sales price of our common shares on December 31, 2010 and the exercise price of the unvested options multiplied by the number of common shares underlying the unvested options held by the executive at December 31, 2010; provided, however, that negative amounts are treated as having zero value.

Excluding the foregoing, there are no agreements between the Company and any of its employees by which the resignation, retirement or termination of an employee, including as the result of a change in control of the Company, results in payments or other compensation owing to such employee.

*Compensation of Directors*

Non-employee directors receive the following compensation as consideration for their service in their capacity as directors, in addition to reimbursement for out-of-pocket expenses incurred in attending Board of Directors and committee meetings:

- an annual fee of $10,000 ($50,000 for the Chairman of the Board);
- $2,000 for Board of Director meetings they attend;
- $1,000 for committee meetings they attend; and
- pursuant to the Company's 2006 Equity Incentive Plan, options to purchase 10,000 shares of Company Common Stock on the first business day of each calendar year, if they were a director on such date, or, if applicable, on the first date they first became a director, at an exercise price equal to the fair market value of such shares on the date of grant. These options are not exercisable until the first anniversary of the date of grant, conditioned upon such director remaining a director through such first anniversary, and expire on the tenth anniversary of the date of grant.

Employee directors do not receive any additional compensation in recognition for their service as a director of the Company.

The following table sets forth information concerning the compensation paid to our directors during 2010:

| Name(a) | Fees Earned or Paid in Cash ($) | Options Awards ($)(b) | Total ($) |
|---|---|---|---|
| Francois J. Castaing | $35,000 | $37,758 | $ 72,758 |
| John M. Devine | 35,000 | 37,758 | 72,758 |
| Maurice E.P. Gunderson | 34,000 | 37,758 | 71,758 |
| Oscar B. Marx, III | 75,000 | 37,758 | 112,758 |
| James J. Paulsen | 35,000 | 37,758 | 72,758 |

(a) Directors Daniel R. Coker and Lon E. Bell are named executive officers in the Summary Compensation Table above and, because they were executive officers during 2010, they receive no additional compensation for their service as a director.

(b) The option awards listed were granted on January 3, 2010 and, as described above, consist of options to purchase 10,000 shares of Company Common Stock each. The dollar amount shown is based on the grant date fair market value of such options as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (formerly SFAS 123R). For a full description of all of the assumptions made in the valuation of such option awards, see Note 6 of our consolidated financial statements and related financial information indexed on page F-1 of this Report. The aggregate number of option awards outstanding, both exercisable and non-exercisable, as of December 31, 2010 for each of the directors included in this table are as follows: Mr. Castaing – 10,000, Mr. Devine – 10,000, Mr. Gunderson – 10,000, Mr. Marx – 10,000, and Mr. Paulsen – 10,000.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

*Equity Compensation Plans*

See Item 5 for information with respect to compensation plans under which equity securities of the registrant are authorized for issuance.

*Beneficial Ownership of Significant Shareholders*

The table below sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of February 16, 2011 (except that, as noted below, certain information is based on Schedule 13G reports filed by the beneficial owner as of a date prior to February 16, 2011) by each person known to us to be a beneficial owner of more than 5% of the outstanding Common Stock. Beneficial ownership includes any shares which a person has the right to acquire within 60 days after the date of calculation, including shares that may be purchased by the exercise of stock options or the exercise of warrants to purchase stock. The "percent of class" calculation for each person is based on this inclusive definition of beneficial ownership. Except as expressly noted, each person listed has sole voting power and investment power with respect to all shares of capital stock listed as beneficially owned by such person.

| | Common Stock | |
|---|---|---|
| **Beneficial Owner** | **Amount and Nature of Beneficial Ownership** | **Percent of Class** |
| William Blair & Company, L.L.C<br>222 W. Adams<br>Chicago, Illinois 60606 | 1,712,210(a) | 7.8% |
| Arbor Capital Management, LLC<br>One Financial Plaza<br>120 South Sixth Street, Suite 1000<br>Minneapolis, Minnesota 55402 | 1,581,900(b) | 7.2% |
| Disciplined Growth Investors, Inc<br>100 South Fifth Street, Suite 2100<br>Minneapolis, Minnesota 55402 | 1,241,386(c) | 5.6% |
| BlackRock, Inc<br>40 East 52nd Street<br>New York, New York 10022 | 1,240,234(d) | 5.6% |

(a) Based on Schedule 13G filed with the Securities and Exchange Commission on February 8, 2011 by William Blair & Company, L.L.C.

(b) Based on Schedule 13G filed with the Securities and Exchange Commission on February 1, 2011 by Arbor Capital Management, LLC and Rick D. Leggott. Arbor Capital Management, LLC is an investment adviser. Mr. Leggott joined in this Schedule 13G and reported beneficial ownership of the same securities beneficially owned by Arbor Capital Management, LLC because, as a result of his position with, and stock ownership in, Arbor Capital Management, LLC, Mr. Leggott could be deemed to have voting and/or dispositive power with respect to the shares beneficially owned by Arbor Capital Management, LLC. According to this Schedule 13G, Arbor Capital Management, LLC and Mr. Leggott share voting power granted by Arbor Capital Management, LLC's clients over 1,220,300 shares of the Company's common stock and share dispositive power granted by its clients over 1,581,900 shares of the Company's common stock.

(c) As of February 16, 2011, Disciplined Growth Investors, Inc. has not filed a Schedule 13G for the year ended December 31, 2010. Based on a Form 13F that Disciplined Growth Investors, Inc. filed with the Securities and Exchange Commission on February 15, 2010, we have reason to believe that Disciplined Growth Investors, Inc. beneficially owns 1,241,386 shares of our common stock. According to this Form 13F, Disciplined Growth Investors, Inc. has investment discretion over 1,241,386 shares of our common stock, but voting power over only 1,145,686 shares of our common stock.

(d) Based on Schedule 13G filed with the Securities and Exchange Commission on February 2, 2011 by BlackRock, Inc. In this Schedule 13G, the following entities were identified as subsidiaries which acquired the security being reported on by the parent holding company or control person: BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Advisors, LLC and BlackRock Investment Management, LLC.

*Beneficial Ownership of Directors and Executive Officers*

The table below sets forth certain information regarding the beneficial ownership of the Company's common stock as of February 16, 2011 by each director, each Named Executive Officer (see Item 11 for description of individuals included in this group), and all of the directors and executive officers as a group. Beneficial ownership includes any shares which a person has the right to acquire within 60 days after the date of calculation, including shares that may be purchased by the exercise of stock options. The "percent of class" calculation for each person is based on this inclusive definition of beneficial ownership. Each person listed has sole voting power and investment power with respect to all shares of Common Stock listed as beneficially owned by such person.

| | Common Stock | | |
|---|---|---|---|
| | Amount and Nature of Beneficial Ownership | | |
| Directors and Executive Officers | Shares | Stock Options(a) | Percent of Class |
| Francois J. Castaing (Director) | — | 35,000 | * |
| John M. Devine (Director) | — | 30,000 | * |
| Maurice E.P. Gunderson (Director) | — | 40,000 | * |
| Oscar B. Marx, III (Director) | 723,262 | 40,000 | 3.5% |
| James J. Paulsen (Director) | — | 70,000 | * |
| Daniel R. Coker (Director, President and CEO) | 25,642 | 241,667 | * |
| Lon E. Bell, Ph.D. (Director, Former President, BSST LLC) | 106,885 | 170,000 | * |
| James L. Mertes (Vice President of Quality and Operations) | 15,530 | 134,665 | * |
| Daniel J. Pace (Vice President of Sales and Marketing) | 27,935 | 16,666 | * |
| Barry G. Steele (Vice President of Finance, Chief Financial Officer, Treasurer and Secretary) | 10,201 | 91,465 | * |
| Stephen C. Davis (Vice-President of Engineering and Product Development) | — | 25,000 | |
| All executive officers and directors as a group (11 persons), including the above individuals | 909,455 | 894,463 | 7.9% |

* Less than 1%.

(a) In accordance with the rules of the Securities and Exchange Commission, the amounts listed include the number of shares of common stock purchasable pursuant to options that are either currently exercisable or exercisable within 60 days of February 16, 2011.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

*Review, Approval or Ratification of Transactions with Related Persons*

Our Board of Directors has adopted, by written board resolution, a policy with respect to proposed related party transactions. In general, it is Amerigon's policy to submit all proposed related party transactions (those that may require disclosure under Regulation S-K, Item 404) to the Independent Directors for approval. Only those related party transactions approved by the Independent Directors will be consummated. The policy instructs the Independent Directors only to approve those transactions that are on terms comparable to, or more beneficial to us than, those that could be obtained in arm's length dealings with an unrelated third party. If an Independent Director has any interest in a related party transaction presented to the Independent Directors for approval, such director is required to abstain from the vote to approve or not approve the transaction. Examples of related party transactions covered by our policy are transactions in which any of the following individuals has or will have a direct or indirect material interest: any of our directors or executive officers, any person who is known to us to be the beneficial owner of more than five percent of our Common Stock, and any immediate family member of one of our directors or executive officers or person known to us to be the beneficial owner of more than five percent of our Common Stock. Transactions that involve all salaried employees generally are not covered by our approval policy. Our policy also requires that all related party transactions be disclosed in our filings with the SEC to the extent required by the SEC's rules, and that they be disclosed to the full Board of Directors.

***Transactions with Related Persons During 2010***

During 2009, the Company the following transaction was specifically approved by the Independent Directors pursuant to the above-described related party transaction approval policy but was exempt from disclosure under Regulation S-K, Item 404 because it did not meet the dollar threshold set forth therein: Oscar B. Marx's son, John Marx, was hired as an employee of the Company in a sales position. The Independent Directors, excluding Oscar B. Marx, reviewed and approved the engagement of John Marx. In 2010, total compensation paid to John Marx was approximately $210,000 in cash compensation and was granted 40,000 options to purchase common stock and is hereby disclosed as a transaction with a related person under Regulation S-K, Item 404.

Effective as of December 31, 2010, the Company purchased Dr. Bell's remaining interest in BSST, representing 15% of the total outstanding membership interests in BSST, for a purchase price of $873,532. In connection with such purchase, the Company acquired from Dr. Bell of the reversionary rights he held to certain intellectual property being used by BSST for a purchase price of $2,505,972. The Independent Directors reviewed and approved these transactions with Dr. Bell.

***Director Independence***

Upon consideration of the criteria and requirements regarding director independence set forth in rules promulgated by The Nasdaq Stock Market, Inc. ("Nasdaq"), the Board of Directors has determined that a majority of the members of the Board of Directors are "independent directors" as such term is defined in Nasdaq listing requirements. Specifically, the Board of Directors has determined that Messrs. Castaing, Devine, Gunderson, Marx and Paulsen each meet such criteria and requirements. The foregoing directors are sometimes referred to herein as the "Independent Directors."

In making the determination described above concerning the independence of Mr. Marx, the Board of Directors took into consideration that Mr. Marx's son is a current employee, but not an officer, of the Company in a sales position. After considering all relevant facts concerning the Company's employment of Mr. Marx's son, the Board of Directors, excluding Mr. Marx for such purpose, concluded that such employment does not interfere with Mr. Marx's ability to exercise independent judgment and that Mr. Marx otherwise meets the criteria and requirements regarding director independence set forth in the rules promulgated by Nasdaq. Mr. Marx did not participate in the deliberations held by the Board of Directors concerning his independence.

Under Nasdaq listing requirements, listed companies must have audit committees comprised of at least three members who meet a heightened standard of independence. Upon consideration of the criteria and requirements regarding such heightened standard of independence, the Board of Directors has determined that all three current members of the Audit Committee, Messrs. Castaing, Devine and Marx, currently meet such criteria and requirements and are "independent" for such purposes.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

It is the Audit Committee's policy and practice to review and approve in advance all services, audit and non-audit, to be rendered by the Company's independent auditor. The Audit Committee does not delegate this responsibility or any other committee function to Company management. Fees billed by Grant Thornton LLP for 2010 and 2009 (in thousands), all which were approved by the Audit Committee in accordance with its established policies and procedures, were as follows:

| | 2010 | 2009 |
|---|---|---|
| Audit Fees | $215 | $209 |
| Audit-Related Fees | 5 | — |
| Tax Fees | — | — |
| All Other Fees | 6 | 6 |
| | $226 | $215 |

The Company's independent auditor does not generally provide tax compliance, tax advice and tax planning services to the Company. A separate firm has been engaged by the Company to provide such services.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements.

The following financial statements of the Company and report of independent accountants are included in Item 8 of this Annual Report:



2. Financial Statement Schedule.

The following Schedule to Financial Statements is included herein:

Schedule II—Valuation and Qualifying Accounts.

3. Exhibits.

The exhibits to this Report are as follows:

| Exhibit Number | Description |
|---|---|
| 3.1.1 | Articles of Incorporation(1) |
| 3.1.2 | Plan of Merger dated March 23, 2005 by which the Articles of Incorporation were amended effective as of May 20, 2005(1) |
| 3.1.3 | Certified Resolution of the Board of Directors of the Company Establishing and Designating the Relative Rights and Preferences of Series B Stock filed as an Amendment to the Articles of Incorporation(13) |
| 3.2.1 | Bylaws of the Company(1) |
| 3.2.2 | First Amendment to Bylaws of the Company(9) |
| 4.1 | Rights Agreement dated January 26, 2009 by and between the Company and Computershare Trust Company, N.A., as Rights Agent(13) |
| 10.1* | 1993 Stock Option Plan(2) |
| 10.2.1* | Amended and Restated 1997 Stock Incentive Plan(3) |
| 10.2.2* | First Amendment to Amended and Restated 1997 Stock Incentive Plan(1) |
| 10.2.3* | Second Amendment to Amended and Restated 1997 Stock Incentive Plan(1) |
| 10.3.1* | 2006 Equity Incentive Plan(7) |
| 10.3.2* | Amendment to 2006 Equity Incentive Plan(8) |
| 10.3.3* | Second Amendment to 2006 Equity Incentive Plan(9) |
| 10.3.4* | Third Amendment to 2006 Equity Incentive Plan(14) |
| 10.4.1 | Option and License Agreement dated as of November 2, 1992 between the Company and Feher Design, Inc.(2) |

| Exhibit Number | Description |
|---|---|
| 10.4.2 | Amendment to Option and License Agreement between the Company and Feher Design dated September 1, 1997(4) |
| 10.5 | Manufacturing and Supply Agreement between the Company and Ferrotec Corporation dated March 28, 2001(5) |
| 10.6 | Revenue Sharing Agreement between BSST LLC and Dr. Lon E. Bell dated September 4, 2000(6) |
| 10.6.1 | First Amendment to Revenue Sharing Agreement between BSST LLC and Dr. Lon E. Bell |
| 10.7.1 | Amended and Restated Credit Agreement between Amerigon Incorporated and Comerica Bank dated as of October 28, 2005(10) |
| 10.7.2 | First Amendment, dated as of February 6, 2008, to the Amended and Restated Credit Agreement between Amerigon Incorporated and Comerica Bank(11) |
| 10.7.3 | Second Amendment, dated as of April 30, 2008, to the Amended and Restated Credit Agreement between Amerigon Incorporated and Comerica Bank(11) |
| 10.7.4 | Third Amendment, dated as of October 7, 2008, to the Amended and Restated Credit Agreement between Amerigon Incorporated and Comerica Bank(16) |
| 10.7.5 | Fourth Amendment, dated as of August 6, 2009, to the Amended and Restated Credit Agreement between Amerigon Incorporated and Comerica Bank(15) |
| 10.7.6 | Fifth Amendment, dated as of September 3, 2009, to the Amended and Restated Credit Agreement between Amerigon Incorporated and Comerica Bank(16) |
| 10.7.7 | Sixth Amendment, dated as of February 9, 2010, to the Amended and Restated Credit Agreement between Amerigon Incorporated and Comerica Bank(17) |
| 10.7.7 | Seventh Amendment, dated as of October 27, 2010, to the Amended and Restated Credit Agreement between Amerigon Incorporated and Comerica Bank(18) |
| 10.8 | Guaranty of BSST LLC in favor of Comerica Bank dated as of April 30, 2008(11) |
| 10.9 | Security Agreement (All Assets) by Amerigon Incorporated in favor of Comerica Bank dated as of October 28, 2005(10) |
| 10.10 | Patent and Trademark Security Agreement by Amerigon Incorporated in favor of Comerica Bank dated as of October 28, 2005(10) |
| 10.11 | Security Agreement (All Assets) by BSST LLC in favor of Comerica Bank dated as of November 14, 2002(10) |
| 10.12 | Patent and Trademark Security Agreement by Amerigon Incorporated in favor of Comerica Bank dated as of November 14, 2002 (10) |
| 10.13 * | The Executive Nonqualified Defined Benefit Plan of Amerigon Incorporated effective as of April 1, 2008(12) |
| 21 | List of Subsidiaries |
| 23.1 | Consent of Grant Thornton LLP |
| 31.1 | Certification of Chief Executive Officer Required by Rule 13a-14(a)/15d-14(a) |
| 31.2 | Certification of Chief Financial Officer Required by Rule 13a-14(a)/15d-14(a) |
| 32.1 | Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2 | Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

* Indicates management contract or compensatory plan or arrangement.

(1) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed May 25, 2005 and incorporated herein by reference.

(2) Previously filed as an exhibit to the Company's Registration Statement on Form SB-2, as amended, File No. 33-61702-LA, and incorporated by reference.
(3) Previously filed as an exhibit to the Company's Definitive Proxy Statement on Schedule 14A with respect to the Company's 2001 Annual Meeting of Stockholders and incorporated herein by reference.
(4) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 1997 and incorporated herein by reference.
(5) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2001 and incorporated herein by reference.
(6) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001 and incorporated herein by reference.
(7) Previously filed as an exhibit to the Company's Definitive Proxy Statement on Schedule 14A with respect to the Company's 2006 Annual Meeting of Stockholders and incorporated herein by reference
(8) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2006 and incorporated herein by reference.
(9) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed March 20, 2007 and incorporated herein by reference.
(10) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed November 1, 2005 and incorporated herein by reference.
(11) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed May 2, 2008 and incorporated herein by reference.
(12) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed August 11, 2008 and incorporated herein by reference.
(13) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed January 27, 2009 and incorporated herein by reference.
(14) Previously filed as an exhibit to the Company's Definitive Proxy Statement on Schedule 14A with respect to the Company's 2009 Annual Meeting of Stockholders and incorporated herein by reference.
(15) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed August 10, 2009 and incorporated herein by reference.
(16) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed November 9, 2009 and incorporated herein by reference.
(17) Previously filed as an exhibit to the Company's Annual Report on Form 10-K filed February 19, 2010 and incorporated herein by reference.
(18) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed October 28, 2010 and incorporated herein by reference.

[THIS PAGE INTENTIONALLY LEFT BLANK]

## INDEX TO FINANCIAL STATEMENTS

## AMERIGON INCORPORATED

## CONSOLIDATED BALANCE SHEETS

**(In thousands, except share data)**

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash & cash equivalents | $ 26,584 | $ 21,677 |
| Short-term investments | 9,761 | 6,704 |
| Accounts receivable, less allowance of $545 and $292, respectively | 18,940 | 15,073 |
| Inventory | 6,825 | 2,541 |
| Deferred income tax assets | 4,905 | 927 |
| Prepaid expenses and other assets | 1,421 | 780 |
| Total current assets | 68,436 | 47,702 |
| Equity investment | — | 22 |
| Property and equipment, net | 4,197 | 3,271 |
| Patent costs, net of accumulated amortization of $706 and $490, respectively | 4,653 | 3,727 |
| Deferred income tax assets | 1,279 | 7,133 |
| Other non-current assets | 857 | 527 |
| Total assets | $ 79,422 | $ 62,382 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts payable | $ 15,275 | $ 10,222 |
| Accrued liabilities | 5,872 | 3,738 |
| Deferred manufacturing agreement—current portion | 50 | 200 |
| Total current liabilities | 21,197 | 14,160 |
| Pension benefit obligation | 688 | 377 |
| Deferred manufacturing agreement—long term portion | — | 50 |
| Total liabilities | 21,885 | 14,587 |
| Shareholders' equity: | | |
| Common Stock: | | |
| No par value; 30,000,000 shares authorized, 22,037,446 and 21,486,309 issued and outstanding at December 31, 2010 and 2009, respectively | 65,148 | 61,971 |
| Paid-in capital | 20,128 | 23,986 |
| Accumulated other comprehensive income | 93 | 59 |
| Accumulated deficit | (27,832) | (37,782) |
| Total Amerigon Incorporated shareholders' equity | 57,537 | 48,234 |
| Non-controlling interest | — | (439) |
| Total shareholders' equity | 57,537 | 47,795 |
| Total liabilities and shareholders' equity | $ 79,422 | $ 62,382 |

The accompanying notes are an integral part of these financial statements

**AMERIGON INCORPORATED**

**CONSOLIDATED STATEMENTS OF INCOME**

**(In thousands, except per share data)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2010** | **2009** | **2008** |
| Product revenues | $112,403 | $60,925 | $63,613 |
| Cost of sales | 79,664 | 45,166 | 45,086 |
| Gross margin | 32,739 | 15,759 | 18,527 |
| Operating costs and expenses: | | | |
| Research and development expenses | 11,922 | 8,097 | 9,245 |
| Reimbursed research and development expenses | (2,269) | (2,103) | (2,462) |
| Net research and development expenses | 9,653 | 5,994 | 6,783 |
| Selling, general and administrative expenses | 10,955 | 8,857 | 7,190 |
| Total operating costs and expenses | 20,608 | 14,851 | 13,973 |
| Operating income | 12,131 | 908 | 4,554 |
| Interest income | 25 | 10 | 837 |
| Loss from equity investment | (22) | (492) | — |
| Other income | 145 | 183 | 111 |
| Earnings before income tax | 12,279 | 609 | 5,502 |
| Income tax expense | 2,921 | 325 | 1,938 |
| Net income | 9,358 | 284 | 3,564 |
| Plus: Loss attributable to non-controlling interest | 592 | 439 | — |
| Net income attributable to Amerigon Incorporated | $ 9,950 | $ 723 | $ 3,564 |
| Basic earnings per share | $ 0.46 | $ 0.03 | $ 0.16 |
| Diluted earnings per share | $ 0.44 | $ 0.03 | $ 0.16 |
| Weighted average number of shares—basic | 21,717 | 21,402 | 21,981 |
| Weighted average number of shares—diluted | 22,496 | 21,771 | 22,366 |

The accompanying notes are an integral part of these financial statements

## AMERIGON INCORPORATED

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

### (In thousands)

| | Common Stock | | Paid-in Capital | Accumulated Deficit | Loss on Pension Benefit Obligation | Currency Translation Adjustment | Total Amerigon Equity | Non-Controlling Interest | Total |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | | |
| Balance at December 31, 2007 | 21,918 | $63,028 | $21,766 | $(42,069) | $ — | $ (16) | $42,709 | $ — | $42,709 |
| Exercise of Common Stock options for cash | 197 | 759 | (155) | — | — | — | 604 | — | 604 |
| Common Stock issued to employees | 37 | 437 | — | — | — | — | 437 | — | 437 |
| Repurchase of Common Stock | (947) | (3,497) | — | — | — | — | (3,497) | — | (3,497) |
| Stock option compensation | — | — | 1,109 | — | — | — | 1,109 | — | 1,109 |
| Comprehensive income: | | | | | | | | | |
| Currency translation | — | — | — | — | — | 113 | | | |
| Net income | — | — | — | 3,564 | — | — | | | |
| Total comprehensive income | | | | | | | 3,677 | — | 3,677 |
| Balance at December 31, 2008 | 21,205 | $60,727 | $22,720 | $(38,505) | $ — | $ 97 | $45,039 | $ — | $45,039 |
| Exercise of Common Stock options for cash | 277 | 865 | (4) | — | — | — | 861 | — | 861 |
| Common Stock issued to employees and consultants | 4 | 379 | — | — | — | — | 379 | — | 379 |
| Stock option compensation | — | — | 1,270 | — | — | — | 1,270 | — | 1,270 |
| Loss attributable to non-controlling interest | | | | | | | | (439) | (439) |
| Comprehensive income: | | | | | | | | | |
| Net loss on pension benefit obligation | — | — | — | — | (24) | — | | | |
| Currency translation | — | — | — | — | — | (14) | | | |
| Net income | — | — | — | 723 | — | — | | | |
| Total comprehensive income | | | | | | | 685 | — | 685 |
| Balance at December 31, 2009 | 21,486 | $61,971 | $23,986 | $(37,782) | $(24) | $ 83 | $48,234 | $(439) | $47,795 |
| Exercise of Common Stock options for cash | 548 | 3,160 | (722) | — | — | — | 2,438 | — | 2,438 |
| Common Stock issued to employees and consultants | 3 | 17 | — | — | — | — | 17 | — | 17 |
| Stock option compensation | — | — | 1,275 | — | — | — | 1,275 | — | 1,275 |
| Loss attributable to non-controlling interest | — | — | — | — | — | — | — | (592) | (592) |
| Purchase of non-controlling interest | — | — | (4,411) | — | — | — | (4,411) | 1,031 | (3,380) |
| Comprehensive income: | | | | | | | | | |
| Net loss on pension benefit obligation | — | — | — | — | (60) | — | | | |
| Currency translation | — | — | — | — | — | 94 | | | |
| Net income | — | — | — | 9,950 | — | — | | | |
| Total comprehensive income | | | | | | | 9,984 | — | 9,984 |
| Balance at December 31, 2010 | 22,037 | $65,148 | $20,128 | $(27,832) | $(84) | 177 | $57,537 | $ — | $57,537 |

The accompanying notes are an integral part of these financial statements

**AMERIGON INCORPORATED**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

**(In thousands)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Operating Activities: | | | |
| Net income | $ 9,358 | $ 284 | $ 3,564 |
| Adjustments to reconcile net income to cash provided by operating activities: | | | |
| Depreciation and amortization | 1,368 | 1,438 | 1,373 |
| Deferred income tax expense | 1,875 | 261 | 1,432 |
| Stock option compensation | 1,275 | 1,270 | 1,109 |
| Provision for doubtful accounts | 253 | (26) | (224) |
| Loss on disposal of property and equipment | — | — | 10 |
| Defined benefit plan expense | 251 | 211 | 142 |
| Loss from equity investment | 22 | 492 | — |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (4,615) | (6,754) | 3,603 |
| Inventory | (4,285) | 100 | (421) |
| Prepaid expenses and other assets | (255) | (392) | 179 |
| Accounts payable | 5,053 | 6,349 | (4,767) |
| Accrued liabilities | 2,094 | 1,020 | (455) |
| Net cash provided by operating activities | 12,394 | 4,253 | 5,545 |
| Investing Activities: | | | |
| Purchases of short-term investments | (11,612) | (6,704) | (3,100) |
| Sales and maturities of short-term investments | 8,555 | — | 27,025 |
| Purchase of non-controlling interest | (3,380) | — | — |
| Purchase of ZT Plus assets, net of cash acquired | (1,500) | — | — |
| Equity investment | — | (111) | — |
| Cash invested in corporate owned life insurance | (266) | (328) | (191) |
| Purchase of property and equipment | (957) | (744) | (1,712) |
| Patent costs | (861) | (830) | (654) |
| Net cash provided by (used in) investing activities | (10,021) | (8,717) | 21,368 |
| Financing Activities: | | | |
| Cash used to repurchase common stock | — | — | (3,497) |
| Cash paid for financing costs | — | (9) | — |
| Proceeds from sale of common stock, net of cash expenses | 2,438 | 861 | 604 |
| Net cash provided by (used in) financing activities | 2,438 | 852 | (2,893) |
| Foreign currency effect on cash and cash equivalents | 96 | (14) | 113 |
| Net (decrease) increase in cash and cash equivalents | 4,907 | (3,626) | 24,133 |
| Cash and cash equivalents at beginning of period | 21,677 | 25,303 | 1,170 |
| Cash and cash equivalents at end of period | $ 26,584 | $21,677 | $25,303 |
| Supplemental disclosure of cash flow information: | | | |
| Cash paid for interest | $ 52 | $ 46 | $ — |
| Cash paid for taxes | $ 182 | $ 321 | $ 188 |
| Supplemental disclosure of non-cash transactions: | | | |
| Common stock issued to employees and consultants | $ 17 | $ 379 | $ 437 |
| Contribution to equity investment | $ — | $ 404 | $ — |

The accompanying notes are an integral part of these financial statements

## AMERIGON INCORPORATED

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

**(In thousands, except share and per share data)**

**Note 1 — The Company**

The Company designs, develops and markets proprietary technology electronic components and systems for sale to car and truck original equipment manufacturers ("OEMs"). The Company's primary product is the Climate Control Seat™ ("CCS™"), which provides year-round comfort by providing both heating and cooling to seat occupants. The Company has shipped approximately 6,900 units of its CCS product through 2010. Although the Company markets CCS to OEMs, the Company's primary customers are the OEM's tier one seating suppliers including, Johnson Controls, Inc. ("JCI"), Lear Corporation ("Lear"), Bridgewater Interiors, LLC ("Bridgewater"), NHK Spring Company, Ltd ("NHK"), Marubeni Vehicle Corporation ("Marubeni"), Dymos Incorporated ("Dymos"), Faurecia NHK Kyushu Co. Ltd ("Faurecia NHK"), Faurecia Wuhan Auto Seating ("Faurecia Wuhan"), Tacle Seating USA ("Tacle") and Magna Seating of America, Inc.("Magna").

Since the initial introduction of CCS, we have introduced new designs that incorporated improvements in electrical efficiency, size, weight, and noise and are more versatile. These include our Micro Thermal Module™ ("MTM™" or "MTM") technology and our CCS II configuration. Further improvements in engineering design are currently in development and are expected to be introduced on future vehicle models.

In 2008, we launched a heated and ventilated only variant of the CCS. This product works in a similar fashion to our CCS, only there is no active cooling capability and no TED. In the cooling mode, the vent only system will use the ambient cabin air to provide a degree of cooling comfort to the seat occupant. In the heating mode, the vent only system will be supplemented with more traditional resistive heating elements. This system has a lower price and is targeted to certain lower cost vehicle models and certain geographical markets.

In 2009, we were awarded a contract to manufacture an automotive heated and cooled cup holder for the 2011 Dodge Charger. The cup holder has been designed to be packaged in multiple configurations to accommodate different console environments. In addition to requiring low power consumption, it has proven automotive grade, ruggedness, high reliability and drink retention features. The cup holder has two cup positions that provide for separate temperature settings in each holder that allow the driver and passenger to individually control the heating or cooling of their respective beverages. The technology used in the cup holder is similar to that of the CCS system. The cup holder was launched at the end of the final quarter of 2010.

In September 2010, we launched our actively heated and cooled suite of luxury mattresses. The mattresses provide individual controls via two wireless remotes to actively heat and cool each side of the mattress independently. We sell the mattresses through U.S. based specialty mattress retailer, Mattress Firm, Incorporated ("Mattress Firm"). Mattress Firm has over 580 retail stores located across 22 states. The new mattresses are sold under the brand name YuMe™ and are available in King and Queen sizes.

The Company is also engaged in a program to improve the efficiency of TEDs and to develop, market and distribute new products based on this technology.

As described more fully in Note 14 below, on September 1, 2009, our subsidiary, BSST LLC ("BSST") entered into a partnership agreement with 5N Plus Inc., a Canadian corporation specializing in production of high-purity metals ("5N Plus"), to form ZT Plus. ZT Plus' objective is the development and testing of new materials that show increased thermoelectric efficiency. BSST purchased 5N Plus' 50% ownership of ZT Plus in March 2010 and is now the 100% owner.

On October 1, 2010 we formed Amerigon Europe, GmbH ("Amerigon Europe") and opened a technical support office in Augsburg, Germany, to provide design initiatives, product development, application engineering and prototype builds in support of European sales.

(In thousands, except share and per share data)

## Note 2 — Summary of Significant Accounting Policies and Basis of Presentation

*Consolidation*

The consolidated financial statements at December 31, 2010, reflect the consolidated financial position and consolidated operating results of the Company, BSST, ZT Plus, LLC, Amerigon Europe GmbH and Amerigon Asia Pacific Inc. Intercompany accounts have been eliminated in consolidation.

*Cash and Cash Equivalents*

The Company considers all highly liquid investments purchased with original maturities of less than 90 days to be cash equivalents.

*Short-Term Investments*

The Company's short-term investments consisted of Certificates of Deposit ("CD's") totaling $9,761 and $6,704 at December 31, 2010 and 2009, respectively. The CD's are held by a number of different financial institutions with no individual deposit exceeding $250 at any individual institution. Our entire CD portfolio is therefore protected by insurance provided by the Federal Deposit Insurance Corporation ("FDIC").

*Disclosures About Fair Value of Financial Instruments*

The carrying amounts of all financial instruments, comprising cash and cash equivalents, short-term investments and accounts receivable approximate fair value because of the short maturities of these instruments.

*Use of Estimates*

The presentation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Accrued Warranty Costs*

The Company recognizes an estimated cost associated with its standard warranty on CCS products at the time of sale. The amount recognized is based on estimates of future failure rates and current claim cost experience. The following is a reconciliation of the changes in accrued warranty costs for the reporting period:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Balance at beginning of year | $ 968 | $832 |
| Warranty claims paid | (26) | (25) |
| Expense | 319 | 161 |
| Balance at end of year | $1,261 | $968 |

**Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (Continued)**

*Concentration of Credit Risk*

Financial instruments, which subject the Company to concentration of credit risk, consist primarily of cash equivalents, short-term investments and accounts receivable. Cash equivalents consist of money market funds managed by major U.S. financial services companies. The credit risk for these cash equivalents is considered limited. The Company maintains an allowance for uncollectible accounts receivable based upon expected collectibility and does not require collateral. As of December 31, 2010 Lear, Bridgewater and JCI comprised 35%, 17%, and 12% respectively, of the Company's accounts receivable balance. As of December 31, 2009 Lear, Bridgewater and JCI comprised 39%, 16%, and 12% respectively, of the Company's accounts receivable balance. These accounts are currently in good standing.

*Inventory*

Inventory is valued at the lower of cost (the first-in, first-out basis) or market. The Company provides a reserve for obsolete and slow moving inventories based upon estimates of future sales and product redesign. The following is a reconciliation of the changes in the inventory reserve (in thousands):

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Balance at beginning of year | $632 | $ 805 |
| Expense | 20 | 2 |
| Inventory write off | (80) | (175) |
| Balance at end of year | $572 | $ 632 |

*Deferred Manufacturing Agreement*

The Manufacturing and Supply Agreement ("Ferrotec Agreement") created by the $2 million payment received in 2001 from Ferrotec Manufacturing ("Ferrotec"), a Tokyo-based manufacturer, (Note 9) is being amortized on a straight line basis through April 2011. This amortization is reported in other income.

*Property and Equipment*

Property and equipment, including additions and improvements, are recorded at cost. Expenditures for repairs and maintenance are charged to expense as incurred. When property or equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Gains or losses from retirements and disposals are recorded as operating income or expense.

Depreciation and amortization are computed using the straight-line method. The estimated useful lives of the Company's property and equipment are as follows:

| Asset Category | Useful Life |
|---|---|
| Equipment | 5 years |
| Computer equipment and software | 1 to 3 years |
| Leasehold improvements | Shorter of estimated life or term of lease |
| Production tooling | Estimated life of tool (2 to 5 years) |

**Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (Continued)**

*Patent Costs*

Patent costs include the direct legal expenses and patent office filing fees related to internally developed patents and cost of purchased patent rights. Patent costs are amortized upon issuance using the straight-line method over their estimated economic useful life which is generally 17 years. Estimated useful lives are evaluated annually and, where appropriate, the lives and related amortization expense are adjusted on a prospective basis.

*Impairments of Long-Lived Assets*

Whenever events or changes in circumstances indicate that carrying amount of a long-lived asset may not be recoverable, the Company will compare the carrying amount of the asset to the amount of the expected future undiscounted cash flows related to the asset to determine if a write down to fair value is required. No such events occurred during 2010.

*Product Revenues*

The Company sells its products under purchase order contracts issued by its customers. These contracts involve the sale of goods at fixed prices and provide for related transfer of ownership risk to the customer upon shipment from the Company's warehouse location or in some cases upon receipt of the goods at the customers facility. Payment terms of these contracts range from 30 to 105 days from the date of shipment. The Company does not extend cash discounts for early payment. Revenue is recognized on the date of shipment of the goods.

*Litigation Reserves*

We record estimated future costs related to new or ongoing litigation. These estimates include costs associated with attorney fees and potential claims and assessments less any amounts recoverable under insurance policies.

*Tooling*

The Company incurs costs related to tooling used in the manufacture of products sold to its customers. In some cases, the Company enters into contracts with its customers whereby the Company incurs the costs to design, develop and purchase tooling and is then reimbursed by the customer under a reimbursement contract. Tooling costs that will be reimbursed by customers are included in prepaid and other current assets at the lower of accumulated cost or the customer reimbursable amount. Company-owned tooling is included in property and equipment and depreciated over its expected useful life, generally two to five years. Management periodically evaluates the recoverability of tooling costs, based on estimated future cash flows, and makes provisions, where appropriate, for tooling costs that will not be recovered.

*Research and Development Expenses*

Research and development activities are expensed as incurred. The Company groups development and prototype costs and related reimbursements in research and development.

On June 29, 2007, the Company amended its exclusive development agreement with Visteon related to certain proprietary TED technology for automotive applications, permitting the Company to undertake further development with a limited number of additional development partners. Under the terms of the amendment,

**(In thousands, except share and per share data)**

**Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (Continued)**

BSST acquired Visteon's Thermoelectric-based HVAC systems technology and is now permitted to seek additional partners in Asia and Europe. The cost of the acquisition of these Visteon patents was $1,500 and has been capitalized as Patent Costs on the Consolidated Balance Sheet as of December 31, 2010 and 2009 less accumulated amortization. BSST is now working to select additional development partners to expand the market for Theremoelectric-based HVAC systems in the automotive market.

During 2004, the Company received a Financial Assistance Award from the U.S. Department of Energy ("DOE"). Under the terms of the award, the DOE is expected to reimburse the Company for 75% of certain development costs over the course of a five phase project on an as incurred basis. As of December 31, 2010, we have received a total of $7,156 in program funding from the DOE since the program began in 2005. Additional reimbursements are not expected. The terms of the award provide for the Company to retain ownership of intellectual property developed during the course of the program. The agreement also grants the US Government a non-exclusive, nontransferable, irrevocable, paid-up license to that intellectual property.

During 2008, BSST LLC was named as a partner in another DOE project to develop a highly-efficient thermoelectric heating and cooling system for automobiles that will substantially reduce energy consumption, engine load and ultimately greenhouse gas emissions. The goal of the 36-month, up to $8.4 million project is to create a zonal heating and cooling system for automobiles that heats or cools the vehicle occupants, rather than the entire cabin and its components, thereby reducing the energy consumed by existing heating/cooling systems by one third. Ford Motor Company was selected to lead the project with partners including Visteon, the DOE's National Energy Renewable Laboratory, and Ohio State University, along with BSST. BSST's role is to design and develop the thermoelectric core of the heating and cooling system. The entire $8.4 million project will be performed on a cost share basis with DOE paying $4.2 million and the partners sharing in a matching $4.2 million. Program funding under this program was $588,000 and $44,000 during 2010 and 2009, respectively.

The Company recognizes amounts due as reimbursements for expenses as these expenses are incurred.

*Income Taxes*

We record income tax expense using the liability method which specifies that deferred tax assets and liabilities be measured each year based on the difference between the financial statement and tax bases of assets and liabilities at the applicable enacted Federal and State tax rates. A valuation allowance is provided for net deferred tax assets when management considers it more likely than not that the asset will not be realized. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. We recognize interest and penalties related to income tax matters in income tax expense.

*Net Earnings per Share*

Basic earnings per share is computed by dividing net income by the weighted average number of shares of Common Stock. The Company's diluted earnings per common share give effect to all potential shares of Common Stock outstanding during a period that are not anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used in determining the number of shares assumed to be purchased from the conversion of Common Stock equivalents.

(In thousands, except share and per share data)

## Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (Continued)

*Stock Based Compensation*

Share-based payments to employees, including grants of employee stock options are recognized in the financial statements as compensation expense based upon the fair value on the date of grant. The Company's stock option compensation expense and related deferred tax benefit were $1,275 and $259 for the year ended December 31, 2010, $1,270 and $103, respectfully, for the year ended December 31, 2009, and $1,109 and $138, respectively, for the year ended December 31, 2008.

*Subsequent Events*

The Company has evaluated subsequent events through the date that the consolidated financial statements were issued. No events have taken place that meet the definition of a subsequent event that requires disclosure in this filing.

*Non-Controlling Interests*

Effective January 1, 2009 we adopted ASC 810 "Consolidation", which establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the retained interest in a gain or loss when a subsidiary is deconsolidated. ASC 810 requires that a non-controlling interest, previously referred to as a minority interest, be reported as part of equity in the Consolidated Financial Statements and that losses be allocated to the non-controlling interest even when such allocation might result in a deficit balance, reducing the losses attributable to the controlling interest. A 15% percent non-controlling interest in Amerigon's subsidiary BSST was held by BSST President and CEO Dr. Lon Bell during the three year period ended December 31, 2010. Prior to this change we did not record non-controlling interest adjustments for Dr. Bell's interest in BSST due to BSST's accumulated deficit position.

## Note 3 — Details of Certain Financial Statement Components

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| **Inventory:** | | |
| Raw materials | $ 270 | $ — |
| Finished Goods | 6,555 | 2,541 |
| | $ 6,825 | $ 2,541 |
| **Property and equipment:** | | |
| Equipment | $ 3,468 | $ 1,909 |
| Production tooling | 2,449 | 2,018 |
| Leasehold improvements | 1,936 | 1,896 |
| Computer equipment and software | 700 | 960 |
| Construction in progress | 342 | 189 |
| | 8,895 | 6,972 |
| Less: Accumulated depreciation | (4,698) | (3,701) |
| | $ 4,197 | $ 3,271 |
| **Accrued liabilities:** | | |
| Accrued warranty | $ 1,261 | $ 968 |
| Other accrued liabilities | 4,611 | 2,770 |
| | $ 5,872 | $ 3,738 |

AMERIGON INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

**Note 4 — Income Taxes**

The deferred tax assets and deferred tax liabilities and related valuation allowance were comprised of the following:

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| **Deferred tax assets:** | | |
| Net operating losses | $ 7,395 | $12,403 |
| Research and development credits | 3,063 | 2,639 |
| Valuation reserves and accrued liabilities | 1,699 | 1,007 |
| Other credits | 722 | 437 |
| Depreciation | 293 | 128 |
| Deferred revenue | 18 | 90 |
| Other | 1,032 | 602 |
| | 14,222 | 17,306 |
| **Deferred tax liabilities:** | | |
| Patent costs | (913) | (658) |
| Property and equipment | (202) | (226) |
| Accounts receivable | (322) | (127) |
| Other | (22) | (11) |
| | (1,459) | (1,022) |
| Valuation allowance | (6,579) | (8,224) |
| Net deferred tax asset | $ 6,184 | $ 8,060 |

Reconciliations between the statutory Federal income tax rate of 34% and the effective rate of income tax expense for each of the three years in the period ended December 31, 2010 are as follows:

| | Year Ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| Statutory Federal income tax rate | 34.0% | 34.0% | 34.0% |
| Increase (Decrease) resulting from: | | | |
| State Tax, net of federal benefit | 3.7% | 8.8% | 3.5% |
| Nondeductible expenses | 0.7% | 4.1% | 0.6% |
| Nondeductible stock option compensation | 2.5% | 55.5% | 4.6% |
| R&D Credits | (3.6%) | (49.8%) | (9.5%) |
| Reverse valuation allowance on Federal NOLs | (13.5%) | — | — |
| Other | — | 0.8% | 2.0% |
| Effective rate | 23.8% | 53.4% | 35.2% |

The Company has Federal Net Operating Loss ("NOL") carryforwards of $28,384 at December 31, 2010, which expire between 2009 and 2023. Approximately $24,675 of the Federal NOLs were incurred prior to the June 8, 1999 Preferred Financing, which qualified as a change in ownership under Section 382 of the Internal Revenue Code ("IRC"). Due to this change in ownership, the NOL accumulated prior to the change in control can only be utilized against current earnings up to a maximum annual limitation of approximately $591. As a

(In thousands, except share and per share data)

**Note 4 — Income Taxes (Continued)**

result of the annual limitation, approximately $19,350 of these carryforwards are expected to expire before ultimately becoming available to reduce future tax liabilities. During 2010, we completed a study related to the 1999 change in control limitation amount and determined that an additional $4,044 of these NOL's were utilizable. We reversed the portion of the valuation allowance related to this adjustment totaling $1,375. A second change in control took place on September 22, 2006 when an accumulation of trades of the Company's Common Stock by certain of the Company's large shareholders exceeded a three year cumulative amount of 50% of the Company's total Common Stock outstanding. The resulting annual change in control limitation of approximately $8,135 is not expected to have a material impact on the utilization of the amounts of the NOLs subject to this limitation which is approximately $3,709. At December 31, 2010, the Company also has state NOL carryforwards of $4,337 which expire between 2012 and 2015.

The provision for income taxes is comprised of the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Currently payable | $1,046 | $ 64 | $ 506 |
| Deferred | 1,875 | 261 | 1,432 |
| | $2,921 | $325 | $1,938 |

The Company is subject to U.S. federal income tax as well as income tax in multiple state jurisdictions. During 2010, the Internal Revenue Service ("IRS") completed a review of our 2007 and 2008 Federal Income Tax Returns. Our taxable income for 2008 and 2007 were increased by $26 and $577, respectively, as a result of the audit. These adjustments were substantially offset by adjustments to our NOL carryforwards and a $270 change in the valuation allowance related to our NOL's and therefore did not have a significant impact on our operating results. No Federal or state tax returns are currently under examination.

The reconciliation of the beginning and ending amount of unrecognized tax benefits that would favorably affect the effective income tax rate in the future periods is as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Balance at beginning of year | $508 | $478 |
| Additions based on tax position related to current year | 30 | 30 |
| Reductions for tax positions of prior years | (38) | — |
| Balance at end of year | $500 | $508 |

**Note 5 — Financing**

We have $15,000,000 in revolving credit lines ("Revolving Credit Lines") with Comerica Bank to fund future working capital requirements. At December 31, 2010, no revolving loans were outstanding. The Revolving Credit Lines also provide for a letter of credit sub-facility of $5,000,000. At December 31, 2010, outstanding letters of credit were $450,000. Loans bear interest at a Daily Adjusting LIBOR Rate, as defined by the credit agreement, plus an Applicable Margin of 1.750%. The Daily Adjusting LIBOR Rate at December 31, 2010 was 0.25%. The Revolving Credit Lines are secured by all of the Company's assets and expires on October 31, 2011.

(In thousands, except share and per share data)

**Note 5 — Financing (Continued)**

Under the terms of the credit agreement, the Company must maintain certain financial ratios including a minimum tangible net worth ratio and a minimum funded debt to EBITDA ratio, as defined by the credit agreement. At December 31, 2010, the Company was in compliance with all terms of the credit agreement as amended.

**Note 6 — Accounting for Stock Based Compensation**

On May 18, 2006, the shareholders of the Company approved the Amerigon Incorporated 2006 Equity Incentive Plan (the "2006 Plan") which authorized 1,800,000 shares of common stock to be available for issuance under this plan. On May 14, 2009 the Company's shareholders approved a proposal to increase the authorized number of shares under the 2006 Plan to 3,600,000. The 2006 Plan permits the granting of various awards including stock options (including both nonqualified options and incentive options), stock appreciation rights, restricted stock and restricted stock units, performance shares and certain other awards to key employees, outside directors and consultants and advisors of the Company. Prior to the creation of the 2006 Option Plan, the Company issued options under the Amended and Restated 1997 Stock Incentive Plan (the "1997 Plan") and the 1993 Stock Option Plan (the "1993 Plan" and, together with the 2006 Plan and the 1997 Plan, the "Plans"). As of December 31, 2010 the Company had an aggregate of 3,481,101 shares of common stock available to issue under the 2006 Plan and no shares available to issue under either the 1993 Plan or the 1997 Plan.

The 2006 Plan expires in May 2016. The 1997 plan and the 1993 Plan each expired in April 2007 and April 2003, respectively; however, certain options issued under such plans have not expired. The Plans are administered by the Board of Directors. The selection of participants, allotment of shares, determination of price and other conditions are determined by the Board of Directors at its sole discretion, in order to attract and retain personnel instrumental to the success of the Company. Stock options granted under the Plans have lives for a period of up to ten years from the date of grant at an exercise price which is not less than the fair market value of the Common Stock on the date of the grant.

Options are generally granted with various vesting periods generally ranging between three to five years for employees and one year for directors. Option vesting may be accelerated at the discretion of the Board of Directors.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. This model incorporates certain assumptions for inputs including a risk-free interest rate, expected dividend yield of the underlying common stock, expected option life and expected volatility in the market value of the underlying common stock. The following assumptions were used for options issued in the following periods:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Expected volatility | 48% | 41-43% | 34-36% |
| Weighted average expected volatility | 48% | 43% | 36% |
| Expected lives | 5 yrs. | 5 yrs. | 5 yrs. |
| Risk-free interest rate | 2.69% | 1.72-1.83% | 3.52-4.49% |
| Expected dividend yield | none | none | none |

Expected volatilities are based on the historical volatility of the Company's common stock and that of an index of companies in our industry group. Since the Company has little historical data to help evaluate the expected lives of options, we considered several other factors in developing this assumption including the

(In thousands, except share and per share data)

**Note 6 — Accounting for Stock-Based Compensation (Continued)**

average holding period of outstanding options, their remaining terms and the cycle of our long range business plan. The risk-free interest rate is based upon quoted market yields for United States Treasury debt securities. The expected dividend yield is based upon the Company's history of having never issued a dividend and management's current expectation of future action surrounding dividends.

The following table summarizes stock option activity during the year ended December 31, 2010:

| Options | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at December 31, 2009 | 2,508,828 | $5.71 | | |
| Granted | 198,343 | 9.29 | | |
| Exercised | (548,331) | 4.46 | | |
| Forfeited | (26,334) | 9.26 | | |
| Outstanding at December 31, 2010 | 2,132,506 | $6.34 | 7.06 | $8,444 |
| Exercisable at December 31, 2010 | 1,257,858 | $7.20 | 6.20 | $3,902 |

The weighted-average grant-date fair value of options granted during the year ended December 31, 2010, 2009 and 2008 was $4.30, $1.17 and $3.66, respectively. The total intrinsic value of options exercised during the year ended December 31, 2010, 2009 and 2008 was $3,404, $251 and $2,700, respectively.

As of December 31, 2010, there was $1,078 of total unrecognized compensation cost related to nonvested options and restricted stock outstanding under all of the Company's option plans. That cost is expected to be recognized over a weighted average period of one and a half years. Compensation expense for the year ended December 31, 2010, 2009 and 2008 was $1,275 , $1,270 and $1,109, respectively.

On a cumulative basis, options exercised under all of the Company's option plans have had intrinsic value on the date of exercise in excess of their estimated fair value of approximately $7,117.

On March 6, 2008, the Company issued 12,400 shares of Common Stock and 24,802 shares of restricted stock to certain employees under the 2006 Equity Incentive Plan in lieu of a portion of their 2007 cash bonus. The restricted shares became unrestricted in two equal installments on March 6, 2009 and on March 6, 2010. Compensation expense of $405 related to the unrestricted Common Stock and the first restricted stock installment was recorded under selling, general and administrative expenses in 2007. Compensation expense of $203 related to the second restricted stock installment was amortized on a straight-line basis over the two year restricted period beginning March 7, 2008 and ending on March 6, 2010.

On March 14, 2007, the Company issued 16,171 shares of Common Stock and 32,349 shares of restricted stock to certain employees under the 2006 Equity Incentive Plan in lieu of a portion of their 2006 cash bonus. The restricted shares became unrestricted in two equal installments on March 14, 2008 and on March 14, 2009. Compensation expense of $389 related to the unrestricted Common Stock and the first restricted stock installment was recorded under selling, general and administrative expenses in 2006. Compensation expense of $194 related to the second restricted stock installment was amortized on a straight-line basis over the two year restricted period beginning March 15, 2007 and ending on March 14, 2009.

AMERIGON INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

**Note 7 — Earnings per share**

The Company's diluted earnings per share gives effect to all potential common shares outstanding during a period that do not have an anti-dilutive impact to the calculation. In computing the diluted earnings per share, the treasury stock method is used in determining the number of share assumed to be purchased from the conversion of Common Stock equivalents. The following summarizes the shares included in the dilutive shares as disclosed in the statements of operations:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Weighted average number of shares for calculation of basic EPS— Common Stock | 21,716,775 | 21,401,644 | 21,980,510 |
| Stock options under Plans | 779,472 | 369,042 | 385,258 |
| Weighted average number of shares for calculation of diluted EPS | 22,496,247 | 21,770,686 | 22,365,768 |

During the fourth quarter of 2008, we repurchased 946,877 shares of our Common Stock for an aggregate purchase price of $3,496. All of these shares were repurchased pursuant to the stock repurchase plan announced on October 28, 2008 under which the Board of Directors authorized the repurchase of up to $12 million of the Company's Common Stock. The stock repurchase plan expired on October 28, 2009.

The accompanying table represents Common Stock issuable upon the exercise of certain stock options that have been excluded from the diluted earnings calculation because the effect of their inclusion would be anti-dilutive.

| | Year ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Stock options outstanding for the 1993, 1997 and 2006 Stock Options Plans | 155,826 | 1,511,000 | 1,404,783 |

**Note 8 — Licenses**

In 1992, the Company obtained the worldwide license to manufacture and sell technology for a CCS product to individual automotive OEMs. Under the terms of the license agreement, royalties are payable based on cumulative net sales and do not require minimum payments. The Company has recorded royalty expense under this license agreement of $1,631, $996 and $1,002 in 2010, 2009 and 2008, respectively. These royalties are recorded as cost of goods sold.

**Note 9 — Commitments**

The Company leases its corporate offices in Farmington Hills, Michigan from Eight Mile/Haggerty Office, LLC. The lease agreement, which was amended during 2009, expires on August 31, 2014 and requires the Company to pay $18 per month. The Company leases its technical facility in Irwindale, California from Norac, Inc. The Irwindale lease agreement expires on March 31, 2016, and provides the Company a termination right on September 30, 2013. Monthly rent payments under the lease, $40 at December 31, 2010, are subject to fixed annual increases up to a monthly payment amount of $41 through September 30, 2013, the date of the second termination right. The Company records rent expense on a straight-line basis equal to the average rent payment during the term of the lease which is $37 per month. During 2009, the Company entered into a lease in Azusa, California from Lewis Azusa Property, LLC for use in the advanced TED material program being conducted by

(In thousands, except share and per share data)

**Note 9 — Commitments (Continued)**

ZT Plus (see Note 14). The Azusa building lease expires on September 30, 2012 and requires rent payments of $9 per month. The Company also leases certain equipment under operating leases, which expire at various times through 2011. Rent expense under all of the Company's operating leases was $1,300, $1,117 and $1,213 for 2010, 2009 and 2008, respectively. Future minimum lease payments under all operating leases are $943, $837, $572, $176 and $0 in 2011 through 2015, respectively.

On March 28, 2001, the Company entered into the Ferrotec Agreement with Ferrotec. The Agreement grants to Ferrotec the exclusive right to manufacture CCS units in certain countries primarily located in the Far East (the "Territory") for ultimate distribution by the Company to its customers within the Territory. The Territory includes China, Japan, Korea, India, Thailand, Vietnam, Malaysia, Indonesia and the Philippines. The initial term of the Ferrotec Agreement began April 1, 2001 and expires on April 1, 2011. The $2,000 fee paid by Ferrotec to the Company in connection with the Ferrotec Agreement has been recorded as a deferred manufacturing agreement liability on the consolidated balance sheets and is being amortized as other income on a straight-line basis over the term of the Ferrotec Agreement at a rate of $200 a year.

**Note 10 — Shareholder Rights Plan**

The Company's Board of Directors has the authority to issue up to 4,991,000 shares of Preferred Stock and to determine the price, rights (including conversion rights), preferences and privileges of those shares without any further vote or action by the shareholders. Consistent with this authority, in January, 2009 our Board adopted a Shareholder Rights Plan (the "Rights Plan") in which one purchase right was distributed as a dividend on each share of common stock held of record as of the close of business on February 10, 2009 (the "Rights"). If exercisable, each Right will entitle its holder to purchase from the Company one one-thousandth of a share of a newly created Series B Preferred Stock of the Company for $20.00 (the "Purchase Price"). The Rights will become exercisable if any person or group becomes the beneficial owner of 15% or more of the Company's common stock or has commenced a tender or exchange offer which, if consummated, would result in any person or group becoming the beneficial owner of 15% or more of the Company's common stock. If any person or group becomes the beneficial owner of 15% or more of the Company's common stock, each right will entitle its holder, other than the acquiring person, to purchase a number of shares of the Company's or the acquiror's common stock having a value of twice the Purchase Price. The Rights are deemed attached to the certificates representing outstanding shares of common stock.

**Note 11 — Segment Reporting**

Segment information is used by management for making operating decisions and assessing the performance of the Company. Essentially, management evaluates the performance of its segments based primarily on operating results before depreciation and selling, general and administrative costs. Such accounting policies used are the same as those described in Note 2.

The Company's reportable segments are as follows:

- *Climate Control Seats (CCS)*—variable temperature seat climate control system designed to improve the temperature comfort of automobile passengers.
- *BSST LLC (BSST)*—a subsidiary engaged in a research and development effort to improve the efficiency of thermoelectric devices and to develop, market and distribute products based on this new technology.

(In thousands, except share and per share data)

**Note 11 — Segment Reporting (Continued)**

Total assets at December 31, 2010 were $72,667 for CCS and $6,755 for BSST. Total assets at December 31, 2009 were $58,063 for CCS and $4,319 for BSST. The table below presents information about the reported product revenues and operating income of the Company for the years ended December 31, 2010, 2009 and 2008.

| | CCS | BSST | Reconciling items | As Reported |
|---|---|---|---|---|
| 2010: | | | | |
| Product revenues | $111,669 | $ 734 | $ — | $112,403 |
| Depreciation and amortization | 568 | 540 | 260 | 1,368 |
| Operating income (loss) | 29,096 | (6,010) | (10,955) | 12,131 |
| 2009: | | | | |
| Product revenues | $ 60,626 | $ 299 | $ — | $ 60,925 |
| Depreciation and amortization | 758 | 423 | 257 | 1,438 |
| Operating income (loss) | 13,544 | (3,779) | (8,857) | 908 |
| 2008: | | | | |
| Product revenues | $ 63,516 | $ 97 | $ — | $ 63,613 |
| Depreciation and amortization | 999 | 371 | 3 | 1,373 |
| Operating income (loss) | 15,494 | (3,750) | (7,190) | 4,554 |

BSST's operating loss is net of reimbursement for developmental expense of $2,269, $2,103 and $2,462 for the years ended 2010, 2009 and 2008, respectively. Reconciling items include selling, general and administrative costs of $10,955, $8,857 and $7,190, respectively, for years ended December 31, 2010, 2009 and 2008.

Product revenue (based on shipment destination) by geographic area is as follows:

| | 2010 | % | 2009 | % | 2008 | % |
|---|---|---|---|---|---|---|
| United States | $ 41,907 | 37% | $29,135 | 48% | $24,166 | 38% |
| Japan | 21,058 | 19% | 11,167 | 18% | 23,288 | 36% |
| Korea | 18,691 | 16% | 6,311 | 10% | 3,076 | 5% |
| Mexico | 15,970 | 14% | 5,824 | 10% | 5,092 | 8% |
| United Kingdom | 8,595 | 8% | 3,913 | 6% | 4,557 | 7% |
| Canada | 4,246 | 4% | 4,064 | 7% | 2,963 | 5% |
| China | 1,118 | 1% | 476 | 1% | 471 | 1% |
| Germany | 705 | 1% | — | —% | — | —% |
| Taiwan | 53 | —% | 35 | —% | — | —% |
| Total Foreign | 70,496 | 63% | 31,790 | 52% | 39,447 | 62% |
| | $112,403 | 100% | $60,925 | 100% | $63,613 | 100% |

In 2010, three domestic customers (Lear, Bridgewater and Johnson Controls) represented 34%, 15% and 13%, respectively, of the Company's product revenues. In 2009, three customers, two domestic (Lear and Bridgewater) and one foreign (NHK), represented 34%, 22% and 10%, respectively, of the Company's product revenues. In 2008, three customers, two domestic (Lear and Bridgewater) and one foreign (NHK), represented 34%, 15%, and 23%, respectively, of the Company's product revenues.

(In thousands, except share and per share data)

## Note 12 — Executive Nonqualified Defined Benefit Plan

On August 8, 2008 the Company established The Executive Nonqualified Defined Benefit Plan of Amerigon Incorporated (the "Plan"), an unfunded executive pension plan, with an effective date of April 1, 2008. Daniel Coker, the Company's President and Chief Executive Officer, is expected to be the only participant in the Plan which will, if fully vested, provide for fifteen annual retirement benefit payments of $300,000 each beginning January 1, 2018. Mr. Coker will become entitled to receive such retirement benefit payments, or a portion thereof, through his continuous service to the Company as follows: Mr. Coker will become proportionally vested in the benefit over a six year period starting on April 1, 2011.

The Company records a projected benefit obligation representing the present value of future plan benefits when earned by the participant. The following table sets forth the benefit obligation, amounts recognized in the Company's financial statements and the principal assumptions used:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Change in projected benefit obligation: | | | |
| Benefit obligation at beginning of year | $377 | $142 | $ — |
| Service cost | 228 | 202 | 142 |
| Interest cost | 23 | 9 | — |
| Actuarial loss | 60 | 24 | — |
| Net periodic benefit cost | 311 | 235 | 142 |
| Benefit obligation at end of year | $688 | $377 | $142 |

The benefit obligation is included in the Company's consolidated balance sheet as a non-current liability and the net periodic benefit cost is included in selling, general and administrative expenses in the Company's consolidated statement of income. A discount rate assumption of 5.25%, 6.0% and 6.5% was used to determine the benefit obligation and the net periodic service cost for 2010, 2009 and 2008, respectively.

Although the Plan is not funded, the Company has established a separate trust having the sole purpose of paying benefits under the Plan. The only asset of the trust is a corporate-owned life insurance policy ("COLI") on the life of Oscar Marx III, the Chairman of the Company's Board of Directors. The policy value of the COLI was $855 and $519 as of December 31, 2010 and 2009, respectively, and was included in other non-current assets.

## Note 13 — Fair Value Measurement

The Company bases fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We have adopted a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(In thousands, except share and per share data)

**Note 13 — Fair Value Measurement (Continued)**

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and also considers counterparty credit risk in its assessment of fair value.

The Company has no financial assets and liabilities that are carried at fair value at December 31, 2010.

The Company has chosen not to elect the fair value option for its financial assets and liabilities that had not been previously carried at fair value. Therefore, material financial assets and liabilities not carried at fair value, such as the Company's trade accounts receivable and payable are still reported at their face values.

Although the Company has not elected the fair value option for financial assets and liabilities existing at January 1, 2009 or transacted in the years ended December 31, 2010 and 2009, any future transacted financial asset or liability will be evaluated for the fair value election and fairly valued under the provisions stated above.

**Note 14 — Equity Investment**

On September 1, 2009, the Company's subsidiary, BSST, and 5N Plus, a developer and producer of high-purity metals and compounds for electronic applications, formed a joint venture called ZT Plus. ZT Plus was formed as a general partnership with each of BSST and 5N Plus holding a 50% ownership interest. BSST and its university partners have performed extensive research into the development of the next generation of thermoelectric ("TE") materials. They have successfully developed materials that, in small quantities and under certain specific conditions, significantly outperform the best presently available TE materials. The mission of ZT Plus is to allow for the completion of the development of these advanced materials and the creation of innovative manufacturing capabilities to produce the materials in volume, and in a cost-efficient manner. These materials are intended to enable the use of TE technology in a wide variety of heating and cooling and power generation applications for the industrial, consumer, medical, electronics and automotive markets.

BSST's initial contribution in ZT Plus, which gave it a 50% ownership percentage, was comprised of certain intellectual property, intellectual property rights and laboratory equipment, along with organizational and formation costs and totaled $508. Our partner, 5N Plus, received an equal ownership percentage by providing a commitment to fund the venture's operating and capital expenditures up to a certain amount. We accounted for this initial investment under the equity method. BSST's 50% share of ZT Plus' operating losses since the venture's inception reduced this balance to zero prior to March 1, 2010. We recorded this as loss on equity investment during the fourth quarter of 2009 and the first quarter of 2010.

During March 2010, BSST agreed to purchase all of 5N Plus' 50% equity for $1,600 effective March 1, 2010. We recorded the purchase as follows:

| | |
|---|---|
| Cash | $ 100 |
| Receivable from 5N Plus | 509 |
| Research equipment | 1,308 |
| Deposits | 10 |
| Licenses and patents | 283 |
| Payable to BSST | (516) |
| Accrued liabilities | (94) |
| Total purchase price | $1,600 |

(In thousands, except share and per share data)

**Note 14 — Equity Investment (Continued)**

We plan on continuing the research activities of the venture and have therefore begun to fund its ongoing operating expenses beginning on March 1, 2010.

**Note 15 — Derivative Financial Instruments**

The Company began a foreign currency risk management strategy in January 2010 that includes the use of derivative financial instruments designed to protect our economic value from the possible adverse effects of currency fluctuations. We do not enter into derivative financial instruments for speculative or trading purposes. Our hedging relationships are formally documented at the inception of the hedge, and hedges must be highly effective in offsetting changes to future cash flows on hedged transactions both at the inception of a hedge and on an ongoing basis. We record the ineffective portion of hedging instruments, if any, to other income (expense) in the consolidated condensed statements of operations. At December 31, 2010, we had no outstanding forward contracts.

We designated these forward contracts as cash flow hedges of foreign currency denominated firm commitments. Our objective in purchasing these forward contracts was to negate the impact of currency exchange rate movements on our operating results. We record effective spot-to-spot changes in these cash flow hedges in accumulated other comprehensive income until the hedged transaction takes place. We did not incur any hedge ineffectiveness during the twelve months ended December 31, 2010 and 2009. We recorded gains of $84 from derivatives that matured designated as hedging instruments in cost of sales during the twelve months ended December 31, 2010.

**Note 16 — Purchase of Non-Controlling Interest**

During December 2010, the Company purchased the non-controlling 15% equity interest in BSST and certain reversionary rights to intellectual property held Dr. Lon Bell, one of the Company's directors and former President of BSST, who retired during 2010, for $3,380 in cash. In connection with his retirement, the Company agreed to pay Dr. Bell a termination of service payment equal to $175.

**Note 17 — New Accounting Pronouncements**

***Consolidation of Variable Interest Entities — Amended***
*(To be included in ASC 810 "Consolidation", SFAS No. 167 "Amendments to FASB Interpretation No. 46(R)")*

The Financial Accounting Standards Board ("FASB") has issued changes to the accounting for variable interest entities. The changes provide guidance for determining whether an entity is a variable interest entity and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. The changes include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable interest entity. The changes were effective for the first annual reporting period beginning after November 15, 2009, with earlier adoption prohibited. The Company adopted the changes on January 1, 2010 which did not have a material impact on the Company's consolidated financial statements.

**(In thousands, except share and per share data)**

**Note 18 — Lawsuit with Competitor**

The automotive components and systems business is highly competitive. During 2008, one of our competitors, W.E.T. Automotive Systems AG ("WET"), introduced a heated and cooled automotive seat system very similar to ours on a GM vehicle platform. On November 17, 2009 we filed a patent infringement lawsuit against WET. The complaint was filed in the United States District Court for the Central District of California and alleges that WET infringes four patents we either own or license. On February 8, 2010, WET filed a motion to dismiss the case or transfer it to the Eastern District of Michigan. Also, on February 8, 2010, WET filed a patent infringement lawsuit against us in the Eastern District of Michigan, alleging infringement of eight patents allegedly owned or licensed by WET. On April 5, 2010, based on a determination by the California court that WET was not subject to personal jurisdiction in California, the California court dismissed our lawsuit in California. We answered the lawsuit filed by WET in Michigan, and, on May 6, 2010, asserted counterclaims alleging that WET infringes five patents we either own or license. The Michigan court has not yet set a date for trial, but we expect that a trial would not occur until 2012 or 2013.

On April 23, 2010, WET filed another lawsuit in the Eastern District of Michigan, requesting a ruling that WET does not infringe two of our patents that were not involved in the earlier Michigan lawsuit. We and WET took steps to dismiss the lawsuit without prejudice on August 18, 2010.

On December 10, 2010, we filed another patent infringement lawsuit against WET alleging that it infringes two additional patents that Amerigon owns or licenses, neither of which was involved in any earlier lawsuit. WET has not yet answered.

The various lawsuits involving WET described above seek injunctive relief and/or monetary damages for infringement and other related claims.

Management of the Company is currently unable to predict the outcome of this litigation, but believes the current status of the litigation proceeding against the Company does not warrant accrual under the guidance of ASC 450-20 "*Loss Contingencies*", since the amount of any liability is neither probable nor reasonably estimable. As such, no amounts for the litigation have been accrued in the financial statements, however, in accordance with our accounting policy; we recorded reserves for current and future legal costs associated with this lawsuit of $607 and $500 during the fourth quarter of 2010 and fourth quarter of 2009, respectively.

AMERIGON INCORPORATED

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2010, 2009 and 2008

(In thousands)

| Description | Balance at Beginning of Period | Charged to Costs and Expenses | Charged to Other Accounts | Deductions from Reserves | Balance at End of Period |
|---|---|---|---|---|---|
| **Allowance for Doubtful Accounts** | | | | | |
| Year Ended December 31, 2008 | 542 | (85) | — | (139) | 318 |
| Year Ended December 31, 2009 | 318 | 9 | — | (35) | 292 |
| Year Ended December 31, 2010 | 292 | 287 | — | (34) | 545 |
| **Allowance for Deferred Income Tax Assets** | | | | | |
| Year Ended December 31, 2008 | 8,224 | — | — | — | 8,224 |
| Year Ended December 31, 2009 | 8,224 | — | — | — | 8,224 |
| Year Ended December 31, 2010 | 8,224 | (1,645) | — | — | 6,579 |
| **Reserve for Inventory** | | | | | |
| Year Ended December 31, 2008 | 337 | 860 | — | (392) | 805 |
| Year Ended December 31, 2009 | 805 | 2 | — | (175) | 632 |
| Year Ended December 31, 2010 | 632 | 20 | — | (80) | 572 |

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Shareholders of
Amerigon Incorporated

We have audited the accompanying consolidated balance sheets of Amerigon Incorporated (a Michigan corporation) and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. Our audits of the basic financial statements included the financial statement schedule listed in the table of contents appearing under Item 15(a)2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amerigon Incorporated and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material aspects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for non-controlling interests effective January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amerigon Incorporated and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 17, 2011 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Southfield, Michigan
February 17, 2011

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Amerigon Incorporated

We have audited Amerigon Incorporated (a Michigan Corporation) and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Amerigon Incorporated's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Amerigon Incorporated and subsidiaries' internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Amerigon Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Amerigon Incorporated and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 17 , 2011 expressed an unqualified opinion on those consolidated financial statements with an explanatory paragraph relating to the adoption of a new accounting standard on January 1, 2009.

/s/ GRANT THORNTON LLP

Southfield, Michigan
February 17, 2011

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERIGON INCORPORATED

By: /s/ DANIEL R. COKER

DANIEL R. COKER
*Chief Executive Officer*

Date: February 17, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Each person whose signature appears below hereby authorizes Daniel R. Coker and Barry G. Steele, or any of them, as attorneys-in-fact to sign on his behalf, individually, and in each capacity stated below, and to file all amendments and/or supplements to this Annual Report on Form 10-K.

| Signature | Capacity | Date |
|---|---|---|
| /s/ DANIEL R. COKER<br>DANIEL R. COKER | Director, President and Chief Executive Officer (Principal Executive Officer) | February 17, 2011 |
| /s/ BARRY G. STEELE<br>BARRY G. STEELE | Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) | February 17, 2011 |
| /s/ OSCAR B. MARX III<br>OSCAR B. MARX III | Director, Chairman of the Board | February 17, 2011 |
| /s/ DR. LON E. BELL<br>DR. LON E. BELL | Director | February 17, 2011 |
| /s/ FRANCOIS J. CASTAING<br>FRANCOIS J. CASTAING | Director | February 17, 2011 |
| /s/ JOHN M. DEVINE<br>JOHN M. DEVINE | Director | February 17, 2011 |
| /s/ MAURICE E.P. GUNDERSON<br>MAURICE E.P. GUNDERSON | Director | February 17, 2011 |
| /s/ JAMES J. PAULSEN<br>JAMES J. PAULSEN | Director | February 17, 2011 |

**Exhibit 31.1**

**CERTIFICATION**

I, Daniel R. Coker, certify that:

1. I have reviewed this annual report for the period ended December 31, 2010 on Form 10-K of Amerigon Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/S/ DANIEL R. COKER

Daniel R. Coker
*President & Chief Executive Officer*

February 17, 2011

**Exhibit 31.2**

## CERTIFICATION

I, Barry G. Steele, certify that:

1. I have reviewed this annual report for the period ended December 31, 2010 on Form 10-K of Amerigon Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ BARRY G. STEELE

Barry G. Steele
*Chief Financial Officer*

February 17, 2011

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Amerigon Incorporated (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Daniel R. Coker, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ DANIEL R. COKER

Daniel R. Coker
*President & Chief Executive Officer*

February 17, 2011

**Exhibit 32.2**

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Amerigon Incorporated (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Barry G. Steele, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ BARRY G. STEELE

Barry G. Steele
*Chief Financial Officer*

February 17, 2011

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AMERIGON
Advanced Thermoelectric Solutions

# COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

## Among Amerigon Incorporated, The NASDAQ Composite Index, The Auto Parts Index And The Specialized Semiconductor Index



$400
$350
$300
$250
$200
$150
$100
$50
$0
12/05
12/06
12/07
12/08
12/09
12/10
*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends. Fiscal year ending December 31
Amerigon Incorporated
NASDAQ Composite
Auto Parts Index
Specialized Semiconductor Index


| | 12/05 | 12/06 | 12/07 | 12/08 | 12/09 | 12/10 |
|---|---|---|---|---|---|---|
| **Amerigon Incorporated** | 100.00 | 165.41 | 361.99 | 55.82 | 135.96 | 186.30 |
| **NASDAQ Composite** | 100.00 | 111.74 | 124.67 | 73.77 | 107.12 | 125.93 |
| **Auto Parts Index** | 100.00 | 115.36 | 125.17 | 50.69 | 89.09 | 133.53 |
| **Specialized Semiconductor Index** | 100.00 | 113.81 | 155.70 | 68.37 | 102.63 | 115.34 |

# ANNUAL MEETING

**The Annual Meeting of Shareholders will be held on June 24, 2011 at:**

Amerigon Incorporated
21680 Haggerty Road, Suite 101
Northville, Michigan 48167
(248) 504-0500

# GENERAL COUNSEL

Honigman Miller Schwartz
and Cohn LLP
Detroit, Michigan

# INVESTOR RELATIONS

Allen & Caron Inc.
Irvine, California

# TRANSFER AGENT

Computushare Limited
Glendale, California

# NON MANAGEMENT DIRECTORS

**Francois J. Castaing**
Former Technical Advisor to Chairman of Chrysler Corporation,
Former Senior Vice President of Chrysler Corporation

**John M. Devine**
Executive Chairman, Former Vice Chairman and Chief Financial Officer of General Motors Corporation and former Executive Vice President and Chief Financial Officer of Ford Motor Company

**Maurice E.P. Gunderson**
Venture Partner, CMEA Venturers

**Oscar B. Marx, III**
Chairman of the Board, Amerigon,
Former Interim CEO, Amerigon,
Former Vice President,
Ford Motor Company

**James J. Paulsen**
Former President
Ford Motor Company
China Operations

**Lon E. Bell, Ph. D.**
Former President
and CEO, BSST LLC

# MANAGEMENT DIRECTORS

**Daniel R. Coker**
President and CEO

# OTHER OFFICERS

**James L. Mertes**
Vice President
Quality and Operations

**Daniel J. Pace**
Vice President
Sales and Markering

**Stephen C. Davis**
Vice President of Engineering
and Product Development

**Barry Steele**
Vice President of Finance
and Chief Financial Officer
and Corporate Secretary

## AMERIGON MICHIGAN

World Headquarters
21680 Haggerty Road
Suite 101
Northville, MI 48167
Telephone: (248) 504-0500
Fax: (248) 348-9735

## AMERIGON CALIFORNIA

Engineering, Research, Development
5462 Irwindale Avenue
Irwindale, CA 91706
Telephone: (626) 593-4500
Fax: (626) 815-7441

## AMERIGON ZT PLUS

Advanced TE Material Development
1321 Mountain View Circle
Azusa, CA 91702
Telephone: (626) 208-3456
Fax: (626) 812-9180



WWW.AMERIGON.COM


## AMERIGON EUROPE

Sales and Technical Support
European Headquarters
Ulmer Street 160 ß
86156 Augsburg
Germany
Phone: +49-821-439834-20
Fax: +49 821 439834-25

## AMERIGON KOREA

Sales and Technical Support
#205 2F, Lartz Officetel
1588-6, Gwanyang-dong
Dongan-gu, Anyang-si
Gyeonggi-do, 431-060 South Korea
Phone: +82-31-478-6321
Fax: +82-31-478-6326

## AMERIGON JAPAN

Sales and Technical Support
Yaesuchuo Bldg., 5F, 3-5-11,
Nihonbashi, Chuo-ku,
Tokyo 103-0027, Japan
Phone: +81-3-3272-9521
Fax: +81-3-3272-9522